                                                      PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-50645


               [LOGO OF SOFTWARE AG SYSTEMS, INC. APPEARS HERE]

                               5,460,212 SHARES

                                 COMMON STOCK

                             ---------------------

  All of the 5,460,212 shares of Common Stock of Software AG Systems, Inc. (the "Company") offered hereby are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling
Stockholders." The Company will not receive any of the proceeds from the sale of shares being sold by the Selling Stockholders.

  The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "AGS." On May 21, 1998, the last reported sales price for a share of Common Stock was $24.31.

                             ---------------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                 UNDERWRITING     PROCEEDS TO
                                     PRICE TO    DISCOUNTS AND      SELLING
                                      PUBLIC    COMMISSIONS (1) STOCKHOLDERS (2)
--------------------------------------------------------------------------------
Per Share........................     $24.25         $1.21           $23.04
--------------------------------------------------------------------------------
Total (2)........................  $132,410,141   $6,606,857      $125,803,284
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters as stated herein (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Certain of the Selling Stockholders have granted to the Underwriters a 30-day option to purchase an aggregate of up to an additional 819,031 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. See "Underwriting." If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $152,271,643, $7,597,884 and $144,673,759, respectively.

                             ---------------------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco, California, on or about May 28, 1998.

BANCAMERICA ROBERTSON STEPHENS

              DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION

                                   SALOMON SMITH BARNEY

                                                        EVEREN SECURITIES, INC.

                 The date of this Prospectus is May 22, 1998.

  [COMPANY LOGO AND GRAPHICAL SCHEMATIC, UNDER THE CAPTION "THE ULTIMATE ENTERPRISE SOLUTION," DEPICTING THAT THE COMPANY'S ENTERPRISE APPLICATION INTEGRATION PRODUCT AND SERVICE OFFERINGS ENABLE THE INTEGRATION OF MAINFRAME CLASS LEGACY APPLICATIONS WITH DIFFERENT SOURCES OF INFORMATION. SUB-CAPTIONS INCLUDE "MAINFRAME APPLICATIONS," "CLIENT/SERVER," "INTERNET/INTRANET," "DATA WAREHOUSE" AND "PACKAGE APPLICATIONS."]

  Software AG Systems, Inc. is an enterprise solutions company that provides robust software products and related professional services to large organizations with complex computing requirements. Its products are used to build, enhance and integrate mission-critical applications that require reliability, scalability and security, such as customer billing systems, financial accounting systems and inventory management systems.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, PLEASE SEE "UNDERWRITING."

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   7
Company Background.......................................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Price Range of Common Stock..............................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  34
Management...............................................................  45
Certain Relationships and Transactions...................................  52
Principal and Selling Stockholders.......................................  54
Description of Capital Stock.............................................  56
Shares Eligible for Future Sale..........................................  59
Underwriting.............................................................  61
Legal Matters............................................................  63
Experts..................................................................  63
Available Information....................................................  63
Index to Consolidated Financial Statements............................... F-1

                             ---------------------

  The Company's principal executive offices are located at 11190 Sunrise Valley Drive, Reston, Virginia 20191, and its telephone number is (703) 860-5050.

  ENTIRE(R), PREDICT(R), ADAPLEX+(R), ENTIRE NET-WORK(R) and ENTIRE ACCESS(R) are registered trademarks of the Company, and iXpress(TM), EntireX DCOM(TM), ENTIRE BROKER(TM), ENTIRE BROKER SDK(TM), ENTIRE BROKER APPC(TM), ENTIRE SAF Gateway(TM), INSIGHT 2000SM, INSIGHT 2000 Tool Kit(TM), CONSTRUCT(TM), NATURAL Lightstorm(TM), CONSTRUCT Spectrum(TM), CONSTRUCT Spectrum SDK(TM), ADABAS Delta Save Facility(TM), ADABAS FASTPATH(TM), ADABAS SQL Server(TM) and ADABAS Vista(TM) are trademarks or service marks of the Company. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective owners.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including information set forth in "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from those results discussed in these forward-looking statements and from the results historically experienced. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  Software AG Systems, Inc. and its subsidiaries (the "Company") is an enterprise solutions company that provides robust software products and related professional services to large organizations with complex computing requirements. The Company's products are used to build, enhance and integrate mission-critical applications that require reliability, scalability and security, such as customer billing systems, financial accounting systems and inventory management systems. To complement its products, the Company has a comprehensive professional services offering, including consulting, software integration, systems implementation and large project management services. The Company has over 24 years of experience in addressing the needs of organizations with complex enterprise level computing environments.

  The Company provides enterprise development software products and related professional services used by organizations to develop new mission-critical applications and enterprise enablement software products and related professional services used to extend and integrate business applications. The Company's enterprise development products include ADABAS, a high-performance database management system designed to operate with a variety of data types and computer platforms, and NATURAL, a 4GL programming language that enables the development of applications that are portable, scaleable and interoperable across multiple computing platforms. The Company also provides enterprise enablement software products and professional services that allow organizations to integrate their mission-critical applications with other applications and extend them to the Internet and intranets. Products in this area include ENTIRE, a family of enterprise application integration products that facilitates the communication between application components across heterogeneous computing environments; iXpress, a web application assembly and deployment platform; and EntireX DCOM, a product that uses Microsoft's ActiveX technology to integrate applications written in a variety of programming languages. The Company also has a year 2000 program which offers an internally developed software product, INSIGHT 2000 Tool Kit, as well as project management and consulting services to assist customers in the resolution of their year 2000 problem. The Company's professional services that complement its products include application development and enhancement, application reengineering, application porting, rightsizing and application integration.

  The Company's strategy is to further leverage its current leadership position in software solutions for the development and integration of enterprise applications by extending its product and professional services offerings with a particular focus on the application integration market. Key elements of the Company's strategy include enhancing and extending product offerings with added features and functionality, broadening its product offerings for the enterprise application integration market, leveraging its customer base, expanding professional service offerings and leveraging distribution channels.

  On March 31, 1997, the senior management of the Company and Thayer Equity Investors III, L.P. ("Thayer") acquired approximately 89% of the then outstanding Common Stock of the Company (the "Recapitalization"). Prior to the Recapitalization, the Company was a wholly owned subsidiary of Software AG, a large German software company ("SAG"). Immediately prior to the Recapitalization, the Company renegotiated its licensing agreement with SAG (as renegotiated, the "Cooperation Agreement") to provide the Company the exclusive and perpetual right to license and service in North America, South America, Japan and

Israel (collectively, the "Territory") both existing and future products developed or acquired by SAG. The Company is required to pay SAG 24% of the net revenues derived from such license, which royalty rate is fixed for 20 years. See "Company Background."

  The Company sells and markets its software products and professional services through direct and indirect channels. In North America, the Company sells and markets its products through a direct channel that includes over 120 people in 19 offices. The Company sells its products in over 20 additional countries through six exclusive distributorships in South America, Japan and Israel. In addition, the Company has access to the distribution channels of SAG in over 50 countries outside the Territory for the Company's products (other than those licensed from SAG). The Company focuses on selling Enterprise License Agreements ("ELAs"), which are typically long-term contracts of three to five years and include the provision of software products, professional services and maintenance support.

  The Company has over 1,500 customers, consisting primarily of major corporations, government agencies and educational institutions. The Company's customers include Morgan Stanley, Dean Witter, Discover & Co., Delta Air Lines, Inc., Sprint Corporation, Federal Express Corp., Nissan Motor Co., LTD., Cable and Wireless, PLC, Banorte Bank (Mexico), State of California, State of New Jersey, Federal Bureau of Investigation, Brown University and the University of Texas. Most of the Company's customers have been long term users of its products and services. For the year ended December 31, 1997, approximately 95% of the Company's customers who were eligible renewed at least one of their maintenance agreements.

                                  THE OFFERING

 Common Stock Offered by the Selling Stockholders.......  5,460,212 shares
 Common Stock to be Outstanding after the Offering (1).. 29,980,005 shares
 Use of Proceeds........................................ The Company will not receive any proceeds
                                                         from the Offering
 NYSE Symbol............................................ AGS

--------
(1) Based on 29,593,943 shares outstanding as of May 18, 1998. Includes 386,062 shares of Common Stock that are being offered for sale by certain Selling Stockholders pursuant to the exercise by such Selling Stockholders of outstanding stock options granted under the Software AG Systems, Inc. 1997 Stock Option Plan (the "Option Plan"), but excludes (i) the remaining 4,637,413 shares of Common Stock issuable upon the exercise of stock options outstanding under the Option Plan as of May 18, 1998 (ii) 1,772,582 additional shares of Common Stock reserved for future issuance under the Option Plan and (iii) 1,500,000 additional shares of Common Stock reserved for future issuance under the Company's Employee Stock Purchase Plan (the "Purchase Plan").

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                PREDECESSOR              COMBINED (1) PREDECESSOR
                                                    ------------------------------------ ------------ -----------
                                                                                                         THREE
                                                                                                        MONTHS
                                                                YEARS ENDED DECEMBER 31,                 ENDED
                                                    -------------------------------------------------  MAR. 31,
                                                      1993      1994     1995     1996       1997        1997
                                                    --------  -------- -------- -------- ------------ -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Software license fees.....................          $ 51,672  $ 51,832 $ 52,061 $ 52,163   $ 64,137     $ 7,341
Maintenance fees..........................            57,264    65,871   65,307   69,702     72,689      17,352
Professional service fees.................            31,175    29,552   35,194   34,975     44,398       9,948
                                                    --------  -------- -------- --------   --------     -------
 Total revenues...........................           140,111   147,255  152,562  156,840    181,224      34,641
Gross profit..............................            70,149    77,429   81,239   83,869     94,984      17,127
Operating expenses before write-off.......            75,120    76,534   78,051   78,588     75,171      15,817
Write-off of acquired in-process research
 and development costs (2)................               --        --       --       --       6,051         --
Income (loss) from operations.............            (4,971)      895    3,188    5,281     13,762       1,310
Net income................................          $  6,380  $  1,382 $  3,326 $  6,209   $  6,711     $ 1,373
                                                    ========  ======== ======== ========   ========     =======
Net income per common share (3)...........          $   0.23  $   0.05 $   0.12 $   0.23   $   0.27     $  0.06
                                                    ========  ======== ======== ========   ========     =======
Net income per common share--assuming
 dilution (3).............................          $   0.22  $   0.05 $   0.11 $   0.21   $   0.25     $  0.05
                                                    ========  ======== ======== ========   ========     =======
Dividends.................................          $    --   $    600 $  1,700 $  9,000   $    --      $   --
                                                    ========  ======== ======== ========   ========     =======
                                                        SUCCESSOR
                                                    -----------------
                                                      NINE    THREE
                                                     MONTHS   MONTHS
                                                     ENDED    ENDED
                                                    DEC. 31, MAR. 31,
                                                      1997     1998
                                                    -------- --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Software license fees.....................          $ 56,796 $21,649
Maintenance fees..........................            55,337  19,800
Professional service fees.................            34,450  14,414
                                                    -------- --------
 Total revenues...........................           146,583  55,863
Gross profit..............................            77,857  31,635
Operating expenses before write-off.......            59,354  23,433
Write-off of acquired in-process research
 and development costs (2)................             6,051     --
Income (loss) from operations.............            12,452   8,202
Net income................................          $  5,338 $ 5,390
                                                    ======== ========
Net income per common share (3)...........          $   0.21 $  0.18
                                                    ======== ========
Net income per common share--assuming
 dilution (3).............................          $   0.20 $  0.17
                                                    ======== ========
Dividends.................................          $    --  $   --
                                                    ======== ========

                                                                       MARCH 31,
                                                                         1998
                                                                       ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............................................. $ 50,276
Working capital.......................................................   65,429
Total assets..........................................................  199,600
Total stockholders' equity............................................   95,243

--------
(1) Reflects combined data for the three months ended March 31, 1997 (prior to the Recapitalization) and for the nine months ended December 31, 1997 (subsequent to the Recapitalization).
(2) The write-off of acquired in-process research and development costs for the year ended December 31, 1997 relates to the Company's acquisition of R.D. Nickel and Associates, Inc. Before deducting the nonrecurring write-off for this combined period, income from operations was $19.8 million, net income was $12.8 million and basic and diluted net income per common share were $0.51 and $0.48, respectively.
(3) In accordance with Statement of Financial Accounting Standard No. 128 "Earnings Per Share" ("SFAS No. 128") issued by the Financial Accounting Standards Board, the Company calculated and presented basic and diluted earnings per share for the current period. The Company also retroactively adopted SFAS No. 128 for all prior periods presented in calculating and presenting the earnings per share. Basic earnings per share is based on income available to common stockholders divided by the weighted average number of common shares outstanding. Diluted earnings per share is also based on income available to common stockholders divided by the sum of the weighted average number of common shares outstanding and all potential common shares which are dilutive. See Note 1 of Notes to Consolidated Financial Statements.

    Unless the context otherwise requires, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option, and all references in this Prospectus to the "Company" or "Software AG Systems, Inc." refer to Software AG Systems, Inc., a Delaware corporation, and its consolidated subsidiaries.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements and from the results historically experienced as a result of certain factors, including those in the following risk factors and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

POTENTIAL FLUCTUATIONS IN QUARTERLY PERFORMANCE; SEASONALITY OF THE BUSINESS

  The Company has experienced significant quarterly and other fluctuations in revenues and results of operations, and the Company expects these fluctuations to continue in the future. The Company believes that these fluctuations have been primarily attributable to the budgeting and purchasing practices of its customers, and, to a lesser extent, the Company's sales commission practices, which are based partly on annual quotas, and other factors. The Company's revenues and results of operations may also be affected by seasonal trends which have resulted in higher revenues in the Company's third and fourth quarters and lower revenues in its first and second quarters. The Company's professional services fees tend to fluctuate due to the completion or commencement of significant projects, the number of working days in a quarter and the Company's ability to attract, retain and efficiently utilize professional services personnel. The Company's future revenues and operating results may fluctuate as a result of these and other factors, including the demand for the Company's products and services, the timing and cost of new product and service introductions and product enhancements by the Company or its competitors, changes in the mix of products and services sold by the Company and in the mix of sales by distribution channels, commencement or conclusion of significant service contracts, timing of any acquisitions and associated costs, the size, timing and terms of customer orders, including delays in significant orders, changes in pricing policies by the Company or its competitors, the timing of collection of accounts receivable, changes in foreign currency exchange rates, competitive conditions in the industry and general economic conditions.

  The Company's expense levels are based, in part, on its expectation of future revenues, and expense levels are, to a large extent, fixed in the short term. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, the Company's results of operations are likely to be materially and adversely affected. The Company's net income may be disproportionately affected by a reduction in revenue because a large portion of the Company's expenses cannot be easily reduced. In addition, the Company intends to increase its operating expenses by expanding its software product development staff, increasing its professional services and sales and marketing operations, expanding its distribution channels and hiring personnel in other operating areas. The Company expects to experience a significant time lag between the date professional services, sales and technical personnel are hired and the date such personnel become fully productive. The timing of such expansion and the rate at which new technical, professional services and sales personnel become productive as well as the timing of the introduction and the productivity of new distribution channels could cause material fluctuations in quarterly results of operations. Furthermore, to the extent such increased operating expenses precede or are not subsequently followed by increased revenues, the Company's business, financial condition and results of operations could be materially and adversely affected.

  Due to all of the foregoing factors, it is likely that in some future periods the Company's revenues or results of operations will be below the expectations of securities analysts or investors, in which case the market price of the Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

RELATIONSHIP WITH AND ROYALTY PAYMENTS TO SAG

  The Company has the exclusive and perpetual right to license and service in North America, South America, Japan and Israel both existing and future products developed or acquired by SAG and, historically, substantially all of the Company's revenues have been generated from the licensing and servicing of products developed or acquired by SAG. As a result, a materially adverse change in the financial condition or a change in control of SAG could have a material adverse effect on the business, financial condition and results of operations of the Company. In the past, SAG has reported operating losses. In addition, the failure of SAG to develop new products or enhancements to existing products in a timely manner, to provide ongoing technical support for its products or to adequately protect its proprietary rights could have a material adverse effect on the business, financial condition and results of operations of the Company. In the past, the Company has experienced delays in receiving products from SAG in a timely manner. The Cooperation Agreement also requires the Company to pay SAG 24% of the net revenues derived during the next 20 years from the Company's licensing of products developed or acquired by SAG. In addition, to the extent that the Company's aggregate royalty payments to SAG fall below $21.0 million in any calendar year through the year 2000, the Company generally is required to pay the differential to SAG, and any such payment could have a material adverse effect on the Company's business, financial condition and results of operations.

  Because SAG has the exclusive and perpetual right to license and service in all territories other than North America, South America, Japan and Israel both existing and future products developed or acquired by the Company, the Company is dependent on SAG for the distribution of these products outside of North America, South America, Japan and Israel. Any failure by SAG to distribute such products in a timely and effective manner could have a material adverse effect on the Company's business, financial condition and results of operations.

TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS AND PRODUCT ENHANCEMENTS

  The Company's success will depend in part on its ability to acquire and develop product enhancements and new products that keep pace with continuing changes in technology and evolving customer preferences, and the timely delivery of products and product enhancements from SAG. The process of developing new high-technology products is inherently complex and uncertain and requires innovative designs anticipating customer demands and technological trends. There can be no assurance that the Company will be successful in acquiring and/or developing product enhancements or new products to adequately address changing technologies, that it can introduce such products or enhancements on a timely basis, that such products or enhancements will be successful in the marketplace or that SAG will deliver new products or product enhancements that will be successful in the marketplace in a timely manner. The Company's failure to acquire and/or develop technological improvements or to adapt its products to technological change may have a material adverse effect on the Company's business, financial condition and results of operations.

  The timely delivery of new products or product enhancements will depend in part on the Company's ability to continue to develop its internal research and development capability. The Company's ability to staff and effectively manage any future growth in its research and development organization will require it to continue to improve its operational, financial and management controls and reporting systems and procedures, and to hire, train, motivate and manage its research and development employees. There can be no assurance that the Company will be able to manage these challenges in an efficient or timely manner. If management of the Company is unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially adversely affected.

DEPENDENCE ON THE YEAR 2000 MARKET

  The Company believes that its future growth depends, in part, on increased demand for the Company's products and professional services relating to the resolution of the year 2000 problem. The Company had no revenues from its year 2000 program for the year ended December 31, 1996. For the year ended December 31, 1997, the Company had revenues of $6.9 million from its year 2000 program. Although the Company believes that the market for products and professional services relating to the year 2000 problem will grow as the year 2000 approaches, there can be no assurance that this market will develop to the extent anticipated by the Company. Significant expenses for sales and marketing may be required to educate potential clients of the year 2000 problem and the need for products and professional services addressing the problem. In addition, there can be no assurance that potential clients will understand or acknowledge the problem. Affected organizations may not be willing or able to allocate the resources, financial or otherwise, to address the year 2000 problem in a timely manner. Many organizations may attempt to resolve the problem internally rather than by contracting with outside firms such as the Company and value added integrators to which the Company may license its software products. Other organizations may elect to replace their existing systems with year 2000 compliant hardware and software, rather than incur substantial cost in making their existing systems year 2000 compliant. In addition, there can be no assurance that a competitor will not develop a fully automated solution to the year 2000 problem. Due to these and other factors, development of the market for the Company's year 2000 products and professional services is uncertain and unpredictable.

  In addition, the Company anticipates that demand for products and professional services that address the year 2000 problem will decline, perhaps rapidly, following the year 2000. If the market for year 2000 products and professional services fails to grow, or grows more slowly than anticipated, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, competition for personnel qualified to perform professional services relating to the year 2000 problem is intense, and there can be no assurance that the Company will be able to retain its employees who provide such professional services or be able to attract and retain such personnel in the future.


YEAR 2000 COMPLIANCE

  The Company is in the process of identifying, evaluating and implementing changes to its computer programs and systems necessary to address the year 2000 issue. The issue affects computer programs sold to customers as well as computer programs used by the Company internally. The Cooperation Agreement requires SAG to ensure that its products are year 2000 compliant in accordance with a specified timetable. Although SAG has delayed the timetable set forth in the Cooperation Agreement for certain products, SAG has subsequently delivered most of the year 2000 compliant products set forth in the Cooperation Agreement. As of May 21, 1998, there remain certain products, none of which is significant to the Company, that are not year 2000 compliant, and the Company is awaiting delivery of these products from SAG. There can be no assurance that SAG will deliver compliant versions of the remaining products in a timely manner. In addition, the Company has identified a few products that are compliant but are not compatible with all of the Company's other year 2000 compliant products. Although these delays and non-compatibility problems have had no material impact on the Company to date, any failure by SAG to deliver the remaining products and resolve the compatibility issue of the products in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON ACQUISITIONS

  The Company believes that its future growth will depend, in part, on its ability to successfully identify, acquire and then develop promising technologies and products. In addition, the Company intends to build its product development staff in part through acquisitions. The integration of future acquisitions into the Company's existing business could result in certain unanticipated difficulties that could require a disproportionate amount of management's attention and the Company's resources. Furthermore, there can be no assurance that the anticipated benefits of any future acquisition will be realized. The Company has limited experience in completing acquisitions and integrating acquired technologies or products into its operations. The Company may compete for future acquisition opportunities with other companies that have significantly greater financial and management resources and there can be no assurance that the Company will be successful in identifying, acquiring and developing products and technology. Acquisitions could also have adverse short-term effects on the Company's operating results, and could result in dilutive issuances of equity securities and the incurrence of debt and contingent liabilities. In addition, many business acquisitions must be accounted for as purchases and, because most software-related acquisitions involve the purchase of significant intangible assets, these acquisitions typically result in substantial amortization charges and may also involve charges for acquired research and development projects, which could have a material adverse effect on the Company's operating results. See "Company Background."

MANAGEMENT OF PROFESSIONAL SERVICES GROWTH

  The Company recently has experienced a period of growth in its professional services business, with revenues from such business increasing from $35.0 million for the year ended December 31, 1996 to $44.4 million for the year ended December 31, 1997. The Company's ability to staff and effectively manage any future growth in this business will require it to continue to improve its operational, financial and management controls and reporting systems and procedures, and to hire, train, motivate and manage its professional services employees. There can be no assurance that the Company will be able to manage these challenges in an efficient or timely manner. If management of the Company is unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially adversely affected.

DEPENDENCE ON CUSTOMER BASE

  Most of the Company's sales are made to its existing customers. Customers typically pay a one-time licensing fee for use of the Company's products and generally pay an annual charge for maintenance services which include software updates and technical support. There can be no assurance that customers will continue to purchase the Company's products and services, that the Company's historic maintenance renewal rates will continue, or that the Company will be able to maintain its current pricing levels for products and maintenance services. Customers' decisions not to renew their maintenance agreements or to renew them on different terms could have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON MAINFRAME COMPUTING ENVIRONMENT

  The majority of the Company's products are purchased by customers using IBM and IBM-compatible mainframe computing platforms. Worldwide, an increasing proportion of computing functions are being performed on alternative computing platforms, including mid-range computers and client/server networks. A significant shift in the way the Company's customers use computing platforms may have a material adverse effect on the Company's business, financial condition and results of operations. In addition, although the Company believes that any migration away from mainframe computing platforms is subsiding as a result of more cost effective mainframe technology and other factors, any further significant reduction in the role of mainframe or other legacy systems could have a material adverse effect on the Company's business, financial condition and results of operations.

PROPRIETARY RIGHTS

  The Company's success is dependent to a significant extent on its ability to protect its proprietary rights. The Company has no patents and depends upon a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure, assignment of invention and other contractual provisions, and various security measures to protect its proprietary rights. The Company is also dependent on SAG and other third parties that license products to the Company to protect their respective proprietary rights in such products. There can be no assurance that the legal protections afforded to, or the precautions taken by, the Company or its third-party licensors will be adequate to prevent misappropriation of their respective proprietary rights. In addition, these protections do not prevent independent third-party development of functionally equivalent or superior technologies, products or professional services. Any infringement or misappropriation of the Company's proprietary rights, or those of its third-party licensors, could have a material adverse effect on the Company's business, financial condition and results of operations.

  In the future, litigation may be necessary to enforce and protect the Company's trade secrets, copyrights and other intellectual property or proprietary rights. The Company may also be subject to litigation to defend against claimed infringement of, or to determine the scope and validity of, the intellectual property or proprietary rights of others. In the event of litigation involving the use of technology by the Company, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to technology involved in litigation. There can be no assurance that the Company would be successful in such development or that any such licenses would be available on commercially reasonable terms, if at all. Although the Company is not aware of any claims that its products, trademarks or other proprietary rights infringe on the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company and that such claims will not have a material adverse effect on the Company's business, financial condition and results of operations. Any litigation involving the use of technology by the Company could result in substantial cost to the Company and divert management's attention from the Company's operations, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from selling its products, any one of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Proprietary Rights."

DEPENDENCE ON THIRD-PARTY TECHNOLOGY

  The Company's products are currently designed, and may in the future be designed, to work on or in conjunction with certain third-party hardware and/or software products. If any of these current or future third parties were to discontinue making their products available to the Company or to licensees of the Company's products on a timely basis, or to increase materially the cost to the Company or its licensees to acquire, license or purchase such third parties' products, or if a material problem were to arise in connection with the ability of the Company's products to properly use or operate with third-party hardware and/or software products, the Company's products would have to be redesigned by the Company, or the licensor of the product to the Company, to function with or on alternative third-party products, or the Company or its licensees may be precluded from selling the product. There can be no assurance that an alternative source of suitable technology would be available or that the Company, or the licensor of the product to the Company, would be able to develop an alternative product on a timely basis or at a reasonable cost. The failure of the Company to license, acquire or develop alternative technologies or products on a timely basis and at a reasonable cost could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The markets for the Company's software products and professional services are highly competitive and characterized by continual change and improvement in technology. The Company provides products and professional services to several markets within the computer industry and encounters a variety of competitors within each market. Many of the Company's competitors have significantly greater financial, marketing and other competitive resources than the Company. In addition, in certain markets in which the Company competes, there are no significant barriers to entry.

  In the enterprise development markets, the Company's competitors with respect to enterprise and departmental database management products include IBM Corporation ("IBM"), Oracle Corporation ("Oracle"), Informix Corporation ("Informix"), Sybase, Inc. ("Sybase") and Microsoft Corporation ("Microsoft"). In addition, the Company's 4GL applications programming language, NATURAL, competes with offerings from both large and small companies, including Oracle, Microsoft, IBM and Sterling Software, Inc. In the enterprise enablement market, the Company's products compete in both the component/object and the message-oriented segments of the middleware market, where its competitors include IBM and Microsoft. In the market for year 2000 products and professional services, the Company's competitors include Formal Systems, Inc., Viasoft, Inc. and Electronic Data Systems Corporation. Few of the Company's competitors compete in all of the same markets as the Company.

  There can be no assurance that the Company will be able to compete successfully against current and future competitors, and its failure to do so would have a material adverse effect upon the Company's business, financial condition and results of operations. In addition, no assurance can be given that the Company will not be required to make substantial additional investments in connection with its research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that such required investments will not have a material adverse effect on operating margins. Increased competition could result in reduction in market share, pressure for price reductions and related reductions in gross margins, any of which could materially adversely affect the Company's business, financial condition and results of operations.

RISK ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

  The Company holds the exclusive and perpetual right to license SAG products in North America, South America, Japan and Israel. In South America, Japan and Israel, the Company has entered into exclusive distributorship arrangements with local firms. There can be no assurance that such distributors will continue to perform as they have historically and that they will not offer products that compete with the Company's products. Additionally, the distributorships generally may be terminated by either party at any time upon compliance with applicable notice provisions. In the event that any of the distributorships were terminated or expired, there can be no assurance that the Company could find an adequate replacement, and such a termination or expiration could have a material adverse effect on the Company's business, financial condition and results of operations.

  Royalty revenues from international distributors represented 14%, 17% and 15% of the Company's total revenues in 1995, 1996 and 1997, respectively. The Company anticipates that royalty revenues from international sales and services will continue to account for a material portion of its total revenues in the foreseeable future. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import or export (including export of high technology products) or otherwise resulting from foreign policy or the variability of foreign economic conditions. To date, the Company has not engaged in any hedging transactions to mitigate its risks relating to exchange rate fluctuations.

  Additional risks associated with international operations include costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, difficulties in enforcing intellectual property, proprietary and contract rights, the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers, and potential difficulties in collecting accounts receivable. There can be no assurance that these and other factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

RISK OF SOFTWARE DEFECTS

  Software products as complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, new products may contain defects or software errors and, as a result, the Company may experience delayed or lost revenues during the period required to correct any defects or errors. Any such defects or errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation, or loss of or delay in market acceptance, or could require expensive product changes, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations. The Company's Cooperation Agreement with SAG provides for only limited warranties by SAG with respect to the software products licensed by it to the Company and, therefore, the Company may be primarily liable to its customers for defects in SAG-supplied software.

POTENTIAL FOR CONTRACT LIABILITY

  The Company markets its products and professional services to customers for developing, building, deploying, maintaining and managing mission-critical computer software applications. The Company's license and other agreements with its customers typically contain provisions designed to limit the Company's exposure to potential liability claims relating to the Company's products or professional services. Despite this precaution, there can be no assurance that the limitations of liability set forth in the Company's agreements would be enforceable or would otherwise protect the Company from liability for damages. Although the Company has not experienced any material liability claims to date, the sale and support of the Company's products and professional services may entail the risk of such claims, which could be substantial in light of the use of such products in mission-critical applications. A material liability claim against the Company, regardless of its outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Therefore, any material liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON STATE, LOCAL AND OTHER GOVERNMENT CONTRACTS

  The Company derived 24% of its total revenues in 1996 and 30% of its total revenues for 1997 from selling its products and professional services directly or indirectly to state and local government agencies. In addition, the Company derived 9% of its total revenues in 1996 and 11% of its total revenues for 1997 from selling its products and professional services directly or indirectly to federal government agencies. Any failure to obtain a contract award, or a delay on the part of a government agency in making the award or in ordering products and professional services under an awarded contract, could have a material adverse effect on the Company's business, financial condition and results of operations. Other risks generally involved in government sales include the larger discounts (and thus lower margins) typically involved in government sales, the dependence of the Company on the ability of a prime contractor, if any, to obtain the award and perform the contract, the unpredictability of funding for various government programs, the ability of the government agency to unilaterally terminate the contract, and the dependence on the creditworthiness of any prime contractor (some of which are relatively small organizations without substantial funds). The Company anticipates that state, local and other government sales will continue to represent a significant but fluctuating portion of its revenues in the future.

FIXED PRICE CONTRACTS

  Revenues from fixed price contracts represented approximately 8% and 12% of the Company's total revenues for 1996 and 1997, respectively. In making proposals for fixed price contracts, the Company relies on its estimated costs for completing the project. These estimates reflect, among other factors, judgments as to the efficiencies of the Company's technology and services as applied to the project. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed price contracts could have a material adverse effect on the Company's business, financial condition and results of operations. In the past, the Company has suffered material losses on fixed price contracts.

DEPENDENCE ON KEY PERSONNEL; NEED TO HIRE ADDITIONAL PERSONNEL

  The Company's future performance depends to a significant degree upon the continued service of the key members of its management, as well as marketing, sales, consulting and product development personnel, and its ability to attract and retain new management and other personnel. The loss of any one or more of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Company employees are employed at-will and the Company has no fixed-term employment agreements with any of its employees.

  While historically the Company primarily has relied on SAG for product development, the Company believes its future success will also depend in part upon its ability to develop its own technologies and products and, consequently, upon its ability to attract and retain highly skilled technical and product development personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its key employees or that it will be successful in attracting, integrating and retaining new personnel in the future. Failure to attract, integrate and retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, at March 31, 1998, the Company had approximately 112 independent contractors working as technical consultants primarily in connection with the Company's professional service offerings. Competition for such contractors is intense and the failure to continue to attract and hire such contractors when they are needed could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY OFFICERS, DIRECTORS AND THAYER

  Following the offering, the Company's officers and directors, and their affiliates, in the aggregate, will have voting control of approximately 50.5% of the Company's outstanding Common Stock. In particular, Thayer and its affiliates will have voting control of approximately 38.7% of the Company's outstanding Common Stock.

As a result, the Company's officers and directors, and their affiliates, will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The voting power of Thayer and the Company's officers and directors under certain circumstances could have the effect of preventing or delaying a change in control of the Company. See "Principal and Selling Stockholders."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

  The Company's Second Amended and Restated Certificate of Incorporation and Third Amended and Restated Bylaws contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for the Company. Such provisions could limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Company has an authorized class of 25,000,000 shares of preferred stock, $0.01 par value, that the Board of Directors may issue, without stockholder approval, with voting, conversion and other rights and preferences that may be superior to the Common Stock and that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. Other provisions impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. In addition, the Company's Board of Directors is divided into three classes, the members of each of which will serve for a staggered three-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors. Certain provisions of the Cooperation Agreement with SAG may also have the effect of discouraging a third party from making an acquisition proposal for the Company. See "Company Background" and "Description of Capital Stock--Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws."

POSSIBLE VOLATILITY OF COMMON STOCK PRICE

  The market price for the Common Stock may be volatile and may be affected by a number of factors, including the announcement of new products, product enhancements or services by the Company or its competitors, quarterly variations in the Company's or its competitors' results of operations, changes in earnings estimates or recommendations by securities analysts, developments in the Company's industry, general market conditions and other factors, including factors unrelated to the operating performance of the Company or its competitors. In addition, stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Based on the 29,593,943 shares outstanding as of May 18, 1998, upon completion of this offering, the Company will have outstanding 29,980,005 shares of Common Stock. Assuming no exercise of the Underwriters' over-allotment option, 14,394,155 of these shares will be freely tradable without restriction in the public market. Of the remaining 15,585,850 shares, (i) 14,437,586 shares are eligible for sale (11,636,574 of which will be subject to 90-day lock-up agreements between certain stockholders and the Representatives of the Underwriters), (ii) 375,141 shares will be eligible for sale beginning June 30, 1998 (185,666 of which will be subject to a 90-day lock-up agreement between the holder thereof and the Representatives of the Underwriters), (iii) 137,500 shares will be eligible for sale beginning August 22, 1998 and (iv) 51,013 shares and 108,625 shares will be eligible for sale beginning January 10, 1999 and April 11, 1999, respectively. BancAmerica Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. Sales of substantial amounts of Common Stock or the availability of such shares for sale could adversely affect prevailing market prices of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

DIVIDENDS

  The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                              COMPANY BACKGROUND

  In February 1981, the Company was incorporated as a Delaware corporation and established as a holding company for Software AG Americas, Inc. Since 1973, Software AG Americas, Inc. has primarily licensed and serviced SAG products in the United States and other countries through a series of licensing agreements with SAG. In June 1981, the Company sold approximately 30% of its then outstanding common stock in an initial public offering. In 1988, SAG purchased all of the outstanding stock of the Company, thereby acquiring control of the Company.

  On March 31, 1997, the Company consummated the Recapitalization, pursuant to which the senior management of the Company and Thayer acquired approximately 89% of the Company's then outstanding Common Stock. Thayer is a private equity fund based in Washington, D.C. that targets investments in the information technology and services industries and its investors include corporations, pension funds and financial institutions. The Company believes that the Recapitalization has provided several significant benefits to the Company, such as access to growth and development capital, equity ownership incentives for management and other key employees, and the opportunity and ability to pursue acquisitions and internal product development.

  Immediately prior to the Recapitalization, the Company and SAG entered into the Cooperation Agreement which generally (i) provides the Company the exclusive and perpetual right to license and service in North America, South America, Japan and Israel (the "Territory") both existing and future products developed or acquired by SAG and (ii) provides SAG the exclusive and perpetual right to license and service outside the Territory both existing and future products developed or acquired by the Company. Each of the Company and SAG must pay the other 24% of the net revenues derived from such licenses. This 24% royalty rate is fixed for 20 years. Except under certain circumstances, the Company's minimum annual royalty payment to SAG through the year 2000 must equal at least $21 million. In 1995, 1996 and 1997, the Company's aggregate royalty payments to SAG were approximately $23.9 million, $26.1 million and $29.3 million, respectively. See "Certain Relationships and Transactions." The Company anticipates that the Cooperation Agreement and SAG's equity interest in the Company will promote close collaboration between the Company and SAG. See "Principal and Selling Stockholders."

  The Cooperation Agreement contains certain safeguards to ensure that the Company and SAG are able to continue to exercise their respective rights to license and service each other's products in their respective territories. These safeguards include rights of first refusal with respect to transfers of proprietary rights to third parties and restrictions on SAG from competing against the Company in the Territory and on the Company from competing against SAG outside the Territory. The Cooperation Agreement also prohibits either party from consummating a change of control unless such party's successor agrees to be bound by the terms of the Cooperation Agreement with respect to all existing products of such party and future products that are materially derived therefrom. In addition, SAG is precluded from consummating a change of control unless its successor agrees to continue supporting the research and development of SAG's then existing and planned products for two years following the change in control. The Company is precluded from consummating a change in control in which certain specified entities would be its successor unless such entities agree to pay the Company's minimum annual royalty payments to SAG until the later of December 31, 2000 or two years following the change in control.

  On November 21, 1997, the Company, Thayer and an affiliate of Thayer consummated the sale of 8,855,000 shares of Common Stock in an initial public offering (the "IPO"). Following the IPO, Thayer and an affiliate of Thayer owned approximately 56% of the Company's then outstanding Common Stock and SAG owned approximately 9% of the Company's then outstanding Common Stock.

  On September 30, 1997, the Company acquired R.D. Nickel and Associates, Inc. ("R.D. Nickel"), a software company that develops, licenses and supports a family of application development products, including CONSTRUCT and CONSTRUCT Spectrum. Additionally, R.D. Nickel served as the exclusive distributor of the Company's products in Canada since 1973. R.D. Nickel now operates as Software AG Systems (Canada) Inc., an indirect subsidiary of the Company.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders in the Offering.

                                DIVIDEND POLICY

  The Company did not pay any cash dividends in 1997 and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In 1996, while a wholly owned subsidiary of SAG, the Company paid aggregate cash dividends to SAG of $9.0 million.

                                CAPITALIZATION

  The following table sets forth as of March 31, 1998, the capitalization of the Company. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                 MARCH 31, 1998
                                                                 --------------
                                                                 (IN THOUSANDS)
Stockholders' equity:
Preferred Stock, $0.01 par value; 25,000,000 shares authorized;
 none issued and outstanding...................................     $   --
Common Stock, $0.01 par value; 75,000,000 shares authorized;
 29,523,149 shares issued and outstanding (1)..................         295
Additional paid-in capital.....................................      84,291
Retained earnings..............................................      10,657
                                                                    -------
  Total stockholders' equity...................................      95,243
                                                                    -------
    Total capitalization.......................................     $95,243
                                                                    =======

--------
(1) As of May 18, 1998, excludes (i) 70,794 shares of Common Stock issued upon the exercise of stock options subsequent to March 31, 1998 granted under the Option Plan at a weighted average exercise price of $3.22,
    (ii) 5,023,475 shares of Common Stock issuable upon the exercise of stock options outstanding as of May 18, 1998, granted under the Option Plan at a weighted average exercise price of $5.83 per share (of which 386,062 shares of Common Stock will be issued upon the exercise of stock options by certain Selling Stockholders), (iii) 1,772,582 shares of Common Stock reserved for future issuance pursuant to the Option Plan and (iv) 1,500,000 shares of Common Stock reserved for future issuance pursuant to the Purchase Plan.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has traded on the NYSE under the symbol AGS since November 18, 1997. The following table sets forth the high and low sales prices, as reported on the NYSE, for the periods indicated.

                                                                HIGH     LOW
                                                                ----     ---
     1997
     Fourth Quarter (from November 18, 1997)................... $14 1/2  $10
     1998
     First Quarter.............................................  27 1/4  11 1/8
     Second Quarter (through May 21, 1998).....................  28 1/16 22 1/2

  On May 21, 1998, the last sale price of the Common Stock, as reported by the NYSE, was 24 5/16 per share. As of May 18, 1998, the Company had approximately 42 common stockholders of record.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The consolidated statement of operations data set forth below for each of the years ended December 31, 1995, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996 and 1997 have been derived from the Company's consolidated financial statements, which statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The consolidated statement of operations data for the year ended December 31, 1994 and the consolidated balance sheet data at December 31, 1994 and 1995 have been derived from the Company's consolidated financial statements, which statements have been audited by KPMG Peat Marwick LLP and are not included in this Prospectus. The financial data presented as of and for the year ended December 31, 1993 are derived from the Company's financial statements, which statements have been audited by other auditors and are not included in this Prospectus. The financial data presented as of March 31, 1998 and for the three months ended March 31, 1998 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year or for any future period. The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The historical financial data set forth below for the periods ended, or as of the dates prior to, March 31, 1997 reflect the results of operations and balance sheet data of the Company prior to the Recapitalization when the Company was a wholly owned subsidiary of SAG and is captioned as "Predecessor." The historical financial information subsequent to March 31, 1997 reflect the results of operations and balance sheet data subsequent to the Recapitalization and is captioned as "Successor." See "Company Background."

                                      PREDECESSOR              COMBINED (1) PREDECESSOR     SUCCESSOR
                          ------------------------------------ ------------ ----------- -----------------
                                                                               THREE      NINE    THREE
                                                                              MONTHS     MONTHS   MONTHS
                                      YEARS ENDED DECEMBER 31,                 ENDED     ENDED    ENDED
                          -------------------------------------------------  MAR. 31,   DEC. 31, MAR. 31,
                            1993      1994     1995     1996       1997        1997       1997     1998
                          --------  -------- -------- -------- ------------ ----------- -------- --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
 Software license fees..  $ 51,672  $ 51,832 $ 52,061 $ 52,163   $ 64,137    $  7,341   $ 56,796 $21,649
 Maintenance fees.......    57,264    65,871   65,307   69,702     72,689      17,352     55,337  19,800
 Professional service
  fees..................    31,175    29,552   35,194   34,975     44,398       9,948     34,450  14,414
                          --------  -------- -------- --------   --------    --------   -------- -------
 Total revenues.........   140,111   147,255  152,562  156,840    181,224      34,641    146,583  55,863
                          --------  -------- -------- --------   --------    --------   -------- -------
Cost of revenues:
 Software license.......    14,331    13,513   15,244   14,120     19,909       2,098     17,811   5,670
 Maintenance............    29,796    29,823   23,488   25,885     28,764       6,205     22,559   7,057
 Professional services..    25,835    26,490   32,591   32,966     37,567       9,211     28,356  11,501
                          --------  -------- -------- --------   --------    --------   -------- -------
 Total cost of reve-
  nues..................    69,962    69,826   71,323   72,971     86,240      17,514     68,726  24,228
                          --------  -------- -------- --------   --------    --------   -------- -------
Gross profit............    70,149    77,429   81,239   83,869     94,984      17,127     77,857  31,635
                          --------  -------- -------- --------   --------    --------   -------- -------
Operating expenses:
 Software product devel-
  opment................     3,045       900      900    1,372      1,093         --       1,093     755
 Sales and marketing....    43,439    50,422   52,512   48,677     38,320       7,317     31,003  11,873
 Administrative and gen-
  eral..................    28,636    25,212   24,639   28,539     35,758       8,500     27,258  10,805
 Write-off of acquired
  in-process research
  and development costs
  (2)...................       --        --       --       --       6,051         --       6,051     --
                          --------  -------- -------- --------   --------    --------   -------- -------
 Total operating ex-
  penses................    75,120    76,534   78,051   78,588     81,222      15,817     65,405  23,433
                          --------  -------- -------- --------   --------    --------   -------- -------
Income (loss) from oper-
 ations.................    (4,971)      895    3,188    5,281     13,762       1,310     12,452   8,202
Other income and ex-
 pense, net.............     7,599     1,882    2,449    5,230      1,995         978      1,017     906
                          --------  -------- -------- --------   --------    --------   -------- -------
Income before cumulative
 effect of change in
 accounting principle
 and income taxes.......     2,628     2,777    5,637   10,511     15,757       2,288     13,469   9,108
Cumulative effect of
 change in accounting
 principle..............     5,070       --       --       --         --          --         --      --
Income tax provision....     1,318     1,395    2,311    4,302      9,046         915      8,131   3,718
                          --------  -------- -------- --------   --------    --------   -------- -------
Net income..............  $  6,380  $  1,382 $  3,326 $  6,209   $  6,711    $  1,373   $  5,338 $ 5,390
                          ========  ======== ======== ========   ========    ========   ======== =======
Net income per common
 share (3):
 Income from continuing
  operations............  $   0.05  $   0.05 $   0.12 $   0.23   $   0.27    $   0.06   $   0.21 $  0.18
 Cumulative effect of
  change in accounting
  principle.............      0.18       --       --       --         --          --         --      --
                          --------  -------- -------- --------   --------    --------   -------- -------
                          $   0.23  $   0.05 $   0.12 $   0.23   $   0.27    $   0.06   $   0.21 $  0.18
                          ========  ======== ======== ========   ========    ========   ======== =======
Net income per common
 share--assuming
 dilution (3):
 Income from continuing
  operations............  $   0.05  $   0.05 $   0.11 $   0.21   $   0.25    $   0.05   $   0.20 $  0.17
 Cumulative effect of
  change in accounting
  principle.............      0.17       --       --       --         --          --         --      --
                          --------  -------- -------- --------   --------    --------   -------- -------
                          $   0.22  $   0.05 $   0.11 $   0.21   $   0.25    $   0.05   $   0.20 $  0.17
                          ========  ======== ======== ========   ========    ========   ======== =======
Dividends...............  $    --   $    600 $  1,700 $  9,000   $    --     $    --    $    --  $   --
                          ========  ======== ======== ========   ========    ========   ======== =======

                                    PREDECESSOR                 SUCCESSOR
                         ---------------------------------- ------------------
                                        DECEMBER 31,
                         ------------------------------------------- MARCH 31,
                          1993    1994     1995      1996     1997     1998
                         ------- ------- --------  -------- -------- ---------
                                            (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital (defi-
 cit)................... $ 6,355 $ 5,167 $ (2,465) $ 30,421 $ 62,052 $ 65,429
Total assets............  74,175  86,466  125,612   158,088  196,126  199,600
Long-term debt, less
 current maturities.....   3,212     431      --        --       --       --
Total stockholders' eq-
 uity...................  30,190  30,972   32,599    29,808   89,818 $ 95,243

--------
(1) Reflects combined data for the three months ended March 31, 1997 (prior to the Recapitalization) and for the nine months ended December 31, 1997 (subsequent to the Recapitalization).
(2) The write-off of acquired in-process research and development costs for the year ended December 31, 1997 relates to the Company's acquisition of R.D. Nickel. Before deducting the nonrecurring write-off for this combined period, income from operations was $19.8 million, net income was $12.8 million and basic and diluted net income per common share were $0.51 and $0.48, respectively.
(3) In accordance with Statement of Financial Accounting Standard No. 128 "Earnings Per Share" ("SFAS No. 128") issued by the Financial Accounting Standards Board, the Company calculated and presented basic and diluted earnings per share for the current period. The Company also retroactively adopted SFAS No. 128 for all prior periods presented in calculating and presenting the earnings per share. Basic earnings per share is based on income available to common stockholders divided by the weighted average number of common shares outstanding. Diluted earnings per share is also based on income available to common stockholders divided by the sum of the weighted average number of common shares outstanding and all potential common shares which are dilutive. See Note 1 of Notes to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  The Company is an enterprise solutions company that provides robust software products and related professional services to large organizations with complex computing requirements. The Company's revenues are primarily derived from license fees for the use of software products, fees for maintenance related to those products and fees for professional services. Since 1973, the Company has primarily licensed and serviced SAG products in the United States and other countries through a series of licensing agreements with SAG. In 1981, the Company sold approximately 30% of its then outstanding Common Stock in an initial public offering. In 1988, SAG purchased all of the outstanding Common Stock of the Company, thereby acquiring control of the Company.

  Immediately prior to the consummation of the Recapitalization, the Company entered into a perpetual (unless otherwise terminated by the written agreement of the parties) Cooperation Agreement with SAG that terminated and superseded the license agreement dated January 1, 1995. As consideration for the Cooperation Agreement, the Company paid SAG approximately $22.6 million. Under the Cooperation Agreement, each of the Company and SAG are required to pay the other royalties of 24% of net revenues from sales of licenses of, and technical services on, each other's products for the initial 20 years of the perpetual term of the agreement. For calendar years 1997 through 2000, the Company will be required to pay SAG minimum annual royalties of $21.0 million, provided that SAG's worldwide product and technical services revenues for each of those years are at least equal to SAG's 1996 worldwide revenues. In the event of a decrease in SAG's worldwide revenues, the minimum annual royalty requirement will be reduced proportionately.

  Pursuant to the Recapitalization, the determination of fair value allocated to the identifiable assets and liabilities of the Company has been made by management based on the nature of the assets and liabilities acquired, and general economic factors. Based on this allocation, the fair value of the Company's Cooperation Agreement has been recorded at $23.5 million, based on an independent appraisal. The amortization period for the Cooperation Agreement is ten years. The fair value of the Company's remaining assets and liabilities has been presumed to be equal to the book value as of the date of the acquisition. Based on allocation of the purchase price to the net assets and liabilities, an excess of purchase price over net assets acquired (goodwill) of $6.4 million was recorded. Such goodwill is being amortized on a straight-line basis over 10 years.

  Prior to the Recapitalization, the Company's management team was constrained by SAG in its ability to develop new products, license third-party software, retain capital for expansion and make acquisitions of companies, products or technologies. The Company's relatively low software product development expenditures resulted, in part, from these constraints. Management has undertaken several strategic initiatives since the Recapitalization to increase revenue growth and profitability, including building a product development organization, developing a product and professional services offering that addresses the year 2000 problem and acquiring R.D. Nickel.

  On September 30, 1997, the Company acquired 100% of the issued and outstanding shares of the common stock of R.D. Nickel. The transaction was accounted for using the purchase method of accounting for a business combination. The aggregate purchase price of Cdn$14.0 million (US$10.1 million) was funded through a cash payment of Cdn$7.0 million (US$5.1 million) and a note payable of Cdn$7.0 million (US$5.1 million). The note payable was repaid in November 1997 with the proceeds from the IPO. In connection with the acquisition, the Company recorded a $6.1 million non-recurring charge against earnings for in-process research and development costs. The remaining excess purchase price of $5.0 million represents goodwill, and has been recorded as other intangible assets. The related amortization period for the goodwill is ten years. At March 31, 1998, accumulated amortization of the goodwill was approximately $250,000. At September 30, 1997, the net assets acquired have been reported in the Company's consolidated financial statements. As of October 1, 1997, the operating results of R.D. Nickel have been consolidated with the Company's operating results.

  Software license fees are generated through the licensing of enterprise development and enterprise enablement products. Enterprise development products include ADABAS, a high-performance data management system, and NATURAL, a 4GL programming language. Enterprise enablement software products include ENTIRE, a family of middleware products, and INSIGHT 2000 Tool Kit, a software product that addresses the year 2000 problem.

  The Company also provides maintenance and support services to its customers. Such maintenance services are typically provided in accordance with annual agreements, with maintenance fees charged as a percentage of current software license fees. Maintenance fees are recognized ratably over the term of the agreement.

  The Company markets and sells its software products and services, as well as third-party products, through direct and indirect channels in the Territory. In North America, a direct sales and support structure is utilized through the Company's wholly owned subsidiaries. In the remainder of the Territory, exclusive distributors sell the Company's products and provide maintenance support and pay the Company a royalty on the revenues derived therefrom. The Company has historically generated the majority of its revenues from sales within the United States. Royalty revenues from international distributors represented 14%, 17% and 15% of the Company's total revenues in 1995, 1996 and 1997, respectively.

  The Company also generates revenues through the provision of professional services associated with the implementation and deployment of the Company's enterprise development and enterprise enablement products and through educational services. The Company recognizes revenue from professional services as such services are performed. The Company's professional services offerings include consulting, software integration, system implementation, large project management and year 2000 analysis and remediation. These services are delivered on either a time and materials basis or a fixed price basis.

  The Company offers its products and professional services to certain customers under Enterprise License Agreements ("ELAs"). ELAs are typically long-term contracts of three to five years which include software products, professional services and maintenance support. Revenues from software licenses sold as part of an ELA are recognized as revenue when such products are shipped. Revenue from professional services and maintenance support are recognized as provided. As of March 31, 1998, 133 of the Company's customers had entered into ELAs with the Company.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data for the periods indicated expressed as a percentage of total revenues.

                                PREDECESSOR           COMBINED (1) PREDECESSOR     SUCCESSOR
                          --------------------------  ------------ ----------- -----------------
                                                                      THREE      NINE    THREE
                                                          YEAR       MONTHS     MONTHS   MONTHS
                                                         ENDED        ENDED     ENDED    ENDED
                          YEAR ENDED DECEMBER 31,       DEC. 31,    MAR. 31,   DEC. 31, MAR. 31,
                          --------------------------  ------------ ----------- -------- --------
                          1993   1994   1995   1996       1997        1997       1997     1998
                          -----  -----  -----  -----  ------------ ----------- -------- --------
Revenues:
 Software license fees..   36.9%  35.2%  34.1%  33.3%     35.4%        21.2%     38.7%    38.8%
 Maintenance fees.......   40.9   44.7   42.8   44.4      40.1         50.1      37.8     35.4
 Professional service
  fees..................   22.2   20.1   23.1   22.3      24.5         28.7      23.5     25.8
                          -----  -----  -----  -----     -----        -----     -----    -----
 Total revenues.........  100.0  100.0  100.0  100.0     100.0        100.0     100.0    100.0
                          -----  -----  -----  -----     -----        -----     -----    -----
Cost of revenues:
 Software license.......   10.2    9.2   10.0    9.0      11.0          6.1      12.2     10.2
 Maintenance............   21.3   20.3   15.4   16.5      15.9         17.9      15.4     12.6
 Professional services..   18.4   18.0   21.4   21.0      20.7         26.6      19.3     20.6
                          -----  -----  -----  -----     -----        -----     -----    -----
 Total cost of reve-
  nues..................   49.9   47.5   46.8   46.5      47.6         50.6      46.9     43.4
                          -----  -----  -----  -----     -----        -----     -----    -----
Gross profit............   50.1   52.5   53.2   53.5      52.4         49.4      53.1     56.6
                          -----  -----  -----  -----     -----        -----     -----    -----
Operating expenses:
 Software product
  development...........    2.2    0.6    0.6    0.9       0.6          --        0.7      1.3
 Sales and marketing....   31.0   34.2   34.4   31.0      21.1         21.1      21.2     21.3
 Administrative and
  general...............   20.4   17.1   16.2   18.2      19.7         24.5      18.6     19.3
 Write-off of acquired
  in-process research
  and development costs
  (2)...................    --     --     --     --        3.4          --        4.1      --
                          -----  -----  -----  -----     -----        -----     -----    -----
 Total operating
  expenses..............   53.6   51.9   51.2   50.1      44.8         45.6      44.6     41.9
                          -----  -----  -----  -----     -----        -----     -----    -----
Income (loss) from
 operations.............   (3.5)   0.6    2.0    3.4       7.6          3.8       8.5     14.7
Other income and
 expense, net...........    5.4    1.3    1.6    3.3       1.1          2.8       0.7      1.6
                          -----  -----  -----  -----     -----        -----     -----    -----
Income before cumulative
 effect of change in
 accounting principle
 and income taxes.......    1.9    1.9    3.6    6.7       8.7          6.6       9.2     16.3
Cumulative effect of
 change in accounting
 principle..............    3.6    --     --     --        --           --        --
Income tax provision ...    0.9    0.9    1.5    2.6       5.0          2.6       5.6      6.7
                          -----  -----  -----  -----     -----        -----     -----    -----
Net income .............    4.6%   1.0%   2.1%   4.1%      3.7%         4.0%      3.6%     9.6%
                          =====  =====  =====  =====     =====        =====     =====    =====

  The following table sets forth, for each component of revenues, the cost of such revenues as a percentage of such revenues for the periods indicated:

                               PREDECESSOR           COMBINED (1) PREDECESSOR     SUCCESSOR
                         --------------------------  ------------ ----------- -----------------
                                                                     THREE      NINE    THREE
                                                         YEAR       MONTHS     MONTHS   MONTHS
                         YEAR ENDED DECEMBER 31,        ENDED        ENDED     ENDED    ENDED
                         --------------------------    DEC. 31,    MAR. 31,   DEC. 31, MAR. 31,
                         1993   1994   1995   1996       1997        1997       1997     1998
                         -----  -----  -----  -----  ------------ ----------- -------- --------
Software license........  27.7%  26.1%  29.3%  27.1%     31.0%       28.6%      31.4%    26.2%
Maintenance.............  52.0   45.3   36.0   37.1      39.6        35.8       40.8     35.6
Professional services...  82.9   89.6   92.6   94.3      84.6        92.6       82.3     79.8

--------
(1) Reflects combined data for the three months ended March 31, 1997 (prior to the Recapitalization) and for the nine months ended December 31, 1997 (subsequent to the Recapitalization).
(2) The write-off of acquired in-process research and development costs for the year ended December 31, 1997 relates to the Company's acquisition of R.D. Nickel. Before deducting the nonrecurring write-off for this period, income from operations as a percentage of total revenues was 10.9% and net income as a percentage of total revenues was 7.0%.

THREE MONTHS ENDED MARCH 31, 1998 AND 1997

 Revenues

  Total Revenues. The Company's revenues are currently derived from fees from licensing the Company's software products, fees for providing maintenance to customers which have licensed the Company's software products and fees from professional services. The Company's total revenues were $55.9 million and $34.6 million for the three months ended March 31, 1998 and 1997, respectively, representing an increase of 61%.

  Software License Fees. The Company's software license fees are derived primarily from the licensing of the Company's enterprise development and enterprise enablement products. Software license fees were $21.6 million and $7.3 million for the three months ended March 31, 1998 and 1997, respectively, representing an increase of 195%. This increase was primarily attributable to the reorganization of the direct sales force at the beginning of 1997. As a result of this reorganization, the Company has experienced increased acceptance of ELAs by its customer base. For the three months ended March 31, 1998, the Company entered into 13 ELAs, compared to 4 ELAs for the three months ended March 31, 1997.

  Maintenance Fees. The Company's maintenance fees are derived primarily from providing technical support to customers which have licensed the Company's enterprise development and enterprise enablement products. Maintenance is available in various levels of support and priced as a percentage of the software license fees. The most commonly contracted level is priced at 18% of the applicable license fee at the time of renewal. Software customers are not required to renew their maintenance agreements and renewals can be expected only if the customer continues to use the licensed product. Maintenance fees were $19.8 million and $17.4 million for the three months ended March 31, 1998 and 1997, respectively, representing an increase of 14%. This increase was primarily attributable to the effect of price increases, combined with an increase in the maintenance base from the sale of new software licenses.

  Professional Services Fees. The Company's professional services fees are derived primarily from work performed by the Company on behalf of customers who have licensed the Company's software products. Professional services fees were $14.4 million and $9.9 million for the three months ended March 31, 1998 and 1997, respectively, representing an increase of 45%. This increase was primarily attributable to the Company's year 2000 program, which began in 1997 and contributed $4.6 million of professional services fees for the three months ended March 31, 1998 compared to $0.8 million for the three months ended March 31, 1997.

 Cost of Revenues

  Software License. Software license costs consist primarily of royalties paid to third parties. Software license costs were $5.7 million and $2.1 million for the three months ended March 31, 1998 and 1997, respectively, representing 26% and 29% of software license fees for each respective period. The increase in dollar amount was primarily due to an increase in sales volume. The percentage decrease was primarily due to a shift in product mix since royalty rates on third-party products range from 24% to 40%.

  Maintenance. Maintenance costs consist of royalties paid to third parties, the costs of providing customer support and the distribution costs of new releases. Maintenance costs were $7.1 million and $6.2 million for the three months ended March 31, 1998 and 1997, respectively, representing 36% of maintenance fees for each respective period. The increase in dollar amount was primarily attributable to the increase in sales of software licenses.

  Professional Services. Professional services costs consist of labor and related overhead costs for the people performing the services. Such costs include costs for project management, quality control and project review. Professional services costs were $11.5 million and $9.2 million for the three months ended March 31, 1998 and 1997, respectively, representing 80% and 93% of professional services fees for each respective period. The improvement in margin was primarily attributable to improved performance on fixed price contracts combined with improved utilization of resources.

 Operating Expenses

  Software Product Development. Software product development expenses include all labor and overhead costs related to the development of software products owned by the Company. Software product development costs were $0.8 million for the three months ended March 31, 1998 representing 3% of software license fees. There were no software product development expenses for the three months ended March 31, 1997. Prior to the Recapitalization, the Company's ability to invest in software product development was constrained. The Company expects software product development expenses to increase in the future as a percentage of software license fees.

  Sales and Marketing. Sales and marketing expenses consist primarily of employee salaries, benefits, commissions, marketing programs, public relations, trade shows, seminars, advertising and related communications and associated overhead costs. Sales and marketing expenses were $11.9 million and $7.3 million for the three months ended March 31, 1998 and 1997, respectively, representing 21% of total revenues for each respective period. The increase in dollar amount was primarily due to several new marketing programs implemented in 1998.

  Administrative and General. Administrative and general expenses include employee salaries and benefits for administration, executive, finance, legal, human resources, data center, distribution and internal systems personnel and associated overhead costs, as well as bad debt, accounting and legal expenses. Administrative and general expenses were $10.8 million and $8.5 million for the three months ended March 31, 1998 and 1997, respectively, representing 19% and 25% of total revenues for each respective period. The increased dollar amount was primarily attributable to increases in personnel related expenses and infrastructure required to support an independent company, amortization expenses relating to the goodwill resulting from the Recapitalization on March 31, 1997 and the R.D. Nickel acquisition on September 1997, as well as the amortization of the Cooperation Agreement and the write-off of certain investments.

 Other

  Other Income and Expense, Net. Other income and expense, net, consists primarily of interest earned on cash, cash equivalents, short term investments and long term customer contracts carried by the Company, and miscellaneous income, offset in part by interest expense associated with equipment financing. Interest and investment income net of expenses was $0.9 million and $1.0 million for the three months ended March 31, 1998 and 1997, respectively. This slight decrease was primarily attributable to the interest income recorded in 1997 on $30.0 million in loans made to SAG which was offset against payables due SAG in March 1997 prior to the Recapitalization. This decrease was offset by the increase in the interest income from investments in 1998 compared to 1997.

  Income Tax Provision. The income tax provision was $3.7 million and $0.9 million for the three months ended March 31, 1998 and 1997, respectively, resulting in effective tax rates of 40.8% and 40.0%, respectively.

YEARS ENDED DECEMBER 31, 1997 AND 1996

 Revenues

  Total Revenues. The Company's total revenues were $181.2 million and $156.8 million in 1997 and 1996, respectively, representing an increase of 16%.

  Software License Fees. Software license fees were $64.1 million and $52.2 million in 1997 and 1996, respectively, representing an increase of 23%. This increase was primarily attributable to the reorganization of the direct sales force at the beginning of 1997. As a result of this reorganization, the Company has experienced increased acceptance of ELAs by its customer base. In 1997, the Company entered into 47 ELAs, compared to 30 ELAs in 1996. The increase in revenue was also impacted by the acquisition of R.D. Nickel, which added $1.9 million of software license fees since the acquisition in September 1997.

  Maintenance Fees. Maintenance fees were $72.7 million and $69.7 million in 1997 and 1996, respectively, representing an increase of 4%. This increase was primarily attributable to the effect of price increases, combined with an increase in the maintenance base from the sale of new software licenses and inclusion of the maintenance fees of $1.7 million attributable to the R.D. Nickel acquisition in September 1997.

  Professional Services Fees. Professional services fees were $44.4 million and $35.0 million in 1997 and 1996, respectively, representing an increase of 27%. This increase was primarily attributable to the Company's year 2000 program, which began in 1997 and contributed $6.6 million of professional services fees in 1997.

 Cost of Revenues

  Software License. Software license costs were $19.9 million and $14.1 million in 1997 and 1996, respectively, representing 31% and 27% of software license fees for each respective period. The increase in dollar amount was due primarily to an increase in sales volume. The percentage increase was primarily due to a shift in product mix since royalty rates on third-party products range from 24% to 40%.

  Maintenance. Maintenance costs were $28.8 million and $25.9 million in 1997 and 1996, respectively, representing 40% and 37% of maintenance fees for each respective period. This increase was primarily attributable to the hiring of additional staff to support new enterprise enablement products.

  Professional Services. Professional services costs were $37.6 million and $33.0 million in 1997 and 1996, respectively, representing 85% and 94% of professional services fees for each respective period. The improvement in margin was primarily attributable to improved performance on fixed price contracts combined with improved utilization of resources. Both of these improvements were derived from process changes initiated in late 1995 that included enhanced infrastructure and tools for project management, improved estimating and bidding processes and expanded quality control procedures.

 Operating Expenses

  Software Product Development. Software product development costs were $1.1 million and $1.4 million in 1997 and 1996, respectively, representing 2% and 3% of software license fees for each respective period. This decrease was the result of a sale, with transfer of the applicable software product development costs, of one of the Company's products in 1996 to a third party. This decrease was partially offset by the product development costs of $138,000 attributable to the acquisition of R.D. Nickel. Prior to the Recapitalization, the Company's ability to invest in software product development was constrained. The Company expects software product development expenses to increase in the future as a percentage of software license fees.

  Sales and Marketing. Sales and marketing expenses were $38.3 million and $48.7 million in 1997 and 1996, respectively, representing 21% and 31% of total revenues for each respective period. This decrease was primarily attributable to reductions in the direct sales force and related support personnel, combined with reductions in marketing staff and programs. These reductions, which were undertaken to reduce the Company's cost of sales relative to software license fees and were part of an overall cost reduction program, began in 1995 and were substantially implemented by June 1997. The overall decrease in the sales and marketing expenses was slightly offset by the sales and marketing expenses of $343,000 attributable to the acquisition of R.D. Nickel.

  Administrative and General. Administrative and general expenses were $35.8 million and $28.5 million in 1997 and 1996, respectively, representing 20% and 18% of total revenues for each respective period. The increased dollar amount was primarily attributable to increases in personnel related expenses and infrastructure required to support an independent company and the inclusion of administrative and general expenses of $672,000 since the acquisition of R.D. Nickel.

  Write-off of Acquired In-Process Research and Development Costs. The write-off of acquired in-process research and development costs was attributable to certain of the products acquired in the acquisition of R. D. Nickel. See Note 4 of Notes to Consolidated Financial Statements.

 Other

  Other Income and Expense, Net. Interest and investment income and expense, net, was $2.0 million and $5.2 million in 1997 and 1996, respectively. This decrease was primarily attributable to the interest income recorded in 1996 on $30.0 million in loans made to SAG combined with income received for the sale of the rights to one of the Company's products in 1996. The loans to SAG were offset against payables due SAG in March 1997 prior to the Recapitalization.

  Income Tax Provision. The income tax provision was $9.0 million and $4.3 million in 1997 and 1996, respectively, resulting in effective tax rates of 41.5% (exclusive of the write-off of acquired in-process research and development costs), and 40.9%, respectively. This increase in rate was primarily attributable to the non-deductible expenses incurred as a result of the Recapitalization.

YEARS ENDED DECEMBER 31, 1996 AND 1995

 Revenues

  Total Revenues. The Company's total revenues were $156.8 million and $152.6 million in 1996 and 1995, respectively, representing an increase of 3%.

  Software License Fees. Software license fees were $52.2 million in 1996 and $52.1 million in 1995, or 33% and 34% of total revenues for each respective period.

  Maintenance Fees. Maintenance fees were $69.7 million in 1996 and $65.3 million in 1995, representing an increase of 7%. This increase was due primarily to the effect of price increases combined with an increase in the maintenance base from the sale of additional software licenses.

  Professional Services Fees. Professional services fees were $35.0 million in 1996 and $35.2 million in 1995, or 22% and 23% of total revenues for each respective period. This minimal decline from 1995 to 1996 was the result of actions taken in the latter part of 1995 to temporarily curb growth in the professional services operation so that the Company could build a stronger infrastructure and control process to support the rapid growth anticipated from the year 2000 program. These actions were largely accomplished and accounted for in the first half of 1996.

 Cost of Revenues

  Software License. Software license costs were $14.1 million in 1996 and $15.2 million in 1995, representing 27% and 29% of software license fees for each respective period. This decrease was primarily attributable to lower third-party royalty rates associated with a slight shift in product mix.

  Maintenance. Maintenance costs were $25.9 million in 1996 and $23.5 million in 1995, representing 37% and 36% of maintenance fees for each respective period. The increase from 1995 to 1996 was primarily attributable to royalties related to additional maintenance fees combined with a change in product mix.

  Professional Services. Professional services costs were $33.0 million in 1996 and $32.6 million in 1995, representing 94% and 93% of professional services fees in each respective period. This increase was primarily attributable to an increase in spending for infrastructure to support the anticipated growth in the Year 2000 Program, partially offset by improved margins on new projects.

 Operating Expenses

  Software Product Development. Software product development expenses were $1.4 million in 1996 and $0.9 million in 1995, representing 3% and 2% of software license fees, respectively. This increase was primarily attributable to the employment of additional staff to develop and enhance the Company's products.

  Sales and Marketing. Sales and marketing expenses were $48.7 million in 1996 and $52.5 million in 1995, representing 31% and 34% of total revenues, respectively. This decrease in expenses was primarily attributable to reductions made in 1995 to the direct sales force and to the direct support personnel. As discussed previously, these reductions commenced in 1995 and were substantially implemented by June 1997. The net effect of this reduction during 1996 was to reduce the direct selling and support personnel from 131 at December 31, 1995, to 98 at December 31, 1996, a net reduction of 25%.

  Administrative and General. Administrative and general expenses were $28.5 million in 1996 and $24.6 million in 1995, representing 18% and 16% of total revenues, respectively. This increase was primarily attributable to investments in computer equipment necessary to support anticipated growth of the year 2000 program and severance payments made to the Company's former chief executive officer.

 Other

  Other Income and Expense, Net. Other income and expense, net, was $5.2 million in 1996 and $2.4 million in 1995. The increase was attributable to interest received on $30.0 million in loans made to SAG in three stages over 1995 and 1996, combined with income received for the sale of the rights to one of the Company's products.

  Income Tax Provision. The income tax provision was $4.3 million and $2.3 million in 1996 and 1995, respectively, resulting in effective tax rates of 40.9% and 41.0%, respectively.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited quarterly statement of operations data for each of the nine most recent quarters. In the opinion of management, this information has been prepared on the same basis as the audited financial statements, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited Consolidated Financial Statements and Notes thereto. The operating results for any quarters are not necessarily indicative of results for any future periods.

                                           PREDECESSOR                                 SUCCESSOR
                          ----------------------------------------------- -------------------------------------
                                                            QUARTER ENDED
                          -------------------------------------------------------------------------------------
                          MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,
                            1996      1996      1996      1996     1997     1997     1997      1997      1998
                          --------  --------  --------- -------- -------- -------- --------- --------  --------
                                                            (IN THOUSANDS)
Revenues:
 Software license fees..  $ 6,609   $12,369    $12,785  $20,400  $ 7,341  $14,254   $18,458  $24,084   $21,649
 Maintenance fees.......   17,171    17,225     17,382   17,924   17,352   18,394    17,542   19,401    19,800
 Professional service
  fees..................    8,506     7,515     10,959    7,995    9,948   10,299    10,729   13,422    14,414
                          -------   -------    -------  -------  -------  -------   -------  -------   -------
 Total revenues.........   32,286    37,109     41,126   46,319   34,641   42,947    46,729   56,907    55,863
                          -------   -------    -------  -------  -------  -------   -------  -------   -------
Cost of revenues:
 Software license.......    1,758     3,291      3,494    5,577    2,098    4,074     6,428    7,309     5,670
 Maintenance............    6,614     6,376      6,273    6,622    6,205    6,577     8,062    7,920     7,057
 Professional services..    8,480     7,291     10,083    7,112    9,211    9,451     8,491   10,414    11,501
                          -------   -------    -------  -------  -------  -------   -------  -------   -------
 Total cost of
  revenues..............   16,852    16,958     19,850   19,311   17,514   20,102    22,981   25,643    24,228
                          -------   -------    -------  -------  -------  -------   -------  -------   -------
Gross profit............   15,434    20,151     21,276   27,008   17,127   22,845    23,748   31,264    31,635
                          -------   -------    -------  -------  -------  -------   -------  -------   -------
Operating expenses:
 Software product
  development...........      410       591        371      --       --       283       312      498       755
 Sales and marketing....    8,576    12,851      9,712   17,538    7,317   11,477     9,060   10,466    11,873
 Administrative and
  general...............    7,349     8,784      7,339    5,067    8,500    8,932     9,317    9,009    10,805
 Write-off of acquired
  in-process research
  and development
  costs (1).............      --        --         --       --       --       --      6,051      --        --
                          -------   -------    -------  -------  -------  -------   -------  -------   -------
 Total operating
  expenses..............   16,335    22,226     17,422   22,605   15,817   20,692    24,740   19,973    23,433
                          -------   -------    -------  -------  -------  -------   -------  -------   -------
Income (loss) from
 operations.............     (901)   (2,075)     3,854    4,403    1,310    2,153      (992)  11,291     8,202
Other income and
 expense, net...........      592     1,048        533    3,057      978    1,597      (221)    (359)      906
                          -------   -------    -------  -------  -------  -------   -------  -------   -------
Income (loss) before
 income taxes...........     (309)   (1,027)     4,387    7,460    2,288    3,750    (1,213)  10,932     9,108
Income tax provision
 (benefit)..............      (97)     (404)     1,642    3,161      915    1,599     2,014    4,518     3,718
                          -------   -------    -------  -------  -------  -------   -------  -------   -------
Net income (loss).......  $  (212)  $  (623)   $ 2,745  $ 4,299  $ 1,373  $ 2,151   $(3,227) $ 6,414   $ 5,390
                          =======   =======    =======  =======  =======  =======   =======  =======   =======

--------
(1) The write-off of acquired in-process research and development costs for the quarter ended September 30, 1997 relates to the Company's acquisition of R.D. Nickel. Before deducting the nonrecurring write-off for this period, income from operations was approximately $5.1 million and net income was approximately $2.8 million.

  The following table sets forth certain unaudited consolidated quarterly statement of operations data expressed as a percentage of total revenues for each of the nine most recent quarters.

                                           PREDECESSOR                                 SUCCESSOR
                          ----------------------------------------------- ------------------------------------
                                                            QUARTER ENDED
                          ------------------------------------------------------------------------------------
                          MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31,
                            1996      1996      1996      1996     1997     1997     1997      1997     1998
                          --------  --------  --------- -------- -------- -------- --------- -------- --------
Revenues:
 Software license fees..    20.5%     33.3%      31.1%    44.0%    21.2%    33.2%     39.5%    42.3%    38.8%
 Maintenance fees.......    53.2      46.4       42.3     38.7     50.1     42.8      37.5     34.1     35.4
 Professional service
  fees..................    26.3      20.3       26.6     17.3     28.7     24.0      23.0     23.6     25.8
                           -----     -----      -----    -----    -----    -----     -----    -----    -----
 Total revenues.........   100.0     100.0      100.0    100.0    100.0    100.0     100.0    100.0    100.0
                           -----     -----      -----    -----    -----    -----     -----    -----    -----
Cost of revenue:
 Software license.......     5.4       8.9        8.5     12.0      6.1      9.5      13.8     12.8     10.2
 Maintenance............    20.5      17.2       15.3     14.3     17.9     15.3      17.3     13.9     12.6
 Professional service...    26.3      19.6       24.5     15.4     26.6     22.0      18.2     18.3     20.6
                           -----     -----      -----    -----    -----    -----     -----    -----    -----
 Total cost of reve-
  nues..................    52.2      45.7       48.3     41.7     50.6     46.8      49.3     45.0     43.4
                           -----     -----      -----    -----    -----    -----     -----    -----    -----
Gross profit............    47.8      54.3       51.7     58.3     49.4     53.2      50.7     55.0     56.6
                           -----     -----      -----    -----    -----    -----     -----    -----    -----
Operating expenses:
 Software product devel-
  opment................     1.3       1.6        0.9      --       --       0.7       0.7      0.9      1.3
 Sales and marketing....    26.6      34.6       23.6     37.9     21.1     26.7      19.4     18.4     21.3
 Administrative and gen-
  eral..................    22.8      23.7       17.8     10.9     24.5     20.8      19.9     15.8     19.3
 Write-off of acquired
  in-process research
  and development
  costs (1).............     --        --         --       --       --       --       12.9      --       --
                           -----     -----      -----    -----    -----    -----     -----    -----    -----
 Total operating ex-
  penses................    50.7      59.9       42.3     48.8     45.6     48.2      52.9     35.1     41.9
                           -----     -----      -----    -----    -----    -----     -----    -----    -----
Income (loss) from oper-
 ations.................    (2.9)     (5.6)       9.4      9.5      3.8      5.0      (2.2)    19.8     14.7
Other income and ex-
 pense, net.............     1.8       2.8        1.3      6.6      2.8      3.7      (0.5)    (0.6)     1.6
                           -----     -----      -----    -----    -----    -----     -----    -----    -----
Income (loss) before in-
 come taxes.............    (1.1)     (2.8)      10.7     16.1      6.6      8.7      (2.7)    19.2     16.3
Income tax provision
 (benefit)..............    (0.3)     (1.1)       4.0      6.8      2.6      3.7       4.3      7.9      6.7
                           -----     -----      -----    -----    -----    -----     -----    -----    -----
Net income (loss).......    (0.8)%    (1.7)%      6.7%     9.3%     4.0%     5.0%     (7.0)%   11.3%     9.6%
                           =====     =====      =====    =====    =====    =====     =====    =====    =====

--------
(1) The write-off of acquired in-process research and development costs for the quarter ended September 30, 1997 relates to the Company's acquisition of R.D. Nickel. Before deducting the nonrecurring write-off for this period, income from operations as a percentage of total revenues was 10.8% and net income as a percentage of total revenues was 6.0%.

  As a result of the Recapitalization on March 31, 1997, the Company is no longer a wholly owned subsidiary of SAG. Management has undertaken several strategic initiatives since the Recapitalization to increase revenue growth and profitability including building a product development organization, developing product and professional services offerings that address the year 2000 problem and acquiring R.D. Nickel. The revenue and profit improvements in 1997 from the first quarter to the second, third and fourth quarters may be partially attributable to these changes, but there can be no assurance that this trend will continue in future quarters. Due in part to these initiatives, the Company expects that product development costs as a percentage of software license fees will increase and that administrative and general expenses as a percentage of total revenues will decrease.

  The Company's results of operations have historically fluctuated on a quarterly basis and are expected to be subject to quarterly fluctuations in the future. The Company's software license fees have tended to increase through each successive quarter of the year, with software license fees in the first quarter of a year being lower than those in the immediately preceding fourth quarter. Third quarter results have been favorably affected by increased end of the year spending by the Company's government customers. Fourth quarter results benefit from those customers who operate on a calendar year basis, combined with the Company's sales compensation plans which include incentives for achieving annual targets. In addition, due to the reorganization of the sales force and the increase in the number of ELAs, the Company's historic trend of third and fourth quarter revenues that are significantly larger than previous first and second quarter revenues may not continue.

  Although past results may not be indicative of future results, maintenance fees generally have not fluctuated on a quarterly basis to the same degree as software license fees due to the large percentage of maintenance fees generated from renewals of annual maintenance contracts which are recognized ratably over the contract period.

  Revenues from professional services are influenced by the number of personnel providing such services, the utilization rates of such personnel and the number of billable days in a quarter. Other factors being equal, a quarter ending December 31 will generally reflect lower professional services fees than other quarters due to the relatively large number of holidays falling in that quarter. In addition, the completion or commencement of significant professional services projects may affect the revenues from professional services in a particular quarter.

  Software license costs have varied from period to period and can be expected to fluctuate in the future primarily due to shifts in product mix since royalty rates on third party products vary from 24% to 40%.

  Historically, sales and marketing expenses have varied from quarter to quarter in absolute dollar terms and as a percentage of revenues, as a result of the size and timing of marketing programs. A significant portion of marketing program costs are variable in nature and subject to management discretion as to their timing and amount.

  The Company's quarterly operating results may continue to fluctuate due to numerous factors, including the demand for the Company's products and services, the timing and cost of new product and service introductions and product enhancements by the Company or its competitors, changes in the mix of products and services sold by the Company and in the mix of sales by distribution channels, commencement or conclusion of significant service contracts, timing of any acquisitions and associated costs, the size, timing and terms of customer orders, including delays in significant orders, changes in pricing policies by the Company or its competitors, the timing of collection of accounts receivable, changes in foreign currency exchange rates, competitive conditions in the industry and general economic conditions. The Company's expenses are generally fixed and do not vary significantly in the short term with revenues. As a result, operating and net income in a given quarter may be disproportionately affected by a reduction in revenues.

LIQUIDITY AND CAPITAL RESOURCES

  Since 1988, when the Company became a wholly owned subsidiary of SAG, the Company has financed its operations principally through cash flow from operating activities. In order to meet its short term cash needs and to pay dividends to SAG, the Company began to periodically sell long term customer receivable contracts. Sales of long term customer receivable contracts increased in subsequent years in order to meet SAG's directives and in connection with the Recapitalization. Since the Recapitalization, the Company has sold $27.9 million of long term customer receivable contracts. Net cash provided by operating activities was $1.4 million and $1.5 million (excluding $8.9 million of proceeds from the sales of accounts receivable) for the three months ended March 31, 1998 and 1997, respectively, and $13.3 million, $37.5 million and $29.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  Investing activities used net cash of $1.5 million and $0.2 million for the three months ended March 31, 1998 and 1997, respectively, primarily to fund capital expenditures needed to support expansion of the Company's business. Investing activities used net cash of $33.2 million, $4.3 million and $23.8 million for the years ended December 31, 1997, 1996 and 1995, respectively, primarily to fund capital expenditures needed to support expansion of the Company's business, to provide loans to SAG, as consideration for the Cooperation Agreement from SAG and to fund the acquisition of R.D. Nickel.

  Financing activities used net cash of $0.1 million for the three months ended March 31, 1998, primarily due to additional payments made for costs incurred in connection with the IPO. There were no financing activities for the three months ended March 31, 1997.

  Financing activities provided net cash of $44.6 million for the year ended December 31, 1997, primarily from the proceeds from the sale of Common Stock from the IPO. During 1996 and 1995, financing activities used net cash of $9.0 million and $4.8 million, respectively, primarily for the repayment of long term obligations and the payment of dividends.

  The Company has no long term debt, and as of March 31, 1998 and December 31, 1997, had $50.3 million and $50.4 million in cash and cash equivalents, respectively. The Company currently has relationships with two third parties whereby the Company may sell long term receivable contracts. These transactions are treated as sales by the Company as the economic interest in the contract is transferred to the buyer. As of March 31, 1998 and December 31, 1997, the Company remained contingently liable under the recourse provisions associated with these sales in the amount of $42.8 million and $47.9 million, respectively. The Company's accounts receivable days sales outstanding at December 31, 1997 was 62.

  The Company's international distributors report to and pay the Company in U.S. dollars. In addition, royalties reported and paid by the Company to SAG under the Cooperation Agreement are in U.S. dollars. The Company's Mexican operations commenced in 1996 and represented less than 3% of total revenues since that time. With the acquisition of R.D. Nickel, the Company began direct sales in Canada effective October 1, 1997. Revenues from this source were approximately 7% of total revenues since the acquisition. The Company, therefore, has not to date engaged in foreign currency hedging transactions. The Company may enter into hedging transactions in the future.

  The Company traditionally leases all major equipment, and has no investment in inventory or facilities other than leasehold improvements.

  The Company believes that its existing cash balances, funds generated from operations and funds received from the sale of receivables, if any, will be sufficient to finance the Company's operations for at least the next twelve months. Although operating activities may provide cash in certain periods, to the extent the Company grows in the future, its operating and investing activities may use such cash. There can be no assurances that any necessary additional financing will be available to the Company on commercially reasonable terms. The Company had no material capital commitments or planned expenditures as of March 31, 1998.

                                   BUSINESS

  The Company is an enterprise solutions company that provides robust software products and related professional services to large organizations with complex computing requirements. The Company's products are used to build and enhance mission-critical applications that require reliability, scalability and security, such as customer billing systems, financial accounting systems and inventory management systems. To complement its products, the Company has a comprehensive professional services offering, including consulting, software integration, systems implementation and large project management services. The Company has over 24 years of experience in addressing the needs of organizations with complex enterprise level computing environments.

  The Company provides enterprise development software products and related professional services used by organizations to develop new mission-critical applications and enterprise enablement software products and related professional services used to extend and integrate business applications. The Company's enterprise development products include ADABAS, a high-performance database management system designed to operate with a variety of data types and computer platforms, and NATURAL, a 4GL programming language that enables the development of applications that are portable, scaleable and interoperable across multiple computing platforms. The Company also provides enterprise enablement software products and professional services that allow organizations to integrate their mission-critical applications with other applications and extend them to the Internet and intranets. Products in this area include ENTIRE, a family of enterprise application integration products that facilitates the communication between application components across heterogeneous computing environments; iXpress, a web application assembly and deployment platform; and EntireX DCOM, a product that uses Microsoft's ActiveX technology to integrate applications written in a variety of programming languages. The Company also has a year 2000 program which offers an internally developed software product, INSIGHT 2000 Tool Kit, as well as project management and consulting services to assist customers in the resolution of their year 2000 problem. The Company's professional services that complement its products include application development and enhancement, application reengineering, application porting, rightsizing and application integration.

  The Company markets and sells its software products and services through direct and indirect channels in North America, South America, Japan and Israel. Over 1,500 customers in North America, South America, Japan and Israel have licensed the Company's products or purchased the Company's professional services since January 1996. These customers include large corporations, government agencies and educational institutions, such as Nabisco, Inc., Sprint Corporation, the National Aeronautics and Space Administration, the Federal Aviation Administration, Brown University, USX Corporation, the University of Texas and the State of California.

INDUSTRY BACKGROUND

  Worldwide, large business and governmental organizations rely on large-scale computer applications to help manage their businesses. These applications, many of which are mission-critical, contain the core knowledge and processes that support the major operations of these organizations. Examples of such applications include customer billing systems, financial accounting systems and inventory management systems.

  Mainframes are the predominant computing platform for running mission-critical applications because they provide the high levels of reliability, scalability, security, manageability and control required by such applications. Recently, with the proliferation of intranets, the growth of the Internet and the decreasing cost of operating mainframe systems, mainframes have gained increased importance as servers capable of managing and providing widespread access to corporate data. Large organizations are also seeking to leverage investments in existing systems by integrating their mainframe systems with distributed computing environments. International Data Corporation estimated that worldwide software revenue for the mainframe segment exceeded $26 billion in 1996.

  Organizations must continually build, modify and maintain their information systems in order to respond to competitive pressures, regulatory changes and technological advances. For example, many organizations have initiated significant modifications of their information systems to address the increasing demands of management for more information for decision making and the needs of customers and suppliers for greater access to information. Organizations are constantly updating their information systems to exploit advances in database management, communication and software technologies and to maximize the return on their investments in existing systems. In addition, the size and complexity of the year 2000 problem, a problem expected in the year 2000 when applications with two-digit entries in the date code field will need to accept four-digit entries to distinguish twenty-first century dates from twentieth century dates, has created significant demand for technology and professional services that address that problem.

  The need to continually adapt and integrate information systems is placing increased demands on organizations. Already suffering from a shortage of qualified technical professionals, information technology ("IT") organizations are required to work more productively, to distribute information to users more quickly and to preserve the investments that have already been made in computing assets. The Company estimates that there are over one billion lines of NATURAL code in the United States alone. IT organizations are seeking to integrate new technologies into their mainframe systems to avoid the downtime, expense and risks involved in replacing these systems and the applications running on these systems. In addition, IT organizations are increasingly seeking to eliminate "islands of automation" by integrating business applications across the enterprise and with external business partners. In many cases, IT organizations lack the resources and expertise required to cost-effectively implement, integrate and maintain distributed computing systems. The inability of these organizations to fully utilize available technology, together with the limited functionality of many existing processes and tools, has increased demand for integrated software development products and professional services.

  As a result, organizations are increasingly seeking to achieve the reliability, scalability and interoperability of legacy systems while leveraging the speed, cost effectiveness and flexibility of new technologies in an integrated manner. The Company believes that organizations are meeting this challenge by working with vendors that: (i) provide enterprise level performance; (ii) enhance and extend existing computing investments; and (iii) provide a comprehensive solution of products, professional services and support.

THE COMPANY'S SOLUTIONS

  Over its 24 year history, the Company has developed significant expertise in addressing the needs of large, complex computing environments at the enterprise level. The Company's solutions enable its customers to leverage their investments in existing information systems and personnel, and to enhance, expand and integrate these systems to meet the changing needs of the enterprise. The Company believes its solutions provide the following benefits:

  Provide Enterprise Level Performance. The Company's solutions consist of software products and related professional services that are used for the development, integration and enhancement of mission-critical enterprise applications. The Company's products are used to build, maintain and integrate business applications that require reliability, scalability and security, and constitute the core technology behind mission-critical systems, such as those used for customer billing, financial accounting and inventory management.

  Enhance and Extend Existing Computing Investments. The Company's application development and enablement products and related professional services allow its customers to preserve their investments in mainframe systems by updating and evolving their systems to meet changing business processes and needs. The Company's enterprise enablement products allow customers to integrate their legacy systems, providing application-to-application interoperability and the means to share information within and beyond the enterprise.

  Enable New Enterprise Applications. The Company's products and professional services enable its customers to implement new enterprise applications that require access to existing corporate data wherever it resides. For example, the Company's software products and professional services expertise in building mission-critical applications enable its customers to realize the benefits of enterprise class applications such as customer billing systems, financial accounting systems and inventory management systems. Moreover, the Company's enterprise enablement products allow its customers to integrate new applications with existing applications across the enterprise.

  Extend Mission-Critical Applications to Distributed Computing Environments. The Company's solutions allow its customers to extend their mission-critical applications to distributed computing environments. Organizations can use the Company's products and professional services to connect their network-based architectures, including Internet and intranet-based systems, to their mainframe applications, providing improved access to corporate data and improved business process coordination. In this manner, existing applications need not be rewritten in order to extend them to the network or the Web, and the security, extensibility and scalability of mainframe environments can be extended.

  Provide Solutions to the Year 2000 Problem. The Company's year 2000 product, INSIGHT 2000 Tool Kit, and professional services assist its customers in resolving their year 2000 problem. Organizations can use the Company's year 2000 product and professional services to analyze the amount of remediation needed and to develop and implement a remediation and testing plan. In this manner, existing applications need not be abandoned or replaced upon the arrival of the year 2000.

  Provide a Comprehensive Solution of Products, Professional Services and Support. The Company's solutions represent a comprehensive offering of products, professional services and support from a single vendor. While many "point" products exist in the form of connectivity tools, programming languages and data management products, most are limited in their ability to support the enterprise computing environment and to provide enterprise level application integration. The Company's extensive experience in enterprise software and related professional services enables it to address customers' mission-critical computing needs.

COMPANY STRATEGY

  The Company's strategy is to further leverage its current leadership position in software solutions for the development and integration of enterprise applications for large organizations by extending its product and professional services offerings with a particular focus on the enterprise application integration market. Key elements of the Company's strategy include enhancing and extending product offerings with added features and functionality, broadening its product offerings for the enterprise application integration market, leveraging its customer base, expanding professional service offerings and leveraging distribution channels.

  Enhance and Extend Product Offerings. The Company intends to enhance and extend its product offerings with a primary focus on enterprise application integration products. The Company believes that significant opportunity exists for software solutions which enable the integration of mainframe legacy applications with commercial Enterprise Resource Planning ("ERP") systems, internally developed applications and other client/server and Internet/intranet based applications. The Company will continue to extend Microsoft's ActiveX and DCOM technologies into large enterprise computing environments enabling its customers to achieve enterprise-wide application integration. The Company intends to broaden its product offerings through internal product development, additional licensed products from third parties and through acquisitions.

  Leverage Customer Base. Most of the Company's customers are large, sophisticated organizations with complex information systems in dispersed, heterogeneous computing environments. Over 1,500 customers in North America, South America, Japan and Israel have licensed the Company's products or purchased the Company's professional services since January 1996. Typically, the customer's IT budget substantially exceeds the annual amount that the customer spends with the Company. The Company believes it can expand its share of its customers' IT budgets through increased and improved product and professional services offerings.

  Expand Professional Services Offerings. The Company believes that, due to the strategic nature of its products, customers require the Company to provide comprehensive professional services and support. The

Company's strategy is to expand its key professional services offerings, which are centered around application development and integration, Web integration and the year 2000 problem. The Company expects to hire additional consultants and to develop new professional services offerings to meet its customers' evolving service needs. The Company intends to expand its efforts to cross sell its professional services to its product customers.

  Leverage Distribution Channels. The Company directly and indirectly sells its products in over 20 countries throughout the Territory through exclusive distributors. Under its Cooperation Agreement with SAG, the Company has access to SAG's distribution channels for the Company's products (other than those licensed from SAG) in over 50 additional countries outside the Territory. The Company intends to leverage this distribution channel by developing and acquiring additional products for distribution by SAG.

PRODUCTS AND SERVICES

  The following diagram depicts how the Company provides enterprise solutions for its customers. The Company works at the highest level of IT organizations to evaluate the overall needs of the enterprise and develop solutions that use its products and professional services to effectively build, extend and enable complex computing environments and integrate business applications. Typically, the Company's solutions focus either on building and deploying new mission-critical applications or enhancing and extending existing business-critical systems through enterprise application integration. The Company's products and professional services allow its customers to leverage their investments in existing information systems and personnel and to enhance and expand these systems to meet the changing needs of their organizations.


                              Enterprise Market

                         Identify Business Solutions

       Build                                          Enable

Enterprise Development                          Enterprise Enablement
  Mission-Critical                                Business-Critical

    Applications                  Application Integration      Web Integration
   Build . Deploy                        DCOM                 Internet/Intranet

                                   Platforms
                        MVS/VSE-UNIX-Windows NT-Windows

    NATURAL                  ADABAS              ENTIRE               YEAR 2000
4GL Development Language  Data Management   Middleware & Web Enabling

                             Professional Services

       Core Product . Web Integration . Year 2000 . Education . Support

  The following table summarizes the Company's product offerings by category, indicating the year the product was introduced, the shipment date of the product's current version, and the platforms supported by the product.

                                  YEAR OF    CURRENT PLATFORMS
  PRODUCTS (1)                  INTRODUCTION VERSION SUPPORTED

                     ENTERPRISE DEVELOPMENT
--------------------------------------------------------------
  NATURAL Product Line
    NATURAL                         1979      12/95   MVS/VSE
    NATURAL                         1993       7/96    UNIX
    NATURAL                         1996      11/96   WIN NT
    NATURAL Lightstorm              1995       2/97     WIN
    CONSTRUCT                       1988       9/97   MVS/VSE
    CONSTRUCT                       1993      10/96    UNIX
    CONSTRUCT Spectrum              1997       8/97   MVS/VSE
    CONSTRUCT Spectrum              1997       8/97   WIN NT
    CONSTRUCT Spectrum SDK          1997       8/97   MVS/VSE
    CONSTRUCT Spectrum SDK          1997       8/97   WIN NT
    PREDICT                         1983       2/97   MVS/VSE
    PREDICT                         1993       2/97    UNIX
--------------------------------------------------------------
  ADABAS Product Line
    ADABAS                          1972       1/97   MVS/VSE
    ADABAS                          1993       7/97    UNIX
    ADABAS                          1997       3/98   WIN/NT
    ADABAS Delta Save Facility      1996       2/96   MVS/VSE
    ADABAS FASTPATH                 1991      12/96   MVS/VSE
    ADABAS SQL Server               1992      10/95   MVS/VSE
    ADABAS Vista                    1997       9/97   MVS/VSE
    ADABAS ADAPLEX +                1996       2/97   MVS/VSE
--------------------------------------------------------------
                      ENTERPRISE ENABLEMENT
--------------------------------------------------------------
  ENTIRE Product Line
    iXpress                         1996       8/97   WIN NT
    ENTIRE ACCESS                   1994      12/96    UNIX
    ENTIRE ACCESS                   1995      12/96   WIN NT
    ENTIRE BROKER                   1994       4/97   MVS/VSE
    ENTIRE BROKER                   1996       8/97    UNIX
    ENTIRE BROKER                   1996       7/97   WIN NT
    ENTIRE BROKER SDK               1997       2/98    UNIX
    ENTIRE BROKER SDK               1997       1/98   WIN NT
    ENTIRE BROKER APPC              1991       2/95   MVS/VSE
    ENTIRE NET-WORK                 1987       8/97   MVS/VSE
    ENTIRE NET-WORK                 1993       9/97    UNIX
    ENTIRE NET-WORK                 1995       3/97   WIN NT
    ENTIRE SAF Gateway              1997       4/97   MVS/VSE
    EntireX DCOM                    1997       9/97    UNIX
--------------------------------------------------------------
  Year 2000 Product
    INSIGHT 2000 Tool Kit           1997       2/98     WIN
--------------------------------------------------------------

--------
(1) CONSTRUCT, CONSTRUCT Spectrum, CONSTRUCT Spectrum SDK and INSIGHT 2000 Tool Kit are products owned by the Company. iXpress is a product which the Company has the right to license pursuant to an agreement with a third party other than SAG. The Company has the exclusive right to license and service all other products listed in this table in North America, South America, Japan and Israel pursuant to the Cooperation Agreement with SAG.

 Enterprise Development Products and Professional Services

  The Company provides a family of enterprise development software products and related professional services that allow its customers to develop and deploy enterprise solutions that are integrated with existing data and applications.

  . NATURAL, the Company's 4GL programming language for the enterprise environment, is designed to increase productivity in application software design, development and deployment. NATURAL supports Rapid Application Development to RDBMS environments with applications that are portable, scaleable and interoperable across multiple computing platforms.

  . Add-on products for the NATURAL environment include: NATURAL LightStorm, for repository-based development environments; CONSTRUCT, for model-based Rapid Application Development; and CONSTRUCT Spectrum, for automated development of distributed components.

  The Company's family of data management solutions delivers access to data and is designed to ensure the reliability, integrity, and security of such data throughout an organization's computing environment.

  . ADABAS, the Company's flagship high-performance database management product, is designed to handle large volumes of changing data requiring high levels of availability. It provides multi-data model support, multi-platform support, comprehensive SQL support, and a variety of extended capabilities that take advantage of technological advances in both hardware and software.

  . Add-on products for the ADABAS environment include: ADABAS SQL Server, an SQL interface to ADABAS data; ADABAS ADAPLEX+, a technology that distributes and presents a single view of multiple databases; ADABAS FASTPATH, which optimizes database and application performance; and ADABAS Delta Save Facility, a product for reducing backup time and database recovery processing.

  . Core Product Services. These professional services focus on the deployment and use of the Company's database management and application development products, including application development and enhancement, application reengineering, application porting and rightsizing.

 Enterprise Enablement Products and Professional Services

  The Company's ENTIRE application integration products and professional services minimize the complexity of integrating a distributed computing environment that encompasses a variety of platforms, protocols, programming languages and databases.

  . The ENTIRE product family includes: ENTIRE BROKER, a cross-platform messaging product that links mainframe applications and components to ActiveX- and Java-enabled desktops; and ENTIRE SAF Gateway, a central security administration environment. The Company also offers ENTIRE BROKER APPC, a product that links Advanced Program-to-Program Communication and IBM's MQSeries-enabled mainframe applications to ActiveX- and Java-enabled desktops; ENTIRE BROKER SDK, a set of software products for building and deploying distributed applications; and EntireX DCOM, a product that allows applications or pieces of applications to work together transparently on Windows, UNIX and MVS/VSE mainframe platforms.

  . iXpress is an Internet-enablement technology that combines component technology, such as Java and ActiveX, with enterprise systems, allowing organizations to deliver and manage business-critical information solutions via the Web.

  . Integration Services. The Company offers its customers a variety of application integration professional services, such as integrating an organization's Internet site with an order entry system; integrating multiple sources of data, applications and services from multiple platforms; enabling secure access for suppliers to specific data and applications; and distributing application components across the network.

  . INSIGHT 2000 Tool Kit is a product that allows developers to analyze and remediate NATURAL code by providing a picture of how much code needs to be fixed and helping project managers break year 2000 projects into segments and develop a comprehensive work plan for executing remediation.

  . Year 2000 Services. The Company's year 2000 professional services offerings include analysis, remediation, testing and reimplementation to assist customers in resolving their year 2000 problem. These services are provided through a professional staff with expertise in managing large projects and in the methodologies and products that underlie software integration and systems management. The Company also recently established Millennium Centers in Colorado, New Jersey and Texas to provide remediation and testing for its year 2000 program and plans to establish additional centers in the future. Year 2000 remediation can be done at one of the Company's Millennium Centers or at the customer's site.

OTHER SERVICES

  Education Services. The Company provides customers with in-depth training in the Company's products, with courses available through scheduled and customized classes. In addition, the Company offers programs to accelerate the implementation of application development, application integration and year 2000 projects.

  Technology Services. The Company also provides system engineering services, supplementary database administration services and database application and network performance and tuning services.

RESEARCH AND DEVELOPMENT

  Prior to the Recapitalization, the Company was a wholly owned subsidiary of SAG and the Company's research and development efforts were directed by SAG. The Company's research and development expenses were $900,000 and $1.4 million in 1995 and 1996, respectively.

  Since the Recapitalization, the Company has begun building its internal product development group. The first product resulting from the Company's recent internal product development efforts is the INSIGHT 2000 Tool Kit, which was released in September 1997. The Company intends to continue expanding its product development group through additional acquisitions and internal hiring. The Company's research and development expenses were $1.1 million in 1997.

  Since the Cooperation Agreement provides the Company with an exclusive and perpetual right to license in the Territory products developed by SAG, the Company also expects to continue to benefit from SAG's product development efforts. SAG's product development costs were approximately $56.0 million for both 1996 and 1997. In September 1997, SAG released EntireX DCOM, the first product resulting from SAG's strategic relationship with Microsoft.

PRODUCT MAINTENANCE AND CUSTOMER SUPPORT

  The Company offers a wide range of product maintenance and customer support services. The Company believes that its future success is dependent in part on its ability to provide high levels of customer service in order to cultivate advocacy by the Company's installed customer base. For the year ended December 31, 1997, approximately 95% of the Company's customers who were eligible renewed at least one of their maintenance agreements.

  Customers may choose from three levels of service and support offerings: basic, extended and custom, which are differentiated by service deliverables and access to support persons. Some of these customer support services include support during product proof-of-concept/trial, technical support 24 hours a day, seven days a week, customized support offerings, onsite installation and implementation, remote analysis automated customer assistance and web-based electronic services.

CUSTOMERS AND MARKETS

  Over 1,500 customers in the Territory have licensed the Company's products or purchased the Company's professional services since January 1996. These customers consist primarily of major corporations, government agencies and educational institutions.

  The following examples are representative of how customers use the Company's products and professional services to build and enable enterprise level, mission-critical applications for large organizations.

  Utility Business Services, Incorporated ("UBS"). An information service bureau for water and wastewater companies, UBS needed to develop a new customer information system to handle approximately 600,000 customer accounts for 15 clients in New Jersey and New York. UBS decided to use the Company's ADABAS, NATURAL and CONSTRUCT products and related services to develop a system of enhanced services and applications that could be sold as an independent software package to UBS's water utility clients handling their own billing and information tracking. According to UBS, six of its programmers developed the entire system in less than two years at a cost of approximately $420,000 and the system resulted in savings of approximately $1.7 million compared to projected COBOL development costs.

  Federal Aviation Administration ("FAA"). In 1994, the FAA decided to migrate its 400 mainframe COBOL financial and accounting modules to a client/server windows architecture. To facilitate conversion of the online portion of the system, the FAA used the Company's NATURAL Lightstorm product to create new client/server components and the ADABAS product to manage data running in Microsoft's Windows and Windows NT environments. According to the FAA, the new system supports 1.7 million financial transactions each month, is utilized to pay vendors an average of $27 million a day and is used daily by approximately 2,000 employees worldwide to process departmental accounting information.

  City of New York. The City of New York was using an integrated, COBOL-based system to process various business and commercial compliance activities, such as license processing, inspections, cash management and consumer services. In order to keep up with the changing operational requirements of a diverse user community, the City of New York decided to switch to a new system using the Company's ADABAS and NATURAL products. According to the City of New York, the new system produced a 60% decrease in license processing time and resulted in a 40% increase in revenue collections.

  Pepsi-Cola General Bottlers Inc. ("PCGB"). In 1990, PCGB, then one of the largest of Pepsi-Cola's bottlers, found that its systems were unable to handle the company's volume of transactions. PCGB decided to replace its existing systems with a system designed to centralize and support business processes in a single set of programs and files. PCGB chose the Company's ADABAS product and, in the process, developed its own enterprise methodology called Open Batch Architecture which uses the Company's NATURAL, CONSTRUCT and ADABAS products to streamline code development. According to PCGB, its new system for domestic operations processes approximately 40 million commands daily.

  Vincent Metal Goods ("Vincent"). As a result of a merger in 1995, Vincent, a large stainless steel and aluminum distributor, needed to consolidate and convert its two existing computing systems into a single system for use by Vincent's sales, warehouse and clerical employees located in 49 sites throughout the United States. Vincent used the Company's professional services offerings to develop, program and test new applications and selected a mainframe system running on the Company's ADABAS and NATURAL products. According to Vincent, its consolidated computer system is year 2000-ready and was successfully completed three months ahead of schedule, within budget and with minimal disruption to business functions and end-users.

  The following is a representative list of some of the Company's customers that produced revenues of at least $500,000 for the Company since January 1, 1996.

American Community Mutual Insurance Co.            National Aeronautics and Space Administration
American Electric Power Company, Inc.              Nissan Motor Co., LTD.
Banorte Bank                                       Nomura Research Institute America, Inc.
Brown University                                   The Norfolk Southern Railroad
Burlington Northern Santa Fe Corporation           Ryerson Tull Rykoff-Sexton, Inc.
Cable and Wireless, PLC                            S.C. Johnson & Son Inc.
Centers for Disease Control                        The SABRE Group, Inc.
Central Hudson Gas & Electric Corporation          Sprint Corporation
City of New York                                   State of California
City of Philadelphia                               State of Hawaii
Commonwealth of Virginia                           State of Nevada
Credit Suisse First Boston Corporation             State of New Jersey
Cutler-Hammer, Inc.                                State of Texas
Delta Air Lines, Inc.                              State of Washington
Duke Power Company                                 Union Electric Company
Federal Aviation Administration                    University of Arkansas
Federal Bureau of Investigation                    University of Hawaii
Federal Express Corp.                              University of Texas
KN Energy, Inc.                                    University of Toronto
Lehman Brothers, Inc.                              US Airways Group, Inc.
Morgan Stanley, Dean Witter, Discover & Co.        US Patent & Trademark Office
Nabisco Inc.                                       USX Corporation

  In 1995, 1996 and 1997, no single customer accounted for more than 10% of the Company's total revenues.

SALES AND MARKETING

  The Company sells and markets its products through both direct and indirect channels in North America, South America, Japan and Israel. In North America, the Company sells and markets its products and services through a direct channel, consisting of 19 offices as of March 31, 1998. The Company sells its products in over 20 additional countries through six exclusive distributorships in South America, Japan and Israel. In addition, the Company has access to SAG's distribution channels for the Company's products (other than those licensed from SAG) in over 50 countries outside North America, South America, Japan and Israel.

  The Company's corporate marketing organization supports the Company's sales and professional services channels through the efforts of professionals with expertise in product marketing and marketing communications. The Company also has strategic marketing relationships with certain vendors of computing products and services, including IBM, Microsoft and BDM International, Inc., a subsidiary of TRW, Inc.

COMPETITION

  The markets for the Company's software products and professional services are highly competitive and characterized by continual change and improvement in technology. The Company provides products and professional services to several markets within the computer industry and encounters a variety of competitors within each market. Many of the Company's competitors have significantly greater financial, marketing and other competitive resources than the Company. In addition, in certain markets in which the Company competes there are no significant barriers to entry.

  In the enterprise development markets, the Company's competitors with respect to enterprise and departmental database management products include IBM, Oracle, Informix, Sybase and Microsoft. In addition, the Company's 4GL applications programming language, NATURAL, competes with offerings from both large and small companies, including Oracle, Microsoft, IBM and Sterling Software, Inc. In the enterprise enablement market, the Company's products compete in both the component/object and the message-oriented segments of the middleware market, where its competitors include IBM and Microsoft. In the market for year 2000 products and professional services, the Company's competitors include Formal Systems, Inc., Viasoft, Inc. and Electronic Data Systems Corporation. Few of the Company's competitors compete in all of the same markets as the Company.

  The principal competitive factors affecting the markets for the Company's product and professional services offerings include: (1) product functionality, performance, reliability and ease of use, (2) quality of technical support, training and consulting services, (3) responsiveness to customer needs, (4) reputation, experience and financial stability and (5) cost of ownership, including initial price and deployment costs as well as ongoing maintenance costs. Due to the continued increase in new product licenses and professional services revenues, the Company believes that it has competed effectively in each of these areas. Nevertheless, current and potential competitors may introduce new and better products, make strategic acquisitions, or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's current and prospective customers.

PROPRIETARY RIGHTS

  The products sold by the Company consist of products developed by SAG (e.g., ADABAS, NATURAL and ENTIRE), products owned by other third parties which are distributed by the Company (e.g., iXpress) and products developed or acquired by the Company (i.e., INSIGHT 2000 Tool Kit, CONSTRUCT, CONSTRUCT Spectrum and CONSTRUCT Spectrum SDK). For all of these products, the Company, if not the developer, is contractually obligated to provide appropriate security measures to protect the proprietary materials of SAG and other third parties against misappropriation and illegal copying.

  The Company treats all of the products that it distributes as proprietary trade secrets and confidential information. It relies primarily upon a combination of trade secret, copyright and trademark laws, its license agreements with customers, and its internal security systems, confidentiality procedures and employee agreements to maintain the security of its products. The Company typically provides its products to users under nonexclusive, nontransferable perpetual licenses which generally permit use of the licensed software solely for internal operations on designated computers at specific sites. Under certain circumstances, the Company makes available the source code for its products under an escrow arrangement which restricts access to and use of the source code. Although the Company takes steps to protect its trade secrets and other proprietary rights, there can be no assurance that misappropriation will not occur. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States.

  The Company seeks to protect its software, documentation and other written materials under copyright law, and to assert trademark rights in its product names. The Company has not sought to protect its products under patent laws, though SAG and some third parties have patented, in the United States, Japan and/or the European Union, certain of the products which the Company distributes.

  Although the Company is not aware of any claims that its products, trademarks or other proprietary rights infringe on the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current and future products or that any such assertion may not require the Company to enter into royalty arrangements or result in costly litigation. See "Risk Factors--Proprietary Rights."

EMPLOYEES

  As of March 31, 1998, the Company employed 894 people, with 408 in professional services and consulting, 142 in sales and marketing, 183 in customer support, 27 in research and development and 134 in general and administrative functions. As of March 31, 1998, the Company also utilized approximately 112 individuals under independent contracts. None of the Company's employees is represented by a labor union, and the Company has never experienced any work stoppage. The Company considers its relations with its employees to be good. See "Risk Factors--Dependence on Key Personnel; Need to Hire Additional Personnel."

PROPERTIES

  The Company's executive offices, principal marketing and data center facility are located in approximately 170,000 square feet of space in a three building campus that the Company leases in Reston, Virginia. The Company's Customer Service and Support Center is located in approximately 85,000 square feet that the Company leases in Highlands Ranch, Colorado. The Company currently sublets approximately 18,000 and 25,000 square feet of the Reston and Highlands Ranch locations, respectively.

  The Company's subsidiary in Mexico leases offices in Mexico City and Monterrey, Mexico. As a result of the acquisition of R.D. Nickel, the Company leases product sales and professional services branch offices in the following cities in Canada: Calgary, Cambridge, Edmonton, Montreal, Ottawa and Toronto.

  The Company leases product sales and professional services branch offices in Irvine and Sacramento, California, Atlanta, Georgia, Chicago, Illinois, Braintree, Massachusetts, Bloomington, Minnesota, Fort Lee, New Jersey, Plymouth Meeting, Pennsylvania, Dallas, Texas, Bellevue, Washington and Reston, Virginia in the United States. The Company also leases space for use as a distribution center in Northern Virginia.

  The Company believes that its facilities are adequate for its current needs and that suitable space will be available as needed to accommodate the expansion of the Company's operations.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in legal proceedings and litigation arising in the ordinary course of business. The Company is not a party to any litigation or other legal proceeding that, in the opinion of management, could have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their respective ages as of April 13, 1998, are as follows:

NAME                      AGE POSITION
----                      --- --------
Carl J. Rickertsen (1)..  38  Chairman of the Board
Daniel F. Gillis (2)....  51  President, Chief Executive Officer and Director
Harry K. McCreery.......  51  Vice President, Treasurer and Chief Financial Officer
Timothy L. Hill.........  39  Vice President--Marketing and International Operations
Derek M. Brigden........  46  Vice President--Operations and Chief Information Officer
David S. Linthicum......  35  Vice President--Technology and Chief Technology Officer
Alan M. Teicher.........  38  Vice President--Sales Operations
Dr. Philip S. Dauber (1)
 (3)....................  57  Director
Dr. Erwin Konigs........  48  Director
Edward E. Lucente (3)...  58  Director
Dr. Paul G. Stern (1)...  59  Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Employee Stock Option Committee.
(3) Member of the Audit Committee.

  Carl J. Rickertsen has served as Chairman of the Board of the Company since April 1997. Mr. Rickertsen is also a member of TC Equity Partners, LLC ("TC Equity Partners") and TC Management Partners L.L.C. ("TC Management"), which are, respectively, the sole general partner and managing agent of Thayer Equity Investors III, L.P. ("Thayer"). Thayer is a private equity fund based in Washington, D.C. that targets investments in the information technology and services industries and its investors include corporations, pension funds and financial institutions. From September 1994 to April 1996, Mr. Rickertsen was a partner with Thayer Capital Partners, an affiliate of Thayer. Prior to that, Mr. Rickertsen acted as a private financial consultant from 1993 through August 1994, and was a partner at Hancock Park Associates, a private equity investment firm based in Los Angeles, from 1989 to 1993. Before joining Hancock Park Associates, Mr. Rickertsen was an associate at Brentwood Associates from 1987 to 1989, and worked in the high technology group at Morgan Stanley & Co., Inc. from 1983 to 1985. Mr. Rickertsen currently serves as a director of MLC Holdings, Inc. and Colorado Prime Corporation.

  Daniel F. Gillis has served as President and Chief Executive Officer of the Company since May 1996. He also has served as a director of the Company since February 1997. Previously, Mr. Gillis served as Senior Vice President of U.S. Sales of Software AG Americas, Inc., a wholly owned subsidiary of the Company ("Software Americas"), from April 1995 to May 1996 and as Vice President of Federal Systems Sales of Software Americas from January 1995 to March 1995. From August 1994 to January 1995, he was a private consultant. From May 1987 through August 1994, he served as Executive Vice President at Falcon Microsystems Inc., a computer products reseller and systems integrator.

  Harry K. McCreery has served as Vice President, Treasurer and Chief Financial Officer of the Company since April 1997. He has also served as Treasurer of Software Americas since May 1991, Chief Financial Officer of Software Americas since June 1989 and Chief Information Officer of Software Americas from June 1989 to December 1990.

  Timothy L. Hill has served as Vice President--Marketing and International Operations of the Company since August 1997. Previously, Mr. Hill served as Vice President, Worldwide Marketing & Sales for Iomega Corporation, a manufacturer of computer storage products, from July 1994 through July 1997. From August 1993 through July 1994, Mr. Hill served as Vice President, Marketing for Falcon Microsystems Inc. From January 1988 to August 1993, Mr. Hill served as Director of Marketing & Sales, Consumer Business Division, at Gates Energy Products, a manufacturer of consumer and commercial rechargeable battery products.

  Derek M. Brigden has served as Vice President--Operations and Chief Information Officer of the Company since April 1997. He has also served as Vice President--Operations and Chief Information Officer of Software Americas since December 1990.

  David S. Linthicum has served as Vice President--Technology and Chief Technology Officer of the Company since December 1997. Prior to joining the Company, Mr. Linthicum served as Senior Manager in the Center of Technology Enablement for Ernst & Young LLP, an accounting and consulting firm, from June 1997 to December 1997. From April 1995 to June 1997, Mr. Linthicum served as Senior Manager, Systems Integration Practice at AT&T Corporation. From December 1990 to April 1995, Mr. Linthicum served as Technical Director, Treasury Department for Mobil Oil Corporation.

  Dr. Philip S. Dauber has served as a director of the Company since April 1997. Dr. Dauber is an independent consultant providing services to several companies including IQI, Inc., a telemarketing firm, where he served as acting President from February 1997 through August 1997. Before becoming an independent consultant, Dr. Dauber served as a Senior Vice President of Unisys Corporation from 1981 to 1987 during which time he was also Chairman and Chief Executive Officer of Memorex, Inc., a wholly owned subsidiary of Unisys Corporation. Before joining Unisys Corporation, Dr. Dauber was employed by IBM from 1965 to 1981 and served as secretary of its Corporate Management Committee from 1980 to 1981.

  Dr. Erwin Konigs has served as a director of the Company since December 1996 and was Chairman of the Board of the Company from December 1996 through March 1997. Dr. Konigs has served as Chairman of the Board of SAG since September 1996 and Chief Executive Officer of SAG since November 1996. From April 1989 to November 1996, Dr. Konigs was Chief Executive Officer of Linotype-Hell AG in Eschborn, Germany, a supplier of prepress and publishing technology.

  Edward E. Lucente has served as a director of the Company since April 1997. Since January 1998, Mr. Lucente has served as President and Chief Executive Officer of QMS, Inc., a manufacturer of laser printers. From May 1995 to January 1998, Mr. Lucente served as the Chief Executive Officer and President of Liant Software Corporation, a software development company. Previously, he was a marketing consultant from May 1994 until April 1995, and Executive Vice President of Sales and Marketing of Digital Equipment Corporation from March 1993 through April 1994. From February 1991 until March 1993, Mr. Lucente was a Member of the Executive Office of Northern Telecom Limited, a supplier of digital telecommunications systems, serving from January 1992 until March 1993 as an Executive Vice President of Northern Telecom Limited. Mr. Lucente currently serves as a director of Information Resources, Inc. and QMS, Inc.

  Alan M. Teicher has served as Vice President--Sales Operations of the Company since November 1997. Mr. Teicher also served as Managing Director of Software Americas' Enterprise Business Unit from December 1996 to November 1997, Regional Director of Software Americas' Field Sales Operations from December 1994 to December 1996 and Progam Director of Software Americas' Field Sales Operations from March 1993 through November 1994.

  Dr. Paul G. Stern has served as a director of the Company since April 1997. Dr. Stern is also a member of TC Equity Partners and TC Management, which are, respectively, the sole general partner and managing agent of Thayer. In 1995, Dr. Stern joined Thayer as a co-founder. Prior to that, Dr. Stern was a Special Limited Partner at Forstmann Little & Co., a private investment firm, from June 1993 to June 1995. From March 1989 until June 1993, Dr. Stern served as Chief Executive Officer and Chairman of the Board of Northern Telecom Limited. Dr. Stern currently serves as a director of the Dow Chemical Company, The LTV Corporation, Whirlpool Corporation and Colorado Prime Corporation.

  The Company's Bylaws, as amended (the "Bylaws"), provide for the Company's Board to be comprised of six directors. Pursuant to the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), the Board is divided into three classes, as nearly equal in number as reasonably possible, with terms currently expiring at the annual meeting of stockholders to be held in 1999 (Dr. Konigs and Mr. Lucente), the annual meeting of stockholders to be held in 2000 (Mr. Rickertsen and Dr. Stern) and the annual meeting of stockholders of the Company to be held in 2001 (Mr. Gillis and Dr. Dauber). Each director will hold office for the term to which he is elected and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

  Executive officers of the Company are elected by the Board on an annual basis and serve until the first meeting of the Board following the next annual meeting of stockholders following their election and until their successors have been duly elected and qualified or until their earlier death, resignation or removal. There are no family relationships among any of the executive officers or directors of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  The committees of the Board are an Audit Committee, a Compensation Committee and an Employee Stock Option Committee ("Stock Option Committee").

  Dr. Dauber and Mr. Lucente (Chairman) are presently the members of the Audit Committee. The Audit Committee has certain duties relating to the year-end audit, the Company's accounting methods and internal accounting controls and the Company's relationship with its independent public accountants, including making recommendations concerning the engagement of independent public accountants, reviewing with the Company's independent public accountants the plans and results of the audit engagement and approving professional services provided by the Company's independent public accountants.

  Mr. Rickertsen (Chairman) and Drs. Stern and Dauber are presently the members of the Compensation Committee. The Compensation Committee is responsible for determining the compensation of the Company's Chief Executive Officer and other executive officers and establishing policies and guidelines regarding the compensation of other officers and employees of the Company and its subsidiaries. The Compensation Committee is also authorized to administer the Company's Employee Stock Purchase Plan (the "Purchase Plan") and the Company's 1997 Employee Stock Option Plan ("Option Plan"), including the power to grant stock options under the Option Plan.

  In February 1998, the Board created the Stock Option Committee and appointed Mr. Gillis as its sole member. The Stock Option Committee's function is to grant stock options under the Option Plan to persons who are not (or who will not be) at the time of such grant subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to guidelines and limitations determined by the Board. The Stock Option Committee is not authorized to grant any stock option under the Option Plan to any person who reports directly to any member of the Stock Option Committee or to grant any stock option under the Option Plan that covers more than 10,000 shares of Common Stock without the prior consent and approval of the Compensation Committee. All grants of stock options made by the Stock Option Committee will be reported to the Compensation Committee on a regular basis.

  The Company does not have a standing nominating committee or other committee performing similar functions.

DIRECTOR COMPENSATION

  Except for grants of stock options under the Option Plan, the Company's directors were not compensated during 1997 for any services provided as directors and did not receive during such fiscal year any benefits or other forms of compensation, cash or otherwise, from the Company for their service as directors. Except for grants of stock options that may be made under the Option Plan, the Company has no present plans to pay such benefits or compensation to directors. The Company reimburses directors for certain out-of-pocket expenses incurred in connection with attendance at Board of Directors and committee meetings.

  Both employee and non-employee directors are eligible to be granted stock options pursuant to the Option Plan. Under the Option Plan, Dr. Dauber and Mr. Lucente were each granted options on June 23, 1997 to purchase 54,450 shares of Common Stock at an exercise price of $1.47 per share. The options vest in equal annual installments of 25%, with the first installment vesting March 31, 1998, and each of the subsequent installments vesting on the first, second and third anniversaries of March 31, 1998. The options will become immediately exercisable in full upon a change in control of the Company and may be partially accelerated in connection with the termination of the director's service as a director of the Company. Mr. Gillis is the President and Chief Executive Officer of the Company and is not separately compensated as a director of the Company. In fiscal year 1997, Mr. Gillis was granted stock options under the Option Plan. See "--Executive Compensation."

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning compensation paid to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company whose annual salary and bonus compensation (determined as of December 31, 1997) exceeded $100,000 (collectively, the "Named Executive Officers" and individually, the "Named Executive Officer") for the fiscal years ended December 31, 1996 and 1997.

                          SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION
                             ----------------------------------------------   SECURITIES
                                                           OTHER ANNUAL       UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY ($) BONUS ($) COMPENSATION ($) (1) OPTIONS (#) (2) COMPENSATION ($) (3)
---------------------------  ---- ---------- --------- -------------------- --------------- --------------------
Daniel F. Gillis (4)....     1997  275,002    340,500            --            2,392,500          194,461
 President and Chief         1996  249,039    240,500         24,000                 --           179,671
 Executive Officer
Harry K. McCreery (5)...     1997  174,711    236,500            --            1,288,100          242,317
 Vice President,             1996  170,000    132,600            --                  --           235,933
 Treasurer and Chief
 Financial Officer
Derek M. Brigden (5)....     1997  153,969    100,100            --              114,125            7,500
 Vice President--            1996  150,000    101,346            --                  --             7,500
 Operations and Chief
 Information Officer
James H. Daly (5) (6)...     1997  149,938     97,500         30,000             114,125          169,427
 Vice President,             1996  142,000     92,300         20,208                 --           159,183
 Secretary and General
 Counsel
Thomas E. Gorley (5)         1997  149,808     97,500            --              114,125            7,500
 (7)....................     1996  105,769        --          63,461                 --             6,000
 Vice President--
 Professional
 Services

--------
(1) Consists of sales commissions paid to the Named Executive Officer. In accordance with the rules of the Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted in the aggregate less than the lesser of $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officer during each of 1996 and 1997.
(2) All figures in this column reflect shares of Common Stock subject to options granted under the Option Plan.
(3) Unless otherwise indicated, consists of (i) amounts of deferred compensation earned and credited to deferred compensation accounts of the Named Executive Officer and (ii) $7,500 of contributions paid by the Company on behalf of the Named Executive Officer under the Company's 401(k) Plan. See "--Deferred Compensation Agreements." The Company does not have any long-term incentive plans.
(4) Mr. Gillis served as President and Chief Executive Officer of the Company from May 6, 1996.
(5) In 1996, these individuals served as executive officers of Software Americas and performed policy-making functions for both Software Americas and the Company.
(6) Mr. Daly's employment with the Company and Software Americas terminated effective April 10, 1998.
(7) Mr. Gorley's employment with the Company and Software Americas terminated effective January 9, 1998.

  The following table sets forth information concerning the grant of stock options to each of the Named Executive Officers in 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                    INDIVIDUAL GRANTS
                         -----------------------------------------------------------------------
                                              PERCENT OF
                                             TOTAL OPTIONS
                              NUMBER OF       GRANTED TO
                             SECURITIES        EMPLOYEES   EXERCISE OR                GRANT
                             UNDERLYING        IN FISCAL   BASE PRICE  EXPIRATION  DATE PRESENT
                         OPTIONS GRANTED (1)   YEAR 1997     ($/SH)       DATE    VALUE ($) (11)
                         ------------------- ------------- ----------- ---------- --------------
Daniel F. Gillis........      1,430,000 (2)      28.2          1.47     06/23/04      832,541
                                357,500 (3)       7.0          9.60     08/08/04      930,860
                                605,000 (4)      11.9         12.00     09/24/04    3,235,353
Harry K. McCreery.......        770,000 (2)      15.2          1.47     06/23/04      448,291
                                192,500 (3)       3.8          9.60     08/08/04      501,232
                                325,600 (4)       6.4         12.00     09/24/04    1,741,208
James H. Daly...........         68,200 (5)       1.3          1.47     06/23/04       36,390
                                 17,050 (3)       0.3          9.60     08/08/04       67,027
                                 28,875 (6)       0.6         12.00     09/24/04      118,243
Derek M. Brigden........         68,200 (7)       1.3          1.47     06/23/04       36,390
                                 17,050 (3)       0.3          9.60     08/08/04       67,027
                                 28,875 (8)       0.6         12.00     09/24/04      118,243
Thomas E. Gorley........         68,200 (9)       1.3          1.47     06/23/04       36,390
                                 17,050 (3)       0.3          9.60     08/08/04       67,027
                                 28,875 (10)      0.6         12.00     09/24/04      118,243

--------
 (1) Options will become immediately exercisable if (i) any person or group of person(s) (as defined in Section 13(d) and 14(d) of the Exchange Act) together with its affiliates, excluding employee benefit plans of the Company, becomes the beneficial owner, directly or indirectly, of 51% or more of the voting stock of the Company, (ii) the stockholders of the Company approve a merger or consolidation of the Company with another entity unless the merger or consolidation results in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 50% of the combined voting securities of the surviving entity outstanding immediately after the merger or consolidation or (iii) the stockholders of the Company approve a plan of complete liquidation or winding-up of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets. Options may be partially accelerated in connection with the Named Executive Officer's termination of employment with the Company. Each option was granted under the Company's 1997 Stock Option Plan and has an exercise price equal to the fair market value of the Common Stock on the date of grant.
 (2) Each of the indicated options granted vests as to one-third ( 1/3) of the securities underlying the options granted on each of the first, second and third anniversaries of March 31, 1997.
 (3) Each of the indicated options granted vested on August 8, 1997.

(4) Each of the indicated options granted vests as to one-third ( 1/3) of the securities underlying the options granted on each of the first, second and third anniversaries of September 24, 1997.
(5) Due to Mr. Daly's termination of employment with the Company, one-half ( 1/2) of the indicated options expired prior to vesting.
(6) Due to Mr. Daly's termination of employment with the Company, all of the indicated options expired prior to vesting.
(7) The indicated options granted vest as to one-fourth ( 1/4) of the securities underlying the options granted on each of the first, second, third and fourth anniversaries of March 31, 1997.
(8) The indicated options granted vest as to one-fourth ( 1/4) of the securities underlying the options granted on each of the first, second, third and fourth anniversaries of September 24, 1997.
(9) Due to Mr. Gorley's termination of employment with the Company, one-fourth ( 1/4) of the indicated options vested immediately prior to his termination on January 9, 1998 and the remaining indicated options expired prior to vesting.
(10) Due to Mr. Gorley's termination of employment with the Company, all of the indicated options expired prior to vesting.
(11) The fair market value of each option granted is estimated on the Grant Date using the Black-Scholes option pricing model. The Black-Scholes model used the following factors: risk-free rate of return of 6%; dividend yield of 0%; exercise term of 2 to 6 years; stock price volatility of 40%; and a forfeitures rate of 2.9%.

  No stock options were exercised during 1997. The following table sets forth information with respect to outstanding unexercised options held by the Named Executive Officers as of December 31, 1997:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                             SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                  OPTIONS AT               IN-THE-MONEY OPTIONS
                                FISCAL YEAR-END             AT FISCAL YEAR-END
                         ----------------------------- -----------------------------
NAME                     EXERCISABLE UNEXERCISABLE (#) EXERCISABLE UNEXERCISABLE ($)
----                     ----------- ----------------- ----------- -----------------
Daniel F. Gillis........   357,500       2,035,000      1,751,750     20,145,400
Harry K. McCreery.......   192,500       1,095,600        943,250     10,847,100
Derek M. Brigden........    17,050          97,075         83,545        960,834
James H. Daly (1).......    17,050          97,075         83,545        960,834
Thomas E. Gorley (2)....    17,050          97,075         83,545        960,834

--------
(1) Mr. Daly's employment with the Company terminated effective April 10,
    1998.
(2) Mr. Gorley's employment with the Company terminated effective January 9,
    1998.

DEFERRED COMPENSATION AGREEMENTS

  The Company has entered into deferred compensation agreements with Messrs. Gillis, McCreery and Daly (the "Deferred Compensation Agreements"). Pursuant to these agreements, each of Messrs. Gillis, McCreery and Daly annually receive a credit of $41,838, $46,000 and $24,000, respectively, to his deferred compensation account plus an additional credit to such account equal to 53%, 100% and 120%, respectively, of his bonus for such year. The deferred compensation accounts earn interest at an annual rate of 6%. Under the Deferred Compensation Agreements, no additional credits, other than interest, will be made to any of the deferred compensation accounts after December 31, 1998. The deferred compensation accounts of Messrs. McCreery and Daly are fully vested. Mr. Gillis' deferred compensation account is currently 60% vested and will vest in full as of December 31, 1998. Except under certain circumstances, upon termination of employment, each of Messrs. Gillis, McCreery and Daly is entitled to receive from the Company payments totaling the vested portion of his deferred compensation account.

SEVERANCE AGREEMENTS

  Mr. Gillis has entered into a memorandum of understanding with the Company with respect to the termination of his employment as President and Chief Executive Officer of the Company. Under this agreement, the Company is required to pay Mr. Gillis a severance benefit equal to twelve months of his then-current salary plus annual bonus ($460,000 minimum payment) and, for a period not to exceed twelve months, to continue to make available his health and other fringe benefits if (i) the Company terminates his employment other than for cause or (ii) he resigns within ninety days of a substantial change in his title or a substantial reduction in his compensation and benefits or job responsibilities.

  Each of Messrs. McCreery, Brigden, Gorley and Daly has entered into a memorandum of understanding with the Company with respect to the termination of his employment on terms and conditions substantially similar to Mr. Gillis' memorandum of understanding with the Company, provided, however, that (i) the severance benefit due each such executive officer upon termination under his respective memorandum of understanding is equal to twelve months of his then-current salary plus a pro-rated bonus payment, and (ii) no severance or other benefits are due under these agreements if the executive officer resigns within ninety days of a substantial reduction in his compensation and benefits related to a Company wide reduction or a substantial reduction in his job responsibilities that is deemed to be in the best business interests of the Company.

  Mr. Gorley's employment terminated effective January 9, 1998. The payments due Mr. Gorley from the Company totaled $159,500 (included a severance payment of $150,000, a car allowance payment of $7,200 and vacation pay of $2,300). Mr. Gorley received a net payment from the Company of $84,500 after repayment of a note made by Mr. Gorley to the Company in the amount of $75,000 which was deducted from the gross amount due Mr. Gorley. Mr. Gorley paid the interest due on the note of approximately $2,300.

  Mr. Daly's employment with the Company terminated effective April 10, 1998. The payments due Mr. Daly from the Company totaled $823,897 (included a severance payment of $150,000, an incentive bonus payment of $21,875, a deferred compensation payment of $639,777, a car allowance payment of $9,000 and vacation and regular pay of $3,245). Mr. Daly received a net payment from the Company of $205,503 (net of taxes) after repayment of a note made by Mr. Daly to the Company in the amount of $350,453 plus accrued interest of $23,554 which was deducted from the gross amount due Mr. Daly.

  Pursuant to the terms of a Shareholders Agreement dated as of April 1, 1997, each of Messrs. Gillis, McCreery, Brigden, Daly and Gorley has agreed that (i) prior to the fifth anniversary of the termination of his employment with the Company, he will not influence any employee to leave the Company, and (ii) prior to the third anniversary of the termination of his employment with the Company (unless such termination is by the Company without cause), he will not directly or indirectly compete with the Company by soliciting any of its customers, clients or suppliers. Mr. Hill has agreed to similar restrictions pursuant to a subscription agreement between Mr. Hill and the Company dated as of August 22, 1997, as amended.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to April 1997, the Company did not have a Compensation Committee or other committee of the Board of Directors performing an equivalent function, and the compensation of the Company's executive officers was determined by the Company's Board of Directors. Since April 29, 1997, the Compensation Committee of the Company's Board of Directors has been comprised of Mr. Rickertsen and Drs. Stern and Dauber. Mr. Rickertsen and Dr. Stern are members of TC Equity Partners, LLC, which is the sole general partner of Thayer, a stockholder of the Company.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

  On March 31, 1997, the senior management of the Company and Thayer acquired approximately 89% of the then outstanding Common Stock of the Company (the "Recapitalization") pursuant to an agreement among the Company, SAG, Thayer and the following persons who constituted the senior managers of the Company at that time: Daniel F. Gillis, Harry K. McCreery, Gary Hayes, James H. Daly, Derek M. Brigden and Thomas E. Gorley (collectively, such individuals are referred to as the "Managers"). Prior to the Recapitalization, SAG owned all of the Company's 27,500,000 then outstanding shares of Common Stock. In connection with the Recapitalization, the Company (i) repurchased 24,750,000 shares of Common Stock from SAG for an aggregate purchase price of DM57.0 million (US$33.9 million) and (ii) issued and sold 20,678,350 shares of Common Stock to Thayer and an aggregate of 771,650 shares of Common Stock to the Managers for an aggregate purchase price of $31,526,820, or $1.47 per share. Of the Common Stock purchased by the Managers, Messrs. Gillis and McCreery each purchased 204,050 shares and Messrs. Hayes, Daly, Brigden and Gorley purchased 84,975, 108,625, 67,925 and 102,025 shares, respectively. After the Recapitalization, SAG retained 2,750,000 shares of Common Stock, representing approximately 11% of the then outstanding Common Stock. Dr. Erwin Konigs, the Chairman of the Board and Chief Executive Officer of SAG, is currently a director of the Company. As a result of the Recapitalization, Thayer and the Managers respectively owned 85.4% and 3.2% of the then outstanding Common Stock. Dr. Stern and Mr. Rickertsen, directors of the Company, are members of TC Equity Partners, which is the sole general partner of Thayer. In addition, Mr. Gillis is currently, and was at the time of the Recapitalization, a director of the Company.

  Certain Managers borrowed money from the Company to purchase the Company's Common Stock in the Recapitalization and executed promissory notes to reflect such borrowings. Messrs. Gillis, McCreery, Daly and Gorley borrowed $250,000, $250,000, $182,605 and $75,000, respectively, from the Company under individual promissory notes, each of which is dated March 24, 1997, and Messrs. McCreery and Daly borrowed $363,000 and $120,740, respectively, from the Company under individual promissory notes, each of which is dated August 9, 1996. Each of the promissory notes accrues interest at the rate of 6% per annum and is due and payable upon termination of its maker's employment with the Company. None of the promissory notes require periodic interest or principal payments. As of December 31, 1997, the amount outstanding under each promissory note equaled the entire amount borrowed plus accrued interest.

  In connection with the Recapitalization, on March 31, 1997, the Company borrowed $5,000,000 from Thayer under a short-term note agreement for working capital requirements. This note accrued interest at a simple rate equal to 10% per annum and was repaid on April 11, 1997. In addition, the Company paid to TC Management a financial advisory fee of $840,000 in consideration for investment banking and advisory services provided by TC Management in connection with the Recapitalization, and reimbursed TC Management for its out-of-pocket expenses in connection with the Recapitalization. On April 1, 1997, the Company also agreed to pay on a quarterly basis an annual fee of $300,000 to TC Management for management and consulting services to be provided by TC Management to the Company in connection with the operation and conduct of the Company's business. In fiscal year 1997, the Company paid a total of $225,000 of such fees plus out-of-pocket expenses and as of May 21, 1998, the Company has paid $150,000 of such fees plus out-of-pocket expenses for services in fiscal year 1998. TC Management is the managing agent of and provides management services to Thayer. Dr. Stern and Mr. Rickertsen, directors of the Company, are members of TC Management. In connection with the Recapitalization, the Company also paid a one-time advisory fee of $250,000 to MLC Group, Inc., a wholly owned operating subsidiary of MLC Holdings, Inc. Mr. Rickertsen, a director of the Company, is a director of MLC Holdings, Inc.

  Prior to the Recapitalization, the Company licensed and serviced SAG products pursuant to a license agreement entered into by SAG and the Company on January 1, 1995 (the "License Agreement"). The License Agreement gave the Company the exclusive right to license and service SAG products in North America, South America, Japan and Israel (the "Territory"), and gave SAG the exclusive right to license and service the Company's products in all other areas. Immediately prior to the Recapitalization, the Company and SAG entered into a cooperation agreement dated March 31, 1997 (the "Cooperation Agreement"), which terminated and superseded the License Agreement. The Cooperation Agreement generally (i) provides the Company the exclusive and perpetual right to license and service in the Territory both existing and future products developed or acquired by SAG and (ii) provides SAG the exclusive and perpetual right to license and service outside the Territory both existing and future products developed or acquired by the Company. Each of the Company and SAG must pay the other 24% of the net revenues derived from such licenses. Except in certain circumstances, the Company's minimum annual royalty payment to SAG through the year 2000 must at least equal $21 million. This 24% royalty rate is fixed for 20 years. In 1995, 1996 and 1997, the Company's royalty payments to SAG were approximately $23.9 million, $26.1 million and $29.3 million, respectively. In the same periods, SAG's royalty payments to the Company were approximately $0.3 million, $0.3 million and $0.6 million, respectively. As consideration for the Cooperation Agreement, the Company paid SAG DM38.0 million (approximately US$22.6 million) on March 31, 1997.

  On December 5, 1993, the Company and SAG entered into a Products and Research & Development Operations Transfer Agreement (the "R&D Agreement") which required the Company to provide certain services relating to certain SAG employees who utilized the Company's facilities. In connection with the Recapitalization, on March 31, 1997, the Company entered into an Administrative Services Agreement (the "ASA") with SAG, terminating the R&D Agreement and requiring that the Company provide services similar to those required under the R&D Agreement. SAG is required under the ASA to reimburse the Company for its costs incurred in connection with the ASA and to pay the Company $500,000 per year during the years 1997, 1998 and 1999 for the use of certain machinery leased by the Company. In 1995, 1996 and 1997, the payments to the Company under the R&D Agreement and the ASA were approximately $8.8 million, $15.9 million and $10.8 million, respectively.

  From 1988 until the Recapitalization, the Company was a wholly owned subsidiary of SAG. Accordingly, during that period, there were a variety of intercompany transactions, including loans and dividends, between the Company and SAG. Except as described above, all of these transactions that were material terminated in connection with the Recapitalization.

  On August 22, 1997, the Company entered into a subscription agreement with Timothy L. Hill, the Company's Vice President--Marketing, pursuant to which the Company issued and sold to Mr. Hill 137,500 shares of Common Stock for an aggregate purchase price of $202,095 (the "Subscription Agreement"). Pursuant to the Subscription Agreement, the Company has the right to repurchase Mr. Hill's shares at $1.47 per share if Mr. Hill's employment with the Company is terminated for cause or if Mr. Hill voluntarily terminates his employment prior to August 17, 1999. The Company's repurchase right terminates in the event of change of control of the Company. In addition, the Company has issued options to purchase an aggregate of 94,325 shares of Common Stock at an exercise price of $1.47 to the members of Thayer's Advisory Board.

  The Company and Thayer have entered into a registration rights agreement (the "Registration Rights Agreement") for the benefit of all holders (including the Managers) as of September 26, 1997 of "restricted securities" of the Company within the meaning of Rule 144 of the Commission, and certain transferees of such holders. Pursuant to this agreement, a majority-in-interest of such holders has the right to require the Company to register their restricted securities for resale under the Securities Act on up to five occasions (only one of which may be on Form S-1) and such holders have been granted certain "piggy-back" registration rights with regard to certain securities offerings initiated by the Company. The Company has agreed to pay certain expenses in connection with such registrations. The offer and sale by Messrs. Gillis, McCreery, Brigden and Hayes of Common Stock in this offering is not being made pursuant to this Registration Rights Agreement.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Common Stock as of May 18, 1998 and as adjusted to reflect the sale of the shares pursuant to this offering, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each Selling Stockholder. Except as otherwise indicated below, to the knowledge of the Company, each person listed below has sole voting power and investment power with respect to the shares beneficially owned by such person, subject to community property laws where applicable.

                                  SHARES           SHARES TO BE       SHARES
                            BENEFICIALLY OWNED       SOLD IN    BENEFICIALLY OWNED
                          PRIOR TO OFFERING (2)    OFFERING (3) AFTER OFFERING (2)
                          ------------------------------------- ------------------
NAME AND ADDRESS (1)         NUMBER      PERCENT                  NUMBER   PERCENT
--------------------      ------------- -----------             ---------- -------
Thayer Equity Investors
 III, L.P (4)...........     16,551,559     55.9%   5,000,000   11,551,559  38.5%
 1455 Pennsylvania
 Avenue, N.W.
 Washington, DC 20004
Software AG.............      2,750,000      9.3           --    2,750,000   9.2
 Uhlandstrasse 12, 64297
 Darmstadt, Germany
TC Co-Investors, LLC
 (4)....................         89,866       *        27,150       62,716    *
 1455 Pennsylvania
 Avenue, N.W.
 Washington, DC 20004
Daniel F. Gillis (5)....      1,048,317      3.4      200,000      848,317   2.8
Harry K. McCreery (6)...        653,217      2.2      150,000      503,217   1.7
James H. Daly...........        159,775       *            --      159,775    *
Derek M. Brigden (7)....        102,025       *        19,700       82,325    *
Thomas E. Gorley (7)....        136,125       *            --      136,125    *
Carl J. Rickertsen (8)..     16,649,425     56.3    5,027,150   11,622,275  38.8
Dr. Philip S. Dauber
 (9)....................         81,538       *            --       81,538    *
Dr. Erwin Konigs (10)...      2,852,025      9.6       25,000    2,827,025   9.4
Edward E. Lucente (11)..         13,613       *            --       13,613    *
Dr. Paul G. Stern (8)...     16,641,425     56.2    5,027,150   11,614,275  38.7
Gary Hayes (12).........        103,838       *        16,362       87,476    *
Volker Dawedeit (13)....      2,817,925      9.5       22,000    2,795,925   9.3
All directors and
 executive officers as a
 group (11 persons)
 (14)...................     21,548,735     69.6    5,421,850   16,126,885  52.1

--------
 *  Less than 1% of the outstanding Common Stock.
 (1) The business address for Messrs. Gillis, McCreery, Brigden and Hayes is 11190 Sunrise Valley Drive, Reston, Virginia, 20191. The business address for Mr. Rickertsen and Dr. Stern is c/o Thayer Equity Investors III, L.P., 1455 Pennsylvania Avenue, N.W., Washington, DC 20004. The business address for Mr. Dawedeit and Dr. Konigs is c/o Software AG, Uhlandstrasse 12, 64297 Darmstadt, Germany.
 (2) The number of shares of Common Stock outstanding prior to this offering includes (i) 29,593,943 shares of Common Stock outstanding as of May 18, 1998 and (ii) with respect to each person, the shares of Common Stock issuable by the Company pursuant to options held by such persons which may be exercised within 60 days following May 18, 1998 ("Presently Exercisable Options"). The number of shares of

     Common Stock deemed outstanding after this offering includes an additional 386,062 shares that are being offered for sale by certain Selling Stockholders pursuant to the exercise by such Selling Stockholders of Presently Exercisable Options prior to the consummation of this offering. Beneficial ownership is determined in accordance with the rules of the Commission that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.
 (3) If the Underwriters exercise their over-allotment option to purchase up to 819,031 shares, the following stockholders named in the table above will sell up to the following number of additional shares: Thayer Equity Investors III, L.P., 814,606 shares; and TC Co-Investors, LLC 4,425 shares.
 (4) Thayer is a Delaware limited partnership whose sole general partner is TC Equity Partners, a Delaware limited liability company. TC Equity Partners beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by Thayer. TC Co-Investors, LLC ("TC Co-Investors") is a Delaware limited liability company whose managing member is TC Management. TC Management beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by TC Co-Investors. Frederic V. Malek, Dr. Paul G. Stern and Carl J. Rickertsen are the members of TC Management and the principal members of TC Equity Partners. Dr. Stern and Messrs. Malek and Rickertsen may be deemed to be the beneficial owners of, and to have shared voting and investment power with respect to, the shares of Common Stock held of record by each of Thayer and TC Co-Investors.
 (5) Includes 834,167 shares subject to Presently Exercisable Options.
 (6) Includes 449,167 shares subject to Presently Exercisable Options.
 (7) Includes 34,100 shares subject to Presently Exercisable Options.
 (8) Includes 16,551,559 shares held of record by Thayer and 89,866 shares held of record by TC Co-Investors. See footnote (4).
 (9) Includes (i) 67,925 shares held of record by PSERD Trust, of which Dr. Dauber is a trustee, and (ii) 13,613 shares subject to Presently Exercisable Options. Dr. Dauber shares voting and investment power with respect to all shares held by PSERD Trust and may be deemed to be the beneficial owner of all such shares.
(10) 2,750,000 of the reported shares are held of record by SAG. Dr. Konigs, a director of the Company, is the Chairman of the Board and Chief Executive Officer of SAG, and may be deemed to have or share voting and investment power with respect to all shares held of record by SAG. Dr. Konigs disclaims beneficial ownership of all shares held of record by SAG.
(11) Includes 13,613 shares subject to Presently Exercisable Options.
(12) Includes 16,363 shares subject to Presently Exercisable Options. Mr. Hayes has served as Controller and a Vice President of the Company since April 1997 and as a Vice President and Controller of Software Americas since May 1995.
(13) 2,750,000 of the reported shares are held of record by SAG. Mr. Dawedeit has served as the Chief Financial Officer and a director of SAG since January 1997. Mr. Dawedeit may be deemed to have or share voting and investment power with respect to all shares held of record by SAG. Mr. Dawedeit disclaims beneficial ownership of all shares held of record by SAG.
(14) Includes (i) 16,551,559 shares held of record by Thayer, (ii) 2,750,000 shares held of record by SAG, (iii) 89,866 shares held of record by TC Co-Investors, (iv) 67,925 shares held of record by PSERD Trust, and (v) 1,353,185 shares subject to Presently Exercisable Options (369,700 of which are being offered for sale in this offering by Messrs. Gillis, McCreery and Brigden). See footnotes (2) through (13). Does not include
     (i) 136,125 shares beneficially owned by Mr. Gorley, whose employment with the Company terminated on January 9, 1998, (ii) 159,775 shares beneficially owned by Mr. Daly, whose employment with the Company terminated effective April 10, 1998, and (iii) 103,838 shares beneficially owned by Mr. Hayes.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock"). As of May 18, 1998, there were 29,593,943 shares of Common Stock outstanding held of record by 42 stockholders and no shares of Preferred Stock outstanding. Based on the number of shares outstanding as of May 18, 1998 and giving effect to the issuance of the 386,062 shares of Common Stock being offered hereby by Messrs. Gillis, McCreery, Brigden and Hayes pursuant to the exercise by such persons of outstanding stock options granted under the Option Plan, there will be 29,980,005 shares of Common Stock outstanding upon the consummation of this offering.

  The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of applicable law and by the Company's Certificate of Incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. There are no cumulative voting rights. All outstanding shares of Common Stock are, and all shares of Common Stock issued and sold in this offering will be, duly authorized, validly issued, fully paid and nonassessable. Subject to such preferential rights as may be granted by the Board of Directors in connection with the issuance of Preferred Stock, distributions may be paid to the holders of Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy." Holders of Common Stock have no preemptive or other rights to subscribe for additional shares of Common Stock, redemption rights or conversion rights. Upon liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution after payment of all debts and other liabilities and subject to any prior rights of holders of Preferred Stock, if any, then outstanding.

PREFERRED STOCK

  The Board of Directors has authority to issue 25,000,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The Board of Directors could, without the approval of the stockholders, issue Preferred Stock having voting or conversion rights that could adversely affect the voting power of the holders of Common Stock, and the issuance of Preferred Stock could be used, under certain circumstances, to render more difficult or discourage a hostile takeover of the Company. The Company has no present plans to issue any shares of Preferred Stock.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS

  The Company has adopted provisions in its Certificate of Incorporation limiting the liability of directors of the Company for monetary damages. The effect of this provision in the Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The provisions of the Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors. These provisions will not alter the liability of directors under federal securities laws.

  The Company's Certificate of Incorporation and Bylaws contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the Delaware General Corporate Law ("DGCL"). The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

CERTAIN PROVISIONS OF DELAWARE LAW, THE CERTIFICATE OF INCORPORATION AND THE BYLAWS

  The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors, the business combination is approved in a prescribed manner or certain other conditions are satisfied. A "business combination" includes, among other transactions, mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  The Company's Certificate of Incorporation and Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms.

  Classified Board of Directors. The Certificate of Incorporation provides for the division of the Board of Directors into three classes of directors, each class constituting approximately one-third of the total number of directors and for the classes to serve staggered three-year terms. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of the Company's management and policies. The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's Common Stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case. See "Management--Executive Officers and Directors."

  Number of Directors; Removal; Filling Vacancies. The Certificate of Incorporation provides that the number of directors will be fixed by, or determined pursuant to, the Bylaws. The Bylaws provide that the Board of Directors shall consist of six directors and that the Board of Directors may increase or decrease the number of directors. The Bylaws also provide that the number of directors shall not be increased by 50% or more in any 12-month period without the approval of at least two-thirds of the directors then in office. The Certificate of Incorporation provides that any vacancies will be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Accordingly, the Board of Directors could temporarily prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder's own nominees. The Certificate of Incorporation also provides that directors (or the entire Board) may be removed from office by the stockholders for cause by the vote of the holders of at least a majority of the Common Stock.

  No Stockholder Action by Written Consent; Special Stockholder Meetings. The Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and can not be taken by written consent in lieu of a meeting. The Bylaws provide that special meetings of the stockholders may be called only by the Chairman of the Board of Directors, a majority of the Board of Directors or the Chief Executive Officer of the Company. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual stockholder meeting. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock.

  Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and (ii) at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before the meeting. Subject to applicable law, notice of stockholder nominations for submission at, or stockholder proposals for business to be conducted at, an annual meeting of stockholders must be received by the Company not less than 120 days nor more than 150 days prior to the date of the release of the Corporation's proxy statement to stockholders in connection with the previous year's annual meeting of stockholders, or not later than 10 days following the day on which notice of the date of a special meeting was given if the notice or proposal is to be submitted at a special meeting.

  The purpose of requiring stockholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Bylaws do not give the Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  Amendment of Certificate of Incorporation and Bylaws. The Certificate of Incorporation provides that the provisions therein relating to the staggered Board of Directors, the availability of action by written consent by stockholders, removal of directors and filling of vacancies on the Board of Directors may be amended, altered, changed or repealed only by the affirmative vote of the holders of at least two-thirds of the voting power of all the shares of capital stock then entitled to vote, voting as a single class. The Certificate of Incorporation also provides that the Bylaws may be adopted, amended, altered, changed or repealed by the affirmative vote of the majority of the members of the Board of Directors. Any action taken by the stockholders with respect to adopting, amending, altering, changing or repealing any Bylaw may be taken only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the shares of capital stock then entitled to vote generally in the election of directors, voting as a single class.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, could adversely affect the market price of the Common Stock and could impair the ability of the Company to raise equity capital in the future.

  Based on the 29,593,943 shares outstanding as of May 18, 1998, upon completion of the offering, the Company will have outstanding 29,980,005 shares of Common Stock. Assuming no exercise of the Underwriters' over-allotment option, 14,394,155 of these shares are freely tradable in the public market without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by "affiliates" of the Company, as that term is defined under the Securities Act and the regulations promulgated thereunder (an "Affiliate"). The remaining 15,585,850 shares of Common Stock (the "Restricted Shares") held by existing stockholders were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144.

  Of the Restricted Shares, (i) 14,437,586 shares are eligible for sale (11,636,574 of which will be subject to 90-day lock-up agreements between certain stockholders and the Representatives of the Underwriters), (ii) 375,141 shares will be eligible for sale beginning June 30, 1998 (185,666 of which will be subject to a 90-day lock-up agreement between the holder thereof and the Representatives of the Underwriters), (iii) 137,500 shares will be eligible for sale beginning August 22, 1998 and (iv) 51,013 shares and 108,625 shares will be eligible for sale beginning January 10, 1999 and April 11, 1999, respectively.

  The holders of 12,435,725 Restricted Shares have agreed with the Representatives that, until 90 days from the effective date of the Registration Statement of which this Prospectus is a part, subject to certain limited exceptions, they will not, directly or indirectly, sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancAmerica Robertson Stephens, one of the managing underwriters. BancAmerica Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lockup-agreements.

  In general, under Rule 144 as currently in effect, any holder of Restricted Shares, including an Affiliate of the Company, as to which at least one year has elapsed since the later of the date of the acquisition of such Restricted Shares from the Company or an Affiliate, would be entitled within any three-month period to sell a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 299,800 shares immediately following the Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Affiliates of the Company must comply with the restrictions and requirements of Rule 144 (except for the one-year holding period requirement) in order to sell shares of Common Stock which are not "restricted securities" (such as shares acquired by Affiliates in this offering).

  Further, under Rule 144(k) a person who holds restricted shares as to which at least two years have elapsed since the later of their acquisition from the Company or an Affiliate, and who is not deemed to have been an Affiliate of the Company at any time during the three months preceding a sale, is entitled to sell such shares under Rule 144 without regard to volume limitations, manner of sale provisions, notice requirements or availability of current public information concerning the Company.

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

  All holders of Restricted Shares have been granted certain rights to have their shares of Common Stock registered for sale under the Securities Act. See "Certain Relationships and Transactions."

  On January 22, 1998, the Company filed a registration statement on Form S-8 under the Securities Act in order to register all 6,875,000 shares of Common Stock reserved for issuance under the Company's Option Plan. In addition, on April 2, 1998, the Company filed a registration statement on Form S-8 under the Securities Act in order to register 1,500,000 shares of Common Stock for issuance under the Company's Purchase Plan.

  Sales of substantial amounts of Common Stock or the availability of such shares for sale could adversely affect prevailing market prices of the Common Stock.

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens, Donaldson, Lufkin & Jenrette Securities Corporation, Smith Barney Inc. and EVEREN Securities, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        NUMBER
     UNDERWRITER                                                       OF SHARES
     -----------                                                       ---------
     BancAmerica Robertson Stephens................................... 2,457,095
     Donaldson, Lufkin & Jenrette Securities Corporation.............. 1,638,064
     Smith Barney Inc................................................. 1,092,042
     EVEREN Securities, Inc...........................................   273,011
                                                                       ---------
         Total........................................................ 5,460,212
                                                                       =========

  The Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $0.69 per share, of which $0.10 per share may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Selling Stockholders as set forth on the cover page of this Prospectus.

  Certain of the Selling Stockholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase an aggregate of up to an additional 819,031 shares of Common Stock at the same price per share as the Selling Stockholders receive for the 5,460,212 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 5,460,212 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 5,460,212 shares are being sold. The Selling Stockholders subject to such over-allotment option will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act and liability arising from breaches of representations and warranties contained in the Underwriting Agreement or the inaccuracy of certain information set forth herein that was provided by the Underwriters.

  Pursuant to the terms of lock-up agreements, assuming no exercise of the Underwriters' over-allotment option, the holders of 12,456,325 shares of Common Stock (including the Selling Stockholders and after giving effect to the sale of shares by such holders in this offering), have agreed, for a period of up to 90 days from the effective date of the Registration Statement of which this Prospectus is a part, that, subject to certain exceptions, they will not contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancAmerica Robertson Stephens. However, BancAmerica Robertson Stephens may, in its sole discretion, and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements.

  In addition, the Company has agreed that, until 90 days from the date of this Prospectus, the Company will not, without the prior written consent of BancAmerica Robertson Stephens, subject to certain exceptions, sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options or the Company's grant of options and issuance of stock under the existing employee stock option or stock purchase plans. See "Shares Eligible for Future Sale."

  The Representatives have advised the Selling Stockholders that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected, where permitted, on the NYSE or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Arnold & Porter, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr LLP, Washington, D.C.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 have been included in this Prospectus and elsewhere in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon receipt of the fees prescribed by the rules and regulations of the Commission. Such material also may be accessed electronically through of the Commission's Web site on the Internet at "http://www.sec.gov". The Company's Common Stock is listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered pursuant to this Prospectus. This Prospectus does not contain all of the information, exhibits and undertakings contained in the Registration Statement, to which reference is hereby made. For further information concerning the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report............................................. F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997............. F-3
Consolidated Statements of Operations for each of the years in the two-
 year period ended December 31, 1996 and the three-month and nine-month periods ended March 31, 1997 and December 31, 1997, respectively........ F-5
Consolidated Statements of Stockholders' Equity for each of the years in the two-year period ended December 31, 1996 and the three-month and nine-month periods ended March 31, 1997 and December 31, 1997, respectively............................................................ F-6
Consolidated Statements of Cash Flows for each of the years in the two-
 year period ended December 31, 1996 and the three-month and nine-month periods ended March 31, 1997 and December 31, 1997, respectively........ F-7
Notes to Consolidated Financial Statements............................... F-8
Unaudited Condensed Consolidated Balance Sheet as of March 31, 1998...... F-23
Unaudited Condensed Consolidated Statements of Operations for the three-
 month periods ended March 31, 1997 and 1998............................. F-24
Unaudited Condensed Consolidated Statements of Cash Flows for the three-
 month periods ended March 31, 1997 and 1998............................. F-25
Notes to Unaudited Condensed Consolidated Financial Statements........... F-26

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Software AG Systems, Inc.:

  We have audited the accompanying consolidated balance sheets of Software AG Systems, Inc. and subsidiaries (Successor) as of December 31, 1997, and of Software AG Systems, Inc. and subsidiaries (a wholly owned subsidiary of Software AG, a German software company) (Predecessor) as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the periods from April 1, 1997 to December 31, 1997 (Successor periods), and from January 1, 1997 to March 31, 1997 and for each of the years in the two-year period ended December 31, 1996 (Predecessor periods). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the financial position of Software AG Systems, Inc. and subsidiaries as of December 31, 1997 and the results of their operations and their cash flows for the Successor period, in conformity with generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the financial position of Software AG Systems, Inc. and subsidiaries (a wholly owned subsidiary of Software AG, a German software company) as of December 31, 1996, and the results of their operations and their cash flows for the Predecessor periods, in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the consolidated financial statements, effective April 1, 1997, Software AG Systems, Inc. consummated a Recapitalization under which a majority of the Company's common stock changed control. The change in control of the Company's common stock was accounted for as a purchase business combination. As a result of the Recapitalization, the consolidated financial information for the periods after the Recapitalization is presented on a different cost basis than that for the periods before the Recapitalization and, therefore, is not comparable.

                                                          KPMG Peat Marwick LLP

Washington, D.C.
February 6, 1998

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                          PREDECESSOR SUCCESSOR
                                                          ----------- ---------
                                                           DEC. 31,   DEC. 31,
                                                             1996       1997
                                                          ----------- ---------
                                                             (IN THOUSANDS)
Assets
Current:
  Cash and cash equivalents.............................   $ 25,773   $ 50,429
  Accounts receivable:
    Invoiced and currently due..........................     35,369     40,212
    Advanced billings on maintenance....................     14,593     10,287
    Unbilled services...................................      6,029     10,384
    Installment.........................................     15,300     24,434
    Other...............................................      1,059      2,858
    Less: allowance for doubtful accounts...............     (4,980)    (9,301)
                                                           --------   --------
      Total accounts receivable.........................     67,370     78,874
  Notes receivable, SAG.................................     30,000        --
  Current portion of deferred income taxes..............      3,412      6,217
  Prepaid expenses......................................      3,298      1,371
  Other current assets..................................      2,686      2,663
                                                           --------   --------
      Total current assets..............................    132,539    139,554
Cooperation agreement, net of accumulated amortization..        --      21,737
Installment accounts receivable, net of current
 portion................................................     10,955      8,932
Property, equipment and leasehold improvements, net of
 accumulated depreciation and amortization..............      8,923     10,077
Goodwill, net of accumulated amortization...............        589     11,286
Deferred income taxes...................................      1,469      2,848
Other assets............................................      3,613      1,692
                                                           --------   --------
      Total assets......................................   $158,088   $196,126
                                                           ========   ========


          See accompanying notes to consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                                                          PREDECESSOR SUCCESSOR
                                                          ----------- ---------
                                                           DEC. 31,   DEC. 31,
                                                             1996       1997
                                                          ----------- ---------
                                                             (IN THOUSANDS)
Liabilities and Stockholders' Equity
Current:
  Accounts payable.......................................  $  6,773   $  8,545
  Accrued payroll and employee benefits..................    10,792     10,170
  Payable to SAG.........................................    33,317     10,050
  Income taxes payable...................................     3,106      1,752
  Other current liabilities..............................     5,265      4,274
  Current portion of deferred revenues, net of deferred
   royalties of $7,923,000 in 1996 and $11,245,000 in
   1997..................................................    42,865     42,711
                                                           --------   --------
      Total current liabilities..........................   102,118     77,502
Deferred revenues, net of deferred royalties of
 $7,415,000 in 1996 and $8,880,000 in 1997...............    23,472     28,806
Deferred gain............................................     2,690        --
                                                           --------   --------
      Total liabilities..................................   128,280    106,308

Commitments and contingencies
Stockholders' equity:
  Common stock ($0.01 par value; 55,000,000 shares
   authorized, 27,500,000 shares issued and outstanding
   in 1996; and 75,000,000 shares authorized, 32,677,500
   shares issued in 1997)................................       275        327
  Additional paid-in capital.............................    11,877     84,185
  Retained earnings......................................    17,656      5,338
  Treasury stock, at cost-no shares in 1996 and 3,162,500
   shares in 1997........................................       --         (32)
                                                           --------   --------
    Total stockholders' equity...........................    29,808     89,818
                                                           --------   --------
      Total liabilities and stockholders' equity.........  $158,088   $196,126
                                                           ========   ========


          See accompanying notes to consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                      PREDECESSOR                    SUCCESSOR
                          ---------------------------------------- -------------
                             YEAR         YEAR       THREE MONTHS   NINE MONTHS
                            ENDED        ENDED          ENDED          ENDED
                           DEC. 31,     DEC. 31,       MAR. 31,      DEC. 31,
                             1995         1996           1997          1997
                          ------------ ------------ -------------- -------------
                           (IN THOUSANDS, EXCEPT PER SHARE DOLLAR AMOUNTS)
Revenues:
  Software license
   fees.................  $     52,061 $     52,163   $     7,341   $     56,796
  Maintenance fees......        65,307       69,702        17,352         55,337
  Professional services
   fees.................        35,194       34,975         9,948         34,450
                          ------------ ------------   -----------   ------------
    Total revenues......       152,562      156,840        34,641        146,583
                          ------------ ------------   -----------   ------------
Cost of revenues:
  Software license......        15,244       14,120         2,098         17,811
  Maintenance...........        23,488       25,885         6,205         22,559
  Professional
   services.............        32,591       32,966         9,211         28,356
                          ------------ ------------   -----------   ------------
    Total cost of
     revenues...........        71,323       72,971        17,514         68,726
                          ------------ ------------   -----------   ------------
Gross profit............        81,239       83,869        17,127         77,857
                          ------------ ------------   -----------   ------------
Operating expenses:
  Software product
   development..........           900        1,372           --           1,093
  Sales and marketing...        52,512       48,677         7,317         31,003
  Administrative and
   general..............        24,639       28,539         8,500         27,258
  Write-off of acquired
   in-process research
   and development
   costs................           --           --            --           6,051
                          ------------ ------------   -----------   ------------
    Total operating
     expenses...........        78,051       78,588        15,817         65,405
                          ------------ ------------   -----------   ------------
Income from operations..         3,188        5,281         1,310         12,452
Other income and ex-
 pense, net.............         2,449        5,230           978          1,017
                          ------------ ------------   -----------   ------------
Income before income
 taxes..................         5,637       10,511         2,288         13,469
Income tax provision....         2,311        4,302           915          8,131
                          ------------ ------------   -----------   ------------
Net income..............  $      3,326 $      6,209   $     1,373   $      5,338
                          ============ ============   ===========   ============
Dividends...............  $      1,700 $      9,000   $        --   $         --
                          ============ ============   ===========   ============
Net income per common
 share..................  $       0.12 $       0.23   $      0.06   $       0.21
                          ============ ============   ===========   ============
Net income per common
 share-assuming
 dilution...............  $       0.11 $       0.21   $      0.05   $       0.20
                          ============ ============   ===========   ============
Shares used in computing
 net income per common
 share:
  Net income per common
   share................        27,500       27,500        24,338         25,119
  Net income per common
   share-assuming
   dilution.............        29,056       29,056        25,894         26,685

          See accompanying notes to consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                          COMMON STOCK
                         $0.01 PAR VALUE  ADDITIONAL                        TOTAL
                         ----------------  PAID-IN-  RETAINED  TREASURY STOCKHOLDERS'
                         SHARES   AMOUNT   CAPITAL   EARNINGS   STOCK      EQUITY
                         -------- ------- ---------- --------  -------- -------------
                                               (IN THOUSANDS)
Predecessor:
  Balances at December
   31, 1994.............   27,500  $  275  $11,877   $18,821     $--       $30,973
  Net income............      --      --       --      3,326      --         3,326
  Cash dividends ($0.06
   per share)...........      --      --       --     (1,700)     --        (1,700)
                         --------  ------  -------   -------     ----      -------
  Balances at December
   31, 1995.............   27,500     275   11,877    20,447      --        32,599
  Net income............      --      --       --      6,209      --         6,209
  Cash dividends ($0.33
   per share)...........      --      --       --     (9,000)     --        (9,000)
                         --------  ------  -------   -------     ----      -------
  Balances at December
   31, 1996.............   27,500     275   11,877    17,656      --        29,808
  Net income............      --      --       --      1,373      --         1,373
                         --------  ------  -------   -------     ----      -------
  Balances at March 31,
   1997.................   27,500  $  275  $11,877   $19,029     $--       $31,181
                         ========  ======  =======   =======     ====      =======
-------------------------------------------------------------------------------------
Successor:
  Initial
   capitalization.......   27,500  $  275  $37,108   $   --      $(32)     $37,351
  Compensation expense
   on options granted...      --      --       323       --       --           323
  Net proceeds from
   initial public
   offering.............    5,178      52   46,754       --       --        46,806
  Net income............      --      --       --      5,338      --         5,338
                         --------  ------  -------   -------     ----      -------
  Balances at December
   31, 1997.............   32,678  $  327  $84,185   $ 5,338     $(32)     $89,818
                         ========  ======  =======   =======     ====      =======


          See accompanying notes to consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     PREDECESSOR                  SUCCESSOR
                                                                      ----------------------------------------- -------------
                                                                          YEAR          YEAR      THREE MONTHS   NINE MONTHS
                                                                          ENDED         ENDED         ENDED         ENDED
                                                                      DEC. 31, 1995 DEC. 31, 1996 MAR. 31, 1997 DEC. 31, 1997
                                                                      ------------- ------------- ------------- -------------
                                                                                          (IN THOUSANDS)
Cash flows from operating activities:
 Net income..........................................................   $  3,326      $  6,209       $ 1,373      $  5,338
 Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation and amortization.......................................      3,921         3,660           941         6,205
 Loss (gain) on sales of property and equipment......................         67           156           --             (5)
 Deferred income taxes...............................................       (408)       (1,242)          --         (4,184)
 Deferred gain.......................................................        --           (140)          (36)          --
 Net proceeds from sales of accounts receivable......................     28,852        28,448           --         24,314
 Write-off of acquired in-process research and development costs.....        --            --            --          6,051
 Write-off of short-term investment..................................        --            --            --          1,529
 Compensation expense on options granted.............................        --            --            --            323
 Change in:
 Accounts receivable, excluding net proceeds from sales..............    (47,331)      (28,674)       10,996       (43,074)
 Prepaid expenses....................................................        348        (1,698)       (3,894)        4,313
 Other current assets................................................        225        (1,870)        3,083        (2,988)
 Accounts payable....................................................       (817)        3,472           673           779
 Accrued payroll and employee benefits...............................      3,181        (2,194)       (3,632)        2,059
 Payable to SAG......................................................      8,495        16,185         6,265        (1,336)
 Other current liabilities...........................................        646         1,571          (927)         (558)
 Income taxes payable................................................      1,678         1,285        (1,711)         (399)
 Deferred revenues, net..............................................     27,435        12,285        (2,705)        4,476
                                                                        --------      --------       -------      --------
   Net cash provided by operating activities.........................     29,618        37,453        10,426         2,843
                                                                        --------      --------       -------      --------
Cash flows from investing activities:
 Additions to property, equipment and leasehold improvements.........     (1,839)       (3,740)         (208)       (4,084)
 Proceeds from sales of property and equipment.......................        200         9,044           --              2
 Notes receivable, SAG...............................................    (20,000)      (10,000)          --            --
 Purchase of Cooperation Agreement...................................        --            --            --        (22,612)
 Change in other assets, net.........................................     (2,137)          443           --            --
 Acquisition, net of cash received...................................        --            --            --         (6,325)
                                                                        --------      --------       -------      --------
   Net cash used in investing activities.............................    (23,776)       (4,253)         (208)      (33,019)
                                                                        --------      --------       -------      --------
Cash flows from financing activities:
 Payment of long-term obligations....................................     (3,124)          --            --            --
 Dividends paid......................................................     (1,700)       (9,000)          --            --
 Net proceeds from issuance of common stock..........................        --            --            --         46,806
 Repurchase of common stock..........................................        --            --            --        (33,919)
 Issuance of common stock............................................        --            --            --         31,727
                                                                        --------      --------       -------      --------
   Net cash provided by (used in) financing activities...............     (4,824)       (9,000)          --         44,614
                                                                        --------      --------       -------      --------
Net increase in cash and cash equivalents............................      1,018        24,200        10,218        14,438
Cash and cash equivalents, beginning.................................        555         1,573        25,773        35,991
                                                                        --------      --------       -------      --------
Cash and cash equivalents, ending....................................   $  1,573      $ 25,773       $35,991      $ 50,429
                                                                        ========      ========       =======      ========
Non-cash investing and financing activity:
 Deferred gain on sale leaseback of customer support facility........   $    --       $  2,830       $   --       $    --
                                                                        ========      ========       =======      ========
Supplemental disclosures:
 Interest paid.......................................................   $    350      $    103       $   --       $     14
                                                                        ========      ========       =======      ========
 Income taxes paid, net of refunds...................................   $    387      $  3,481       $ 3,026      $  7,661
--------------------------------------------------
                                                                        ========      ========       =======      ========

          See accompanying notes to consolidated financial statements.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Reporting Entity and Principles of Consolidation

  Prior to March 31, 1997, Software AG Systems, Inc. and subsidiaries (the "Company") was a wholly owned subsidiary of Software AG, a German software company ("SAG"). As is more fully described in Note 2, on March 31, 1997, the Company consummated a recapitalization agreement under which the Company repurchased from SAG 24,750,000 shares of common stock, and certain senior management of the Company and Thayer Equity Investors III, L.P. ("Thayer") acquired approximately 89% of the then outstanding common stock of the Company (the "Recapitalization").

  The consolidated financial statements include the accounts of Software AG Systems, Inc. and its wholly owned subsidiaries. All inter-company balances and transactions between the Company and its wholly owned subsidiaries have been eliminated.

 Description of Operations

  The Company provides software products and professional services utilized by organizations to build and enhance enterprise-level applications. The Company's products are used for mission-critical applications that require reliability, scalability and security, such as customer billing systems, financial accounting systems and inventory management. The Company's business is focused on database management and applications development products. The Company markets and sells its software products and services, as well as third-party products, through direct and indirect channels in North America, South America, Japan and Israel.

 Revenue Recognition

  The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position No. 91-1, Software Revenue Recognition.

  Product license revenues are recognized when there is an executed license agreement, the software and authorization code have been delivered, collectibility from the customer is probable and there are no significant remaining obligations to the customer.

  Maintenance revenues, which include unspecified when-and-if deliverable software upgrades, user documentation and technical support for software products, are deferred and recognized on a straight-line basis over the term of the maintenance agreement, generally one year.

  Customer training revenues and revenues from time and material type professional consulting and custom application contracts are recognized as the services are provided and the work is performed. Revenues from long-term fixed price professional consulting and custom application contracts are accounted for under the percentage of completion method. When estimates of costs, on long-term fixed price contracts, indicate a loss, such a loss is provided for currently.

  Sales of enterprise license agreements, which generally bundle a combination of products, technical services and professional consulting services, are accounted for according to their component parts using the criteria described above.

 Cash Equivalents

  The Company considers all highly liquid instruments with a maturity of three months or less at time of purchase to be cash equivalents. Cash equivalents consist of commercial paper and overnight repurchase agreements.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

 Property, Equipment and Leasehold Improvements

  Property, equipment and leasehold improvements are recorded at cost. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful asset lives, generally 31.5 years for property and three to five years for equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the respective lease term or estimated useful asset lives.

 Intangible Assets

  Goodwill, which represents the excess of purchase price over fair market value of net assets acquired, and other intangible assets are amortized on a straight-line basis over the expected periods to be benefited, generally 10 years. The Company assesses the recoverability of intangible assets by determining whether the amortization of the assets over the remaining lives can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

 Income Taxes

  The Company uses the asset and liability method to account for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to future years for differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

 Foreign Currency Translation

  The local currencies of the Company's foreign subsidiaries are the functional currencies. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at current exchange rates, and the resulting translation gains and losses are included as an adjustment to stockholders' equity. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the year. Transaction gains and losses relate to foreign currency denominated receivables recorded in the financial statements of the Company's U.S. operations, and are reflected in income. There were no material foreign currency adjustments.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

 Net Income per Common Share

  The Company reports earnings per share under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). In accordance with SFAS No. 128 requirements, the Company presents basic and diluted earnings per share and has amended all previous earnings per share calculations. Basic earnings per share is based on income available to common stockholders divided by the weighted average number of common shares outstanding. Diluted earnings per share is based on income available to common stockholders divided by the sum of the weighted average number of common shares outstanding and all potential common shares which are dilutive. The following information is a reconciliation of the amounts used in these calculations:

                                           PREDECESSOR                  SUCCESSOR
                            ----------------------------------------- -------------
                                YEAR          YEAR      THREE MONTHS   NINE MONTHS
                                ENDED         ENDED         ENDED         ENDED
                            DEC. 31, 1995 DEC. 31, 1996 MAR. 31, 1997 DEC. 31, 1997
                            ------------- ------------- ------------- -------------
                              (IN THOUSANDS, EXCEPT FOR PER SHARE DOLLAR AMOUNTS)
   Numerator:
    Net income.............    $3,326        $6,209        $1,373        $5,338
                               ======        ======        ======        ======
   Denominator:
    Basic:
     Weighted average
      shares outstanding...    27,500        27,500        24,338        25,119
    Effect of dilutive
     securities:
     Stock options.........     1,556         1,556         1,556         1,566
                               ------        ------        ------        ------
    Diluted:
     Weighted average
      shares outstanding--
      assuming dilution....    29,056        29,056        25,894        26,685
                               ======        ======        ======        ======
   EPS:
    Net income per common
     share.................    $ 0.12        $ 0.23        $ 0.06        $ 0.21
    Net income per common
     share--assuming
     dilution..............      0.11          0.21          0.05          0.20

 Stock Option Plan

  The Company accounts for issuance of stock options in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25") and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1997 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. Under APB No. 25, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to continue to apply the provisions of APB No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

 Financial Statement Presentation

  The historical financial information set forth in these consolidated financial statements for the periods ended, or as of the dates prior to March 31, 1997 reflect the results of operations of the Company prior to the Recapitalization when the Company was a wholly owned subsidiary of SAG and is captioned as "Predecessor". The historical financial information subsequent to March 31, 1997 reflects the consolidated financial position and results of operations subsequent to the Recapitalization and is captioned as "Successor".

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

 Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain amounts in 1996 and 1995 have been reclassified to conform to the fiscal 1997 presentation.

(2) RECAPITALIZATION OF THE COMPANY

  On March 31, 1997, the Company consummated the Recapitalization under which the Company repurchased from its former parent, SAG, 24,750,000 shares of common stock and sold 21,450,000 shares of common stock to Thayer and certain of the Company's senior managers. As a result of this change in control, the acquisition by Thayer and such managers was accounted for as a purchase business combination, and as such the fair value of the Company's assets and liabilities was recorded as of April 1, 1997.

  Prior to the consummation of the Recapitalization, the Company entered into a perpetual (unless otherwise terminated by the written agreement of the parties) cooperation agreement ("Cooperation Agreement") with SAG that terminated and superseded the license agreement dated January 1, 1995. As consideration for the Cooperation Agreement, the Company paid SAG approximately $22,600,000. Under the Cooperation Agreement, each of the Company and SAG are required to pay the other royalties of 24% of net revenues from sales of licenses of, and technical services on, each other's products for the initial 20 years of the perpetual term of the agreement. For calendar years 1997 through 2000, the Company is required to pay SAG minimum annual royalties of $21,000,000, provided that SAG's worldwide product and technical services revenues for each of those years are at least equal to SAG's 1996 worldwide revenues. In the event of a decrease in SAG's worldwide revenues, the minimum annual royalty requirement will be reduced proportionately.

  Pursuant to the Recapitalization, Thayer and certain of the Company's senior managers acquired approximately an 89% interest in the Company for approximately $31,500,000. The determination of fair value allocated to the identifiable assets and liabilities of the Company has been made by management based on the nature of the assets and liabilities acquired, and general economic factors. Based on this allocation, the fair value of the Company's Cooperation Agreement has been recorded at $23,500,000, based on an independent appraisal. The amortization period for the Cooperation Agreement is ten years. The fair value of the Company's remaining assets and liabilities has been presumed to be equal to the book value as of the date of the acquisition. Based on allocation of the purchase price to the net assets and liabilities, an excess of purchase price over net assets acquired (goodwill) of $6,402,000 was recorded. Such goodwill is being amortized on a straight-line basis over ten years. At December 31, 1997, accumulated amortization on the Cooperation Agreement and the goodwill was $1,763,000 and $480,000, respectively.

(3) INITIAL PUBLIC OFFERING

  In September 1997, the Company's Board of Directors authorized the Company to file a Registration Statement on Form S-1 with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The Company's Board of Directors also approved a 275-for-1 stock split which became effective on November 17, 1997. Common share and per share data in these consolidated financial statements have been retroactively adjusted to reflect such stock split. Additionally, the Company's Certificate of Incorporation was amended and restated to authorize an additional 20,000,000 shares of $0.01 par value common stock and an additional 11,250,000 shares of $0.01 par value preferred stock, for a total of 75,000,000 authorized

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES shares of common stock and 25,000,000 authorized shares of $0.01 par value preferred stock. The Company had previously authorized 13,750,000 shares of $0.01 par value preferred stock on March 14, 1997.

  On November 21, 1997, 7,700,000 shares of the Company's common stock was sold to the public at $10 per share, of which 3,100,000 shares were sold by certain stockholders of the Company, and 4,600,000 shares were sold by the Company ("IPO"). On December 17, 1997, the Company and certain stockholders combined sold 1,155,000 shares of common stock at $10 per share to cover the over-allotment option exercised by the underwriters. The aggregate proceeds, net of underwriting discounts and commissions, to the Company and certain stockholders from these transactions were $48,151,000 and $34,201,000, respectively.

(4) ACQUISITION

  On September 30, 1997, the Company acquired 100% of the issued and outstanding shares of the common stock of R.D. Nickel and Associates, Inc. ("R.D. Nickel"). R.D. Nickel is a software company that has a family of application development products and that has been the exclusive distributor of SAG's products in Canada since 1973. The transaction was accounted for using the purchase method of accounting for a business combination. The aggregate purchase price of Cdn$14,000,000 (US$10,130,000) was funded through a cash payment of Cdn$7,000,000 (US$5,065,000) and a note payable of Cdn$7,000,000 (US$5,065,000). The note payable was paid in November 1997 with the proceeds from the IPO.

  In connection with the transaction, the Company recorded a $6,051,000 non-recurring charge against earnings for in-process research and development costs. The remaining excess purchase price of $4,960,000 represents goodwill. The related amortization period for the goodwill is ten years.

  As of October 1, 1997, the operating results of R.D. Nickel have been consolidated with the Company's operating results.

  The R.D. Nickel acquisition was not determined to be significant to the operations or financial position of the Company; accordingly, the pro forma financial information has not been presented.

(5) CONCENTRATIONS OF CREDIT RISK AND FAIR VALUES OF FINANCIAL INSTRUMENTS

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to credit risk include accounts receivable, cash and cash equivalents. Management believes that credit risk related to the Company's accounts receivable is limited due to a large number of customers in differing industries and geographic areas. The Company does not require collateral for accounts receivable. Historically, the Company has not experienced significant losses on accounts receivable except in isolated situations. The Company maintains depository relationships with several banks. At times, the Company's cash deposits may exceed federally insured limits. Periodically, the Company invests excess cash in low risk, highly liquid repurchase agreements and other instruments through high credit quality financial institutions. The Company has not experienced any losses in its depository accounts or short-term investments and management believes that the Company is not exposed to any significant credit risks.

 Fair Value of Financial Instruments

  The carrying amounts of cash, accounts receivable, accounts payable, payable to SAG, and amounts included in other current assets and current liabilities that meet the definition of a financial instrument, approximate fair value because of the short-term nature of these amounts.

  The carrying amount of installment accounts receivable, net of related deferred revenues approximates the fair value.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

(6) ACCOUNTS RECEIVABLE

  Total current and non-current accounts receivable (including installment) consist of the following:

                                                           PREDECESSOR SUCCESSOR
                                                           ----------- ---------
                                                            DEC. 31,   DEC. 31,
                                                              1996       1997
                                                           ----------- ---------
                                                              (IN THOUSANDS)
   Domestic...............................................   $73,924    $83,659
   International..........................................     9,381     13,448
   Less: allowance for doubtful accounts..................    (4,980)    (9,301)
                                                             -------    -------
                                                             $78,325    $87,806
                                                             =======    =======

 Installment Accounts Receivable

  Installment accounts receivable represent unbilled receivables from enterprise license agreements and other long-term and short-term contracts with deferred invoicing terms.

  Installment accounts receivable include:

                                                           PREDECESSOR SUCCESSOR
                                                           ----------- ---------
                                                            DEC. 31,   DEC. 31,
                                                              1996       1997
                                                           ----------- ---------
                                                              (IN THOUSANDS)
   Gross installment accounts receivable..................   $27,258    $35,172
   Less: unearned interest................................     1,003      1,806
                                                             -------    -------
                                                              26,255     33,366
   Less: current portion..................................    15,300     24,434
                                                             -------    -------
                                                             $10,955    $ 8,932
                                                             =======    =======

  The effective interest rate on the installment accounts receivable, net of related deferred revenues, at December 31, 1996 and 1997 was approximately 9%.

  At December 31, 1997, installment accounts receivable are scheduled to be invoiced as follows:

   YEARS ENDING DECEMBER 31,                                          AMOUNT
   -------------------------                                      --------------
                                                                  (IN THOUSANDS)
   1998..........................................................    $25,894
   1999..........................................................      6,535
   2000..........................................................      1,558
   2001..........................................................      1,185
                                                                     -------
                                                                     $35,172
                                                                     =======

  In 1996 and 1997, the Company sold installment accounts receivable relating to certain enterprise license agreements and other long-term contracts to unrelated financing companies, receiving net proceeds of $28,448,000 and $24,314,000, respectively. The installment accounts receivable sold include those relating to product and license fees, technical services, and professional consulting services. Under the terms of the agreements with the financing companies, the Company continues to service the receivables sold, including invoicing and collection, and makes payments to the financing companies under pre-determined amortization schedules based on the scheduled invoicing dates of the receivables sold. The amortization schedules provide rates of return to the financing companies ranging from 8.5% to 8.9%.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

  The agreements allow for substitution of contracts for early terminations and require the Company to repurchase contracts that cease to meet eligibility requirements, such as those contracts that become 90 days past due. At December 31, 1996 and 1997, the Company remained contingently liable under the recourse provisions for $44,801,000 and $47,927,000, respectively. The Company's allowance for doubtful accounts is maintained at a level that management believes is sufficient to cover potential losses under the recourse provisions on receivables sold.

  Under the terms of the agreements, the Company is required to maintain specified amounts of net worth and cash availability, and a debt to equity ratio that does not exceed a specified amount. If the Company fails to maintain these specified amounts, the financing companies may assume the servicing rights on receivables sold.

 Unbilled Services

  Unbilled services relate primarily to long-term professional consulting services and custom application contracts accounted for using the percentage of completion method. Billings on these contracts generally are tied to achieving specific milestones.

  Unbilled services include:

                                                           PREDECESSOR SUCCESSOR
                                                           ----------- ---------
                                                            DEC. 31,   DEC. 31,
                                                              1996       1997
                                                           ----------- ---------
                                                              (IN THOUSANDS)
   Unbilled work in process...............................   $6,775     $ 9,524
   Retainage..............................................    1,474       1,761
                                                             ------     -------
                                                              8,249      11,285
   Less: advance billings and prepayments.................    2,220         901
                                                             ------     -------
                                                             $6,029     $10,384
                                                             ======     =======

(7) PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                                           PREDECESSOR SUCCESSOR
                                                           ----------- ---------
                                                            DEC. 31,   DEC. 31,
                                                              1996       1997
                                                           ----------- ---------
                                                              (IN THOUSANDS)
   Computer equipment.....................................   $18,138    $22,524
   Leasehold improvements.................................     9,021      9,188
   Furniture and other equipment..........................     7,713      8,162
                                                             -------    -------
                                                              34,872     39,874
   Less: accumulated depreciation and amortization........    25,949     29,797
                                                             -------    -------
                                                             $ 8,923    $10,077
                                                             =======    =======

  Depreciation and amortization for 1995, 1996, three months ended March 31, 1997 and nine months ended December 31, 1997, was $3,733,000, $3,473,000,
$896,000 and $2,952,000, respectively.

(8) SALE OF CUSTOMER SUPPORT FACILITY

  In 1996, the Company recorded a sale-leaseback transaction for its customer support facility. In connection with the sale, the Company realized a gain of $2,830,000, which was being recognized on a straight-line basis over the term of the related operating lease. In connection with the Recapitalization of the Company (Note 2) in March 1997, no value was recorded in the financial statements for this deferred gain.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

(9) TRANSACTIONS WITH RELATED PARTY

 Royalties

  In 1994, the Company licensed and serviced SAG products under a pre-existing license agreement pursuant to which the Company was required to make payments to SAG based on a specified percentage of the net sales amount for licenses of, and technical services on, SAG's products. Effective January 1, 1995, the Company and SAG entered into a new license agreement whereby the Company was required to pay royalties of 24% of such net sales amounts. For 1995, 1996 and for the three months ended March 31, 1997, royalty expense related to SAG's products was $23,887,000, $26,058,000 and $5,683,000, respectively.

  Under the license agreement, SAG pays royalties to the Company on sales of the Company's products under the same terms. For 1995, 1996 and for the three months ended March 31, 1997, royalty revenues related to the Company's products were $295,000, $294,000 and $339,000, respectively.

  In connection with the Recapitalization (Note 2), the Company entered into the Cooperation Agreement under which the Company paid $23,595,000 of royalties to SAG and SAG paid royalties of $300,000 to the Company for the nine months ended December 31, 1997.

 Cost Reimbursements

  As an accommodation to SAG, the Company houses certain of SAG's product development and quality assurance personnel. SAG reimburses the Company for the costs incurred related to such product development and quality assurance activities. All intellectual property resulting from this work is the sole property of SAG. The reimbursements from SAG are netted against costs incurred and included in software product development costs in the statement of operations. Reimbursements for 1995, 1996, for the three months ended March 31, 1997 and for the nine months ended December 31, 1997 were $8,767,000, $15,931,000, $3,416,000 and $7,406,000, respectively.

 Notes Receivable/Payable

  In 1995, the Company loaned $20,000,000 to SAG, which originally was scheduled to be repaid in 2000. In 1996, the Company loaned an additional $10,000,000 to SAG, which originally was scheduled to be repaid in 2001. Interest at 6.5% and 7%, respectively, was payable quarterly on the 1995 and 1996 loans. In March 1997, the Company and SAG agreed to offset the entire balance of the notes receivable from SAG as of December 31, 1996 against the payable to SAG. Interest earned for 1995, 1996 and for the three months ended March 31, 1997 was $280,000, $1,590,000 and $333,000, respectively.

  The payable to SAG of $33,317,000 and $10,050,000 at December 31, 1996 and 1997, respectively, includes royalties due under the previous license agreement and under the Cooperation Agreement on sales of both product licenses and technical services, as well as net amounts due on other transactions between the Company and SAG. These amounts are non-interest bearing.

  In 1995, SAG loaned $2,500,000 to the Company, which was repaid during the year. Interest expense on this note was $119,000, computed at 8%.

 Dividends

  In 1995 and 1996, the Company paid dividends of $1,700,000 and $9,000,000, respectively, to SAG, which at the time owned 100% of the outstanding common stock of the Company. No dividends were paid during 1997 to SAG, and there are no plans for future dividend payments.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

(10) INCOME TAXES

  Income tax expense consisted of:

                                                                                                PREDECESSOR           SUCCESSOR
                                                                                         ---------------------------  ---------
                                                                                                             THREE      NINE
                                                                                           YEAR     YEAR     MONTHS    MONTHS
                                                                                          ENDED    ENDED     ENDED      ENDED
                                                                                         DEC. 31, DEC. 31,  MAR. 31,  DEC. 31,
                                                                                           1995     1996      1997      1997
                                                                                         -------- --------  --------  ---------
                                                                                                    (IN THOUSANDS)
   Current expense:
     Federal............................................................................  $1,744  $ 4,167   $ 1,196    $ 6,226
     State..............................................................................     274      586       258      1,551
     Foreign............................................................................     701      791       604      3,395
                                                                                          ------  -------   -------    -------
                                                                                           2,719    5,544     2,058     11,172
                                                                                          ------  -------   -------    -------
   Deferred benefit:
     Federal............................................................................    (265)  (1,136)     (959)    (2,560)
     State..............................................................................    (143)    (106)     (184)      (481)
                                                                                          ------  -------   -------    -------
                                                                                            (408)  (1,242)   (1,143)    (3,041)
                                                                                          ------  -------   -------    -------
                                                                                          $2,311  $ 4,302   $   915    $ 8,131
                                                                                          ======  =======   =======    =======

  Income tax expense for 1995, 1996, three months ended March 31, 1997 and nine months ended December 31, 1997, differed from the amounts computed by applying the U.S. federal income tax rate of 34%, 34%, 35% and 35%, respectively, to pretax income as a result of the following:

                                                                                                PREDECESSOR         SUCCESSOR
                                                                                         -------------------------- ---------
                                                                                                            THREE     NINE
                                                                                           YEAR     YEAR    MONTHS   MONTHS
                                                                                          ENDED    ENDED    ENDED     ENDED
                                                                                         DEC. 31, DEC. 31, MAR. 31, DEC. 31,
                                                                                           1995     1996     1997     1997
                                                                                         -------- -------- -------- ---------
                                                                                                    (IN THOUSANDS)
   Computed "expected" tax expense......................................................  $1,917   $3,573    $801    $4,714
   Increase (reduction) in income taxes resulting from:
     State income taxes, net of federal benefit.........................................      86      314      48       696
     Expenses, principally meals and entertainment, not deductible......................     277      224       6       209
     Amortization and write-off of intangibles..........................................     --       --       49     2,439
     Other, net.........................................................................      31      191      11        73
                                                                                          ------   ------    ----    ------
                                                                                          $2,311   $4,302    $915    $8,131
                                                                                          ======   ======    ====    ======

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

  The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities consist of:

                                                          PREDECESSOR SUCCESSOR
                                                          ----------- ---------
                                                           DEC. 31,   DEC. 31,
                                                             1996       1997
                                                          ----------- ---------
                                                             (IN THOUSANDS)
   Deferred tax assets arising from deductible temporary
    differences:
     Accrued compensation costs and other expenses......    $1,533     $2,679
     Allowance for doubtful accounts....................     1,879      3,617
     Depreciation and amortization......................       917      1,473
     Deferred gain--installment method..................     1,022      1,000
     Investments........................................       --         642
                                                            ------     ------
                                                             5,351      9,411
   Deferred tax liabilities arising from taxable
    temporary differences:
     Leases of product licenses.........................       470        346
                                                            ------     ------
   Net deferred income taxes............................     4,881      9,065
   Less: current portion, deferred tax assets...........     3,412      6,217
                                                            ------     ------
   Non-current portion, deferred tax assets.............    $1,469     $2,848
                                                            ======     ======

  In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(11) RETIREMENT PLANS

  The Company has a retirement plan covering substantially all of its employees. This plan meets the requirements of Section 401(k) of the Internal Revenue Code. The Company matches employee contributions and may make additional contributions based on the Company's profitability. For 1995, 1996, three months ended March 31, 1997 and nine months ended December 31, 1997, the Company's matching (and total) contributions were $1,789,000, $1,854,000, $696,000 and $1,190,000, respectively.

  The Company also has entered into deferred compensation agreements with certain key executives. Under these agreements, the executives are credited with annual pre-determined amounts and amounts based on bonuses received, and earn interest on the deferred amounts. Total deferrals, which are included in accrued payroll and employee benefits, were $1,504,000 and $1,068,000 at December 31, 1996 and 1997, respectively, net of loans of $558,000 and $1,164,000, respectively. The expense for these agreements was $653,000, $1,218,000, $150,000 and $160,000 for 1995, 1996, three months ended March 31,
1997 and nine months ended December 31, 1997, respectively. To assist in the funding of these agreements the Company has purchased corporate-owned life insurance on certain of these executives. The cash surrender value of these policies, which is included in other assets, was $668,000 and $764,000 at December 31, 1996 and 1997, respectively.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

(12) STOCK OPTION PLAN

  The Company adopted the Software AG Systems, Inc. 1997 Stock Option Plan (the "Option Plan") on April 29, 1997. The Option Plan permits a maximum of 6,875,000 shares of common stock to be issued pursuant to grants of stock options. Unless sooner terminated by the Company's Board of Directors, the Option Plan will terminate on April 11, 2007. Pursuant to the Option Plan, the exercise price per share shall not be less than the fair market value of each share at the date of grant. All options issued generally have vesting periods of zero to four years from the grant date and expire after the seventh anniversary from the date of grant. At December 31, 1997, 1,831,775 shares were available for grant under the Option Plan.

  Following is a summary of activity under the Option Plan for the year ended December 31, 1997:

                                                              PRICE PER SHARE
                                                            --------------------
                                                                        WEIGHTED
                                                   SHARES      RANGE    AVERAGE
                                                  --------- ----------- --------
   Granted....................................... 5,069,900 $1.47-12.00  $4.66
   Exercised.....................................       --          --     --
   Terminated/Forfeited..........................    26,675   1.47-9.60   2.90
                                                  --------- -----------  -----
   Balance, December 31, 1997.................... 5,043,225 $1.47-12.00  $5.02
                                                  ========= ===========  =====

  The following table summarizes information about the Option Plan at December 31, 1997:

                  OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
         ------------------------------------------    ---------------------------
                          WEIGHTED-
                           AVERAGE       WEIGHTED-                     WEIGHTED-
                          REMAINING       AVERAGE                       AVERAGE
           NUMBER        CONTRACTUAL     EXERCISE        SHARES        EXERCISE
         OUTSTANDING     LIFE (YRS)        PRICE       EXERCISABLE       PRICE
         -----------     -----------     ---------     -----------     ---------
          3,142,975         6.26          $ 1.47           1,100         $1.47
            744,975         6.61            9.60         592,625          9.60
            152,900         6.85           10.00             --            --
          1,002,375         6.73           12.00             --            --
          ---------         ----          ------         -------         -----
          5,043,225         6.42          $ 5.02         593,725         $9.58
          =========         ====          ======         =======         =====

  In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") was issued. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 encourages companies to adopt the fair value method for compensation expenses recognition related to employee stock options. Existing accounting requirements of Accounting Principles Board Opinion No. 25 ("APB No. 25") use the intrinsic value method in determining compensation expense which represents the excess of the market price of the stock over the exercise price on the measurement date. The Company has elected to remain under APB No. 25 rules for stock options, under which no compensation cost has been recognized, and is required to provide pro forma disclosure of the net income and earnings per share that would have been had the Company adopted the new fair value method for recognition purposes. The following information is presented as if the Company had adopted SFAS No. 123 and restated its results for the nine months ended December 31, 1997 (in thousands, except per share data):

   Net income--as reported.............................................. $5,338
   Net income--pro forma................................................ $4,741
   Earnings per share--as reported...................................... $ 0.21
   Earnings per share (assuming dilution)--as reported.................. $ 0.20
   Earnings per share--pro forma........................................ $ 0.19
   Earnings per share (assuming dilution)--pro forma.................... $ 0.18

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

  For the above information, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1997: dividend yield of zero percent; risk-free interest rate of 6%; expected volatility of 40%; expected lives ranging from two to six years; and a forfeitures rate of 2.9%. The weighted average fair value of options granted during the nine months ended December 31, 1997 was $1.97 per option.

  The full impact of calculating cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting period of four years.

(13) OPERATING LEASE COMMITMENTS

  The Company leases office space and equipment under operating lease agreements that expire at various dates through 2015.

  Future minimum rent payments under operating leases, net of aggregate rents of $5,116,000 expected to be received from subleasing of a portion of the customer support facility and another facility, at December 31, 1997, are:

   YEARS ENDING DECEMBER 31,                     FACILITIES EQUIPMENT  TOTAL
   -------------------------                     ---------- --------- -------
                                                        (IN THOUSANDS)
   1998.........................................  $ 4,901    $2,002   $ 6,903
   1999.........................................    5,596     1,592     7,188
   2000.........................................    5,585       527     6,112
   2001.........................................    5,311        41     5,352
   2002.........................................    4,776        11     4,787
   Thereafter...................................   23,111       --     23,111
                                                  -------    ------   -------
                                                  $49,280    $4,173   $53,453
                                                  =======    ======   =======

  Facility rent expense for 1995, 1996, three months ended March 31, 1997 and nine months ended December 31, 1997, was $6,105,000, $7,002,000 $1,722,000 and
$5,179,000, respectively. Rent expense includes the current year effect of determinable scheduled rent increases and initial rent abatement periods contained in certain of the Company's facility lease agreements.

  Equipment lease expense for 1995, 1996, three months ended March 31, 1997 and nine months ended December 31, 1997, was $l,532,000, $1,678,000 $339,000 and $1,018,000, respectively.

  The Company's operating lease agreement for its customer support facility requires the Company to maintain minimum amounts of net worth and retained earnings. If the minimum amounts are not maintained, the Company will be required to post a $500,000 irrevocable letter of credit for each $2,000,000 shortfall, to be applied by the lessor in the event of default under the lease.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

(14) GEOGRAPHIC INFORMATION

  Net revenue, operating income, and identifiable assets by geographic area were as follows:

                                                                                           PREDECESSOR         SUCCESSOR
                                                                                    -------------------------- ---------
                                                                                                       THREE     NINE
                                                                                      YEAR     YEAR    MONTHS   MONTHS
                                                                                     ENDED    ENDED    ENDED     ENDED
                                                                                    DEC. 31, DEC. 31, MAR. 31, DEC. 31,
                                                                                      1995     1996     1997     1997
                                                                                    -------- -------- -------- ---------
                                                                                                 (IN THOUSANDS)
   Revenue
     U.S. operations............................................................... $130,997 $129,879 $ 30,424 $116,378
     Canadian operations...........................................................      --       --       --     3,861
     Mexican operations............................................................      --       --       --     4,507
     Other operations..............................................................   21,565   26,961    4,217   23,329
     Intercompany elimination......................................................      --       --       --    (1,492)
                                                                                    -------- -------- -------- --------
       Total revenue............................................................... $152,562 $156,840 $ 34,641 $146,583
                                                                                    ======== ======== ======== ========
   Income (loss) from operations
     U.S. operations............................................................... $  3,188 $  5,281 $  1,310 $ 18,732
     Canadian operations...........................................................      --       --       --    (5,129)
     Mexican operations............................................................      --       --       --    (1,151)
     Other operations..............................................................      --       --       --       --
                                                                                    -------- -------- -------- --------
       Total operating income...................................................... $  3,188 $  5,281 $  1,310 $ 12,452
                                                                                    ======== ======== ======== ========
   Identifiable assets
     U.S. operations............................................................... $125,612 $158,088 $127,749 $187,892
     Canadian operations...........................................................      --       --       --     9,143
     Mexican operations............................................................      --       --       --     1,538
     Other operations..............................................................      --       --       --       --
     Intercompany elimination......................................................      --       --       --    (2,447)
                                                                                    -------- -------- -------- --------
       Total identifiable assets................................................... $125,612 $158,088 $127,749 $196,126
                                                                                    ======== ======== ======== ========

  Canadian operations include one subsidiary, R.D. Nickel, which was acquired in September 1997. Mexican operations include one subsidiary located in Mexico. The Company's Mexican operations commenced in 1996 and operated as a branch office until it became a wholly owned subsidiary in May 1997. Other operations include royalty revenue from international distributors.

  Royalty revenues from international distributors are as follows:

                                                                                                PREDECESSOR         SUCCESSOR
                                                                                         -------------------------- ---------
                                                                                                            THREE     NINE
                                                                                           YEAR     YEAR    MONTHS   MONTHS
                                                                                          ENDED    ENDED    ENDED     ENDED
                                                                                         DEC. 31, DEC. 31, MAR. 31, DEC. 31,
                                                                                           1995     1996     1997     1997
                                                                                         -------- -------- -------- ---------
                                                                                                    (IN THOUSANDS)
   Japan................................................................................ $ 8,607  $ 9,207   $  971   $10,481
   Brazil...............................................................................   5,931    7,000    1,500     7,500
   Canada...............................................................................   3,981    4,640      805     2,026
   Other................................................................................   3,046    6,114      941     3,322
                                                                                         -------  -------   ------   -------
     Total royalty revenues from international distributors............................. $21,565  $26,961   $4,217   $23,329
                                                                                         =======  =======   ======   =======

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

  Royalty revenues from international distributors included in software license fees and maintenance fees on the consolidated statements of operations were approximately $13,316,000 and $8,249,000, respectively, in 1995, $16,982,000 and $9,979,000, respectively, in 1996, $2,331,000 and $1,886,000, respectively, for the three months ended March 31, 1997, and $16,105,000 and $7,224,000, respectively, for the nine months ended December 31, 1997. Royalties from Canada includes royalties received from R.D. Nickel prior to the acquisition in September 1997.

  Sales and transfers between geographic areas are accounted for at prices which the Company believes are arm's length, and in accordance with the rules and regulations of the respective governing tax authorities.

(15) OTHER INCOME AND EXPENSE, NET

  Other income and expense, net, on the consolidated statements of operations primarily includes interest income of $1,406,000 in 1995; interest income of $2,914,000 and gain on sale of other assets of $1,000,000 in 1996; interest income of $779,000 for the three months ended March 31, 1997; and interest income of $728,000 for the nine months ended December 31, 1997.

(16) CONTINGENCIES

  The Company is involved in various claims and legal proceedings of a nature considered normal to its business, primarily relating to product and contract performance issues, and employee termination matters. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that they will have a material adverse effect on the Company's financial position or results of operations.

(17) NEW ACCOUNTING STANDARDS

  In June 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income," which is effective for annual and interim periods beginning after December 15, 1997. This statement established standards for the reporting and display of comprehensive income and its components in the financial statements. Upon its adoption the Company will be required to reclassify previously reported annual and interim financial statements.

  In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which is effective for annual periods ending after December 15, 1997. SFAS No. 131 established standards for the way public business enterprises are to report information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

  On October 27, 1997, the AICPA Accounting Standards Executive Committee issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") which supersedes statement of Position 91-1, "Software Revenue Recognition". SOP 97-2 focuses on when and in what amounts revenue should be recognized for licensing, selling, leasing or otherwise marketing computer software, and is effective for transactions entered into in fiscal years beginning after December 15, 1997.

  The Company does not expect that the adoption of these new accounting standards will have a material effect on the Company's financial position or results of operation.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

(18) QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized financial data by quarters is as follows:

                                                  PREDECESSOR
                                    --------------------------------------------
                                               THREE MONTHS ENDED
                                    --------------------------------------------
                                    MAR. 31,    JUNE 30,    SEPT. 30,  DEC. 31,
                                      1996        1996         1996      1996
                                    ---------   ---------   ---------- ---------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Revenue......................... $  32,286   $  37,109    $  41,126 $  46,319
   Gross profit.................... $  15,434   $  20,151    $  21,276 $  27,008
   Net income (loss)............... $    (212)  $    (623)   $   2,745 $   4,299
   Net income (loss) per share..... $   (0.01)  $   (0.02)   $    0.10 $    0.16
   Net income (loss) per share-
    assuming dilution.............. $   (0.01)  $   (0.02)   $    0.09 $    0.15

                                       PREDECESSOR          SUCCESSOR
                                       ----------- ---------------------------
                                                 THREE MONTHS ENDED
                                       ---------------------------------------
                                        MAR. 31,   JUNE 30, SEPT. 30, DEC. 31,
                                          1997       1997     1997      1997
                                       ----------- -------- --------- --------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Revenue............................   $34,641   $42,947   $46,729  $56,907
   Gross profit.......................   $17,127   $22,845   $23,748  $31,264
   Net income (loss)..................   $ 1,373   $ 2,151   $(3,227) $ 6,414
   Net income (loss) per share........   $  0.06   $  0.09   $ (0.13) $  0.24
   Net income (loss) per share-
    assuming dilution.................   $  0.05   $  0.08   $ (0.13) $  0.23

(19) SUBSEQUENT EVENTS

  On February 19, 1998, the Company's Board of Directors approved a qualified employee stock purchase plan ("ESPP") and authorized the issuance of 1,500,000 shares of common stock for purchase pursuant to the ESPP. The ESPP is to commence on June 1, 1998. Under the terms of the ESPP, employees may contribute, through payroll deduction, up to 15% of eligible compensation to purchase stock with the limitation of $25,000 annually in fair market value of the stock. Employees may elect to withdraw from the ESPP at any time during the two six months offering periods which are December to May and June to November and have their contribution for the period returned to them. Also, employees may elect to change the rate of contribution only once during the offering periods. The price at which employees may purchase shares is 85% of the lower of the fair market value of the stock at the beginning or end of the six months offering period. The ESPP is qualified under Section 423 of the Internal Revenue Code of 1986, as amended. The ESPP is subject to stockholder approval which will be voted at the annual stockholders' meeting to be held on May 18, 1998.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                                                                  MARCH 31,
                                                                     1998
                                                                --------------
                                                                (IN THOUSANDS)
Assets
Current:
  Cash and cash equivalents....................................    $ 50,276
  Accounts receivable:
    Invoiced and currently due.................................      27,816
    Advanced billings on maintenance...........................       7,281
    Unbilled services..........................................      13,894
    Installment................................................      33,574
    Other......................................................       5,466
    Less: allowance for doubtful accounts......................      (9,383)
                                                                   --------
      Total accounts receivable................................      78,648
  Current portion of deferred income taxes.....................       6,217
  Other current assets.........................................       6,022
                                                                   --------
      Total current assets.....................................     141,163
Cooperation agreement, net of accumulated amortization.........      21,150
Installment accounts receivable, net of current portion........      12,273
Property, equipment and leasehold improvements, net of
 accumulated depreciation and amortization.....................      10,415
Deferred income taxes..........................................       2,848
Goodwill, net of accumulated amortization......................      10,988
Other assets...................................................         763
                                                                   --------
      Total assets.............................................    $199,600
                                                                   ========
Liabilities and Stockholders' Equity
Current:
  Accounts payable.............................................    $  8,419
  Accrued payroll and employee benefits........................       7,234
  Payable to SAG...............................................       8,591
  Income taxes payable.........................................       3,337
  Other current liabilities....................................       5,219
  Current portion of deferred revenues, net of deferred
   royalties...................................................      42,934
                                                                   --------
      Total current liabilities................................      75,734
Deferred revenues, net of deferred royalties...................      28,623
                                                                   --------
      Total liabilities........................................     104,357
Stockholders' equity...........................................      95,243
                                                                   --------
      Total liabilities and stockholders' equity...............    $199,600
                                                                   ========

      See accompanying notes to unaudited condensed consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                              PREDECESSOR   SUCCESSOR
                              ------------ ------------
                              THREE MONTHS THREE MONTHS
                                 ENDED        ENDED
                               MARCH 31,    MARCH 31,
                                  1997         1998
                              ------------ ------------
                              (IN THOUSANDS, EXCEPT PER
                                SHARE DOLLAR AMOUNTS)
Revenues:
  Software license fees.....    $ 7,341      $21,649
  Maintenance fees..........     17,352       19,800
  Professional services
   fees.....................      9,948       14,414
                                -------      -------
    Total revenues..........     34,641       55,863
                                -------      -------
Cost of revenues:
  Software license..........      2,098        5,670
  Maintenance...............      6,205        7,057
  Professional services.....      9,211       11,501
                                -------      -------
    Total cost of revenues..     17,514       24,228
                                -------      -------
Gross profit................     17,127       31,635
                                -------      -------
Operating expenses:
  Software product
   development..............        --           755
  Sales and marketing.......      7,317       11,873
  Administrative and
   general..................      8,500       10,805
                                -------      -------
    Total operating
     expenses...............     15,817       23,433
                                -------      -------
Income from operations......      1,310        8,202
Other income and expense,
 net........................        978          906
                                -------      -------
Income before income taxes..      2,288        9,108
Income tax provision........        915        3,718
                                -------      -------
Net income..................    $ 1,373      $ 5,390
                                =======      =======
Net income per common
 share......................    $  0.06      $  0.18
                                =======      =======
Net income per common share-
 assuming dilution..........    $  0.05      $  0.17
                                =======      =======
Shares used in computing net
 income per common share:
  Net income per common
   share....................     24,338       29,517
  Net income per common
   share-assuming dilution..     25,894       31,491

      See accompanying notes to unaudited condensed consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      PREDECESSOR   SUCCESSOR
                                                                                                      ------------ ------------
                                                                                                      THREE MONTHS THREE MONTHS
                                                                                                         ENDED        ENDED
                                                                                                       MARCH 31,    MARCH 31,
                                                                                                          1997         1998
                                                                                                      ------------ ------------
                                                                                                           (IN THOUSANDS)
Cash flows from operating activities:
  Net income ........................................................................................   $ 1,373      $ 5,390
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization....................................................................       941        2,070
    Gain on sales of property and equipment..........................................................       --           (22)
    Deferred gain....................................................................................       (36)         --
    Write-off of investment..........................................................................       --           848
    Compensation expense on options granted..........................................................       --           194
    Changes in operating accounts....................................................................     8,148       (7,044)
                                                                                                        -------      -------
      Net cash provided by operating activities......................................................    10,426        1,436
                                                                                                        -------      -------
Cash flows from investing activities:
  Additions to property, equipment and leasehold improvements........................................      (208)      (1,523)
  Proceeds from sales of property and equipment......................................................       --            22
                                                                                                        -------      -------
      Net cash used in investing activities..........................................................      (208)      (1,501)
                                                                                                        -------      -------
Cash flows from financing activities:
  Proceeds from stock options exercised..............................................................       --            12
  Adjustments to expenses relating to initial public offering........................................       --          (100)
                                                                                                        -------      -------
      Net cash used in financing activities..........................................................       --           (88)
                                                                                                        -------      -------
Net increase (decrease) in cash and cash equivalents.................................................    10,218         (153)
Cash and cash equivalents, beginning.................................................................    25,773       50,429
                                                                                                        -------      -------
Cash and cash equivalents, ending....................................................................   $35,991      $50,276
--------------------------------------------------
                                                                                                        =======      =======


      See accompanying notes to unaudited condensed consolidated financial statements.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSEDCONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

  The condensed consolidated financial statements included herein have been prepared by management, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1997 contained elsewhere in this Prospectus.

  In the opinion of management, the accompanying balance sheets and related statements of operations and cash flows include all adjustments (consisting only of normal recurring items) necessary for their fair presentation in conformity with generally accepted accounting principles. The results for the three months ended March 31, 1998 are not necessarily indicative of the results expected for the full year.

  Prior to March 31, 1997, Software AG Systems, Inc. and subsidiaries (the "Company") was a wholly owned subsidiary of Software AG, a German software company ("SAG"). On March 31, 1997, the Company consummated a recapitalization agreement under which the Company repurchased from SAG 24,750,000 shares of common stock, and certain senior management of the Company and Thayer Equity Investors III, L.P. ("Thayer") acquired approximately 89% of the then outstanding common stock of the Company (the "Recapitalization"). The Company's results of operations for the three months ended March 31, 1997 are based on operations which occurred prior to the Recapitalization and are not comparable with the results of operations for the three months ended March 31, 1998.

(2) ACCOUNTING POLICIES

 Revenue Recognition

  On January 1, 1998, the Company adopted Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") which superseded Statement of Position 91-1, "Software Revenue Recognition." SOP 97-2 focuses on when and in what amounts revenue should be recognized for licensing, selling, leasing, or otherwise marketing computer software. The adoption of SOP 97-2 did not have a material impact on the Company's revenue recognition policies.

  Software license revenues for an arrangement to deliver software that does not require significant production, modification or customization of software is recognized when there is an executed license agreement, the software and authorization code have been delivered, the fee is fixed or determinable and collectibility is probable.

  Maintenance revenues, which include unspecified when-and-if deliverable software upgrades, user documentation, and technical support for software products, are deferred and recognized on a straight-line basis over the term of the maintenance agreement, generally one year.

  Customer training revenues and revenues from time and material type professional consulting and custom application contracts are recognized as the services are provided and the work is performed. Revenues from long-term fixed price professional consulting and custom application contracts are accounted for under the percentage of completion method. When estimates of costs, on long-term fixed price contracts, indicate a loss, such a loss is provided for currently.

  Sales of enterprise license agreements, generally bundle a combination of products, technical services and professional consulting services. In accordance with SOP 97-2, these elements are unbundled for revenue recognition purposes, and are accounted for according to their component parts using the criteria described above.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                         NOTES TO UNAUDITED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Net Income per Common Share

  The Company reports earnings per share under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). In accordance with SFAS No. 128 requirements, the Company presents basic and diluted earnings per share. Basic earnings per share is based on income available to common stockholders divided by the weighted average number of common shares outstanding. Diluted earnings per share is based on income available to common stockholders divided by the sum of the weighted average number of common shares outstanding and all potential common shares which are dilutive. The following information is a reconciliation of the amounts used in these calculations:

                                                         PREDECESSOR SUCCESSOR
                                                         ----------- ---------
                                                            THREE      THREE
                                                           MONTHS     MONTHS
                                                            ENDED      ENDED
                                                          MAR. 31,   MAR. 31,
                                                            1997       1998
                                                         ----------- ---------
                                                         (IN THOUSANDS, EXCEPT
                                                           PER SHARE DOLLAR
                                                               AMOUNTS)
   Numerator:
     Net income.........................................   $1,373     $5,390
                                                           ======     ======
   Denominator:
    Basic:
     Weighted average shares outstanding................   24,338     29,517
    Effect of dilutive securities:
     Stock options......................................    1,556      1,974
                                                           ------     ------
    Diluted:
     Weighted average shares outstanding-assuming
      dilution..........................................   25,894     31,491
                                                           ======     ======
   EPS:
     Net income per common share........................   $ 0.06     $ 0.18
     Net income per common share-assuming dilution......     0.05       0.17

[OUTSIDE BACK COVER]

  Pictures of a woman talking on the telephone, a man standing atop a diving tower, two men conversing, birds flying and a ferris wheel, with the following text:

  SAGA--a leading enterprise solutions company invested in our customers' success. We enable the linking of valuable information from the enterprise to the Microsoft desktop, allowing people to make better informed business decisions, respond more quickly to customers' needs and be more flexible to changing market demands.

                          SAGA. FREE YOUR INFORMATION